

Annual Report
2024

APRIL 8, 2025

FELLOW STOCKHOLDERS,

With global uncertainty and increasing business complexity, the role of today's CFO is more demanding than ever. Our Finance 2035 Initiative, a survey of 2,000 global business leaders on the evolving role of Finance, found that CEOs, Line of Business (LoB) leaders, and investors see the Office of the CFO becoming far more strategic, with Finance expected to be 'masters of everything' and understand risks and opportunities across the business. At the same time, CFOs participating in the study reported that their ability to take on this broader remit is being hampered by high data fragmentation across the enterprise and limitations of legacy finance systems.

This problem is precisely what makes OneStream a preferred platform for modernizing Finance. We are unique in our ability to unify financial and operational data and processes on a common platform that is powered by artificial intelligence (AI) and extensible to meet the ever-changing and expanding needs of the Office of the CFO — all without adding new technical debt.

These factors contributed to making 2024 such a watershed year for OneStream. We achieved a major milestone with our successful IPO, grew total revenue by 31% and subscription revenue by 41% year-over-year, respectively, and now serve more than 1,600 customers, including 17% of the Fortune 500. These results speak to the strength of the OneStream platform and how we are empowering Finance leaders to modernize and thrive.

But it's not just about the numbers. It's about the opportunity ahead and solving the unmet needs of Finance leaders — particularly helping them harness the transformational power of applied AI. As expectations rise, Finance teams need smarter, faster ways to see the full picture of their business and forecast with precision against a constantly shifting landscape. In 2024, we responded to these challenges with one of our most innovative years to date, introducing a dozen innovations, including expanding our SensibleAI™ portfolio and unveiling Genesis, our advanced click-to-configure architecture.

With SensibleAI, we're delivering applied AI solutions that unite proven quantitative machine-learning (ML) and generative AI capabilities into complete solutions that are trusted, secure, and purpose-built for Finance. The introduction of Genesis will help speed and simplify the ability for customers, partners, and developers to configure, personalize, and innovate on the OneStream platform. These innovations are designed to unlock additional utility and value for customers, build new on-ramps to the OneStream platform, and provide more value and expansion opportunities within our customer base.

Without question, 2024 was a momentous year for OneStream. And, while I'm incredibly proud of what we achieved, I'm even more excited about what lies ahead.

Our Finance 2035 Initiative tells us CFOs are laser-focused on modernizing outdated systems, embracing AI, and making bold investments to stay competitive and strategic. Priorities we anticipate will increase under the increasingly volatile and uncertain macro-economic backdrop. With continued innovation and execution, I believe OneStream is well-positioned to meet the rapidly evolving needs of the Office of the CFO and realize our vision to be the Operating System for Modern Finance.

As Chairman and CEO, my priority is to fuel growth by focusing on the right opportunities. We've built a powerful foundation. The Office of the CFO is rapidly evolving. And we're investing to make OneStream the preferred platform for Finance to unify and accelerate insights, efficiency, and results. As we step into 2025, I am confident that we have the right team, the right strategy, and the right platform to fully capitalize on the rising need for companies, governments, and other organizations to modernize financial systems and operations to have the agility to adapt to this rapidly evolving environment.

I want to congratulate the global OneStream team — now 1,500+ strong — for their incredible commitment, hard work, and continued innovation. I also greatly appreciate the continued support and confidence from my fellow stockholders, as well as OneStream's partners and customers around the world. Thank you for putting your trust in OneStream.

We're just getting started on our mission to help organizations in every industry and geography **TAKE FINANCE FURTHER**.™

Sincerely,

THOMAS SHEA
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-42187

OneStream, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**87-3199478**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
191 N. Chester Street	
Birmingham, Michigan	**48009**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (248) 650-1490

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	OS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of $26.96 for shares of the Registrant's Class A common stock on July 25, 2024, as reported by the Nasdaq Global Select Market on such date, was approximately $759.6 million. The Registrant has elected to use July 25, 2024, which was the closing date of its initial public offering of Class A common stock, as the calculation date because on June 28, 2024 (the last business day of the Registrant's second fiscal quarter), the Registrant was a privately held company. Shares of the Registrant's Class A common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the Registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the Registrant for any other purpose.

As of February 24, 2025, the Registrant had 73,114,192 shares of Class A common stock, par value $0.0001 per share, 63,929,619 shares of Class C common stock, par value $0.0001 per share, and 101,651,168 shares of Class D common stock, par value $0.0001 per share, outstanding.

Documents Incorporated by Reference

Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held in 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

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BASIS OF PRESENTATION

Certain Definitions

As used in this report, unless expressly indicated or the context otherwise requires, references to:

- *"OneStream," "we," "us," "our," the "Company"* and similar references refer to (1) OneStream Software LLC and its consolidated subsidiaries prior to the consummation of the Reorganization Transactions and the IPO and (2) OneStream, Inc. and its consolidated subsidiaries, including OneStream Software LLC, after the consummation of the Reorganization Transactions and the IPO.

- *"Amended LLC Agreement"* refers to OneStream Software LLC's sixth amended and restated operating agreement, which became effective as part of the Reorganization Transactions.

- *"Blocker Mergers"* refers to the acquisition by OneStream, Inc. of LLC Units held by the Former Members and in exchange for which OneStream, Inc. issued shares of Class D common stock.

- *"Continuing Members"* refers to certain KKR entities, all other pre-IPO members of OneStream Software LLC that were not party to the Blocker Mergers and all pre-IPO members that held incentive compensation units of OneStream Software LLC immediately prior to the Reorganization Transactions.

- *"Disinterested Majority"* refers, with respect to a potential redemption of LLC Units, to the majority of OneStream, Inc.'s board of directors who are disinterested, as determined by OneStream, Inc.'s board of directors in accordance with the General Corporation Law of the State of Delaware, or the DGCL, which must exclude any director who is (1) the beneficial owner of the LLC Units to be redeemed, (2) affiliated with the beneficial owner of such LLC Units or (3) serving on OneStream, Inc.'s board of directors as a nominee of the beneficial owner of such LLC Units or its affiliates.

- *"Former Members"* refers to certain pre-IPO members of OneStream Software LLC that were corporations that merged with and into OneStream, Inc. as part of the Reorganization Transactions and that contributed their LLC Units to OneStream, Inc. in exchange for shares of Class D common stock. The Former Members include all pre-IPO members of OneStream Software LLC that are not Continuing Members following the Reorganization Transactions, including certain affiliates of KKR.

- *"IPO"* refers to the initial public offering of OneStream, Inc., completed on July 25, 2024.

- *"IPO Synthetic Secondary"* refers to the use of the net proceeds from the sale of 3,006,037 shares of Class A common stock by OneStream, Inc. in the IPO to purchase an equal number of issued and outstanding LLC Units (and purchase and cancel an equal number of shares of Class C common stock) from KKR Dream Holdings LLC and certain other Continuing Members at a purchase price per LLC Unit equal to the IPO price per share of Class A common stock, net of underwriting discounts and commissions.

- *"KKR"* refers to KKR Dream Holdings LLC and affiliated entities. KKR is both a Former Member and a Continuing Member.

- *"LLC Units"* refers to the single class of non-voting common units of OneStream Software LLC.

- *"Reorganization Transactions"* refers to the internal reorganization completed in connection with the IPO, following which OneStream, Inc. manages and operates the business and controls the strategic decisions and day-to-day operations of OneStream Software LLC as sole manager and includes the operations of OneStream Software LLC in its consolidated financial statements.

- *"Secondary Offering"* refers to the sale by the Company and certain selling stockholders of Class A common stock that was initially completed on November 18, 2024 and the underwriters' subsequent

exercise in full of their option to purchase additional shares of Class A common stock that was completed on November 27, 2024.

- *"Secondary Offering Synthetic Secondary"* refers to the use of the net proceeds from the sale of 6,892,009 shares of Class A common stock by OneStream, Inc. in the Secondary Offering to purchase an equal number of issued and outstanding LLC Units (and purchase and cancel an equal number of shares of Class C common stock) from KKR Dream Holdings LLC at a purchase price per LLC Unit equal to the public offering price per share of Class A common stock, net of underwriting discounts and commissions.

- *"TRA Members"* refers to the parties to the Tax Receivable Agreement, which include KKR and other Continuing Members and certain Former Members.

RISK FACTORS SUMMARY

Investing in our Class A common stock involves numerous risks, including those set forth below. This summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth in Part I, Item 1A. Risk Factors of this report. Below are summaries of some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

- Our rapid growth may not be sustainable or indicative of our future growth.

- Our business could be harmed if we fail to manage our operations to support our rapid growth and potential future growth.

- We have a history of operating losses and may not achieve or sustain profitability in the future.

- We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition.

- If our industry does not continue to develop as we anticipate or if potential customers do not continue to adopt our platform and applications, our sales will not grow as quickly as expected, or at all, and our business, operating results and financial condition would be harmed.

- If our platform or applications contain serious errors or defects, we might lose revenue and market acceptance and suffer harm to our reputation, and might incur costs to defend or settle product liability claims.

- Our business depends substantially on our customers renewing their subscriptions and expanding their use of our platform. If our customers do not renew their subscriptions, if they renew on less favorable terms or if they do not add more products, solutions or users, our business, operating results and financial condition will be adversely affected.

- Our sales cycles can be long and unpredictable, particularly with respect to large enterprises, and our sales efforts require considerable time and expense.

- Our revenue growth depends in part on the success of our strategic relationships with third parties, including go-to-market and implementation partners, and if we are unable to establish and maintain successful relationships with them, our business, operating results and financial condition could be adversely affected.

- We recognize revenue from SaaS subscriptions to our platform over the terms of these subscriptions. Consequently, increases or decreases in new sales may not be immediately reflected in our operating results and may be difficult to discern.

- Our continued transition to a SaaS-based model could cause our operating results to fluctuate.

- Changes in our pricing model could harm our business, operating results and financial condition.

- Our quarterly results might fluctuate, and, if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

- Our long-term success depends, in part, on our ability to expand the sales of our platform to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

- If our security controls or those of our vendors are breached or unauthorized, unlawful or inadvertent access to customer data or other data we maintain or process is otherwise obtained, or if the information systems on which we rely experience any other type of cybersecurity incident, or any technical failure that compromises our information or operations, our platform and applications might be perceived as insecure, we might lose existing customers or fail to attract new customers, and we might incur significant liabilities.

- Privacy, data protection and cybersecurity concerns, and data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of our platform and adversely affect our business, operating results and financial condition.

- Our principal asset is our interest in OneStream Software LLC, and we depend on OneStream Software LLC and its consolidated subsidiaries for our operating results, cash flows and distributions.

- We will be required to pay the TRA Members for certain tax benefits we might claim, and we expect that the payments we will be required to make will be substantial.

- The amounts that we might be required to pay to the TRA Members under the TRA might be accelerated in certain circumstances and might also significantly exceed the actual tax benefits that we ultimately realize.

- Our organizational structure, including the TRA, confers certain benefits upon the TRA Members, including KKR, which do not benefit Class A common stockholders to the same extent as it benefits the TRA Members, and imposes additional costs on us.

- Our Class C common stock and Class D common stock are entitled to ten votes per share, which has the effect of concentrating voting control with the holders of our Class C common stock and Class D common stock, including KKR and our co-founder and chief executive officer. This limits or precludes our other stockholders' ability to influence corporate matters and may have a negative impact on the price of our Class A common stock.

- KKR controls us, and its interests may conflict with our or our Class A common stockholders' interests.

- Our certificate of incorporation contains provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by, or presented to, KKR or its affiliates, other than those presented to representatives of KKR or its affiliates in their capacity as members of our board of directors, which could create conflicts of interest and have a material adverse effect on our business, operating results, financial condition and prospects if attractive corporate opportunities are allocated by KKR to itself, its affiliates or third parties instead of to us.

Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this report include statements about:

- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses and ability to achieve and maintain future profitability;

- our business model, including our continued transition to a SaaS-based model;

- our ability to effectively manage our growth and expand our operations;

- our ability to attract and retain customers and expand the number of users on our platform;

- our ability to implement changes and enhancements to our pricing model;

- our ability to attract and retain partners and expand our partner relationships;

- anticipated trends in our business and industry;

- our ability to remain competitive as we continue to scale our business;

- our international expansion plans and ability to expand internationally;

- our ability to develop new core solutions and applications, or enhancements to our existing platform features and functionality, and bring them to market in a timely manner;

- our ability to maintain the security and availability of our platform;

- our ability to hire and retain experienced, talented and diverse employees;

- our ability to maintain and enhance our brand;

- our future acquisitions or strategic investments in complementary companies, products or technologies;

- the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements, and our expectations regarding our future capital requirements and needs for additional financing;

- our ability to comply with laws and regulations that currently apply or become applicable to our business both in the United States and internationally, including with respect to privacy, data protection and data security;

- our expectations regarding our ability to obtain, maintain, enforce, defend and enhance our intellectual property rights;

- general economic conditions and their impact on demand for our platform; and

- the amount and timing of any payments we make under the TRA.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this report.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this report primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled "Risk Factors" and elsewhere in this report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this report to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

Item 1. Business.

Overview

OneStream delivers a unified, AI-enabled and extensible software platform—the Digital Finance Cloud—that modernizes and increases the strategic impact of the Office of the CFO.

Our platform unifies core financial and broader operational data and processes within a single platform, with solutions that maintain the integrity of corporate reporting standards for Finance while providing operationally significant insights for business users. With embedded applied AI and machine learning technologies built specifically for Finance, our platform automates and streamlines workflows, accelerates analysis and improves forecast accuracy, equipping the Office of the CFO to report on, predict and guide business performance. Our platform's extensible architecture also enables customers to rapidly adopt and develop new solutions that meet the unique and continually evolving needs of their business. The Digital Finance Cloud empowers the Office of the CFO to form a comprehensive, dynamic and predictive view of the entire enterprise, providing corporate leaders the control, visibility and agility required to proactively adjust business strategy and day-to-day execution.

Since our inception, our platform has been purpose-built to advance and modernize the Office of the CFO. The Digital Finance Cloud addresses the strict requirements of auditability, transparency and repeatability for critical finance and accounting processes, while maintaining the flexibility, agility and relevance essential for impactful financial and operational planning and analysis. To achieve this, our platform unifies financial and operational data from systems across the enterprise. With powerful financial intelligence across parameters such as accounts, intercompany accounting and foreign currency exchange, among others, our platform accounts for the interdependencies among processes to automatically reconcile and cascade changes, establishing a dynamic and unified data model. From this foundation, our platform allows for the reporting dimensions of each financial and operational process to be customized, empowering users to access the insights and data views that are most relevant to their needs while ultimately maintaining alignment to corporate and external reporting standards. In addition, our platform solutions are powered by sophisticated applied AI and machine learning technologies for Finance, built on our core tenets of auditability, transparency and repeatability. Our AI-powered solutions, including predictive planning and analytics and guided workflows, among others, enable enhanced productivity and more accurate forecasting.

Our unified platform's highly differentiated capabilities enable us to deliver a comprehensive set of solutions for the Office of the CFO that eliminates the need for our customers to use multiple disparate legacy products, applications and modules. Our solutions include the following:

- *Financial Close and Consolidation*. Streamlines financial processes with advanced capabilities designed to automate tasks and manage the immense complexity and strict standards of financial reporting and consolidation.

- *Financial and Operational Planning and Analysis*. Enables financial and operational planning, budgeting, forecasting and results analysis for individual business functions and the synchronization of those plans across the entire organization.

- *Financial and Operational Reporting*. Provides end-to-end visibility of analytics and key metrics to all stakeholders, including executives, Finance professionals, line-of-business leaders and other business partners.

The extensible architecture of the Digital Finance Cloud enables our customers to expand their adoption of our platform and the value they derive from it. Our solutions are built on a single foundation of technical shared services, including enterprise application integration, financial data quality management, security and AI-services. Our developers, as well as a growing developer community consisting of customers and partners, can leverage these

technical shared services to build additional applications directly within OneStream's integrated software development environment. This extensible architecture and developer ecosystem accelerates the pace of innovation, expands the breadth of our financial and operational use cases and enhances the value our customers can derive from their OneStream investment.

As Finance teams experience the benefits of our unified approach that drives streamlined financial processes and improved forecasting accuracy, they often seek opportunities to deploy our platform beyond our core solutions. We offer a number of applications that address these expanded financial use cases, such as transaction matching, tax provision, account reconciliations, cash flow forecasting and lease accounting, among others.

In addition to expanded finance use cases, customers can also unify operational planning and analytics with applications built on our platform. Operational applications available today include capital planning, sales planning, workforce planning and profitability analysis, as well as machine learning-enabled demand forecasting, labor planning and merchandise financial planning. Additionally, our partners have built industry-specific applications atop our platform, such as Automotive Planning Factory.

As a result, the Digital Finance Cloud can power insights and workflows for a diverse set of business users, including Finance, sales, marketing, operations, human resources and IT professionals, embedding our platform more deeply in our customers' organizations and their critical business processes. By unifying those business processes within our platform and data model, enterprises can eliminate departmental silos, enable cross-functional collaboration and further enrich enterprise-wide visibility while reducing technical debt.

To enable our customers to rapidly expand the use of our platform as their business needs evolve, the OneStream Solution Exchange allows them to discover, download and configure additional applications built by OneStream and many of the applications built by our development partners. We launched the OneStream Solution Exchange in 2023 and currently provide approximately 100 first-party and third-party developed applications, demonstrating our continued pace of innovation and ability to deliver vertical specific applications. The OneStream Solution Exchange includes both applications available to our customers at no additional cost, as well as fee-based applications built by us or our partners.

We primarily employ a direct sales model to sell into and expand within our customers' organizations. Our sales force has extensive experience, industry knowledge and domain expertise of traditional financial and EPM market segments. Our sales and marketing organization engages with prospective customers across multiple in-person and virtual channels and provides them with user conferences, platform demonstrations, application guides, whitepapers, webinars, presentations and other content to accelerate their understanding of our platform and drive greater adoption. To further expand our sales channels, we have obtained government certifications, including FedRAMP High. Our platform's ability to solve the most complex challenges within the Office of the CFO provides us with a distinct advantage in our efforts to acquire new customers.

In addition, our global ecosystem of more than 300 go-to-market, implementation and development partners provides us with a significant source of lead generation and implementation support. We partner with boutique consulting firms and dedicated teams within larger consulting firms that have built their entire services practices around designing and implementing our platform for their clients. We also collaborate with global strategic consulting firms and global systems integrators, such as Accenture, IBM, KPMG and PwC, which introduce our platform to their clients as part of large-scale digital transformation projects as well as finance and business projects where our platform can help accelerate business initiatives and improve user experience. Our go-to-market partnerships with key technology providers, including Microsoft, enable us to better serve our customers and gain access to new accounts and buyer types. A growing number of our consulting and independent software vendor partners are building and productizing new functional and industry-specific applications atop our platform. We jointly promote these solutions through the OneStream Solution Exchange and monetize them through revenue-share arrangements. Our online community and OneStream WAVE developer conferences serve to foster and grow these developer relationships.

Industry Overview

A number of important industry trends impact how organizations manage enterprise performance, including the following:

Corporate Leaders Are Demanding That the Office of the CFO Deliver Strategic Insights and Business Guidance

As organizations operate in an increasingly complex, global and volatile environment, the ability to make data-driven business decisions dynamically and efficiently is a key driver of competitive advantage. As a result, corporate leaders are demanding that the role of the Office of the CFO evolve from one focused almost exclusively on historical record-keeping and analysis to one of serving as a strategic partner to the business. Traditionally, the Finance department's primary function has consisted of accurately reporting on an enterprise's past financial results and periodically forecasting future performance based largely on extrapolations of those historical results. While reporting remains critical to business performance, today's environment demands that the Finance function becomes a continuously forward-looking organization that helps corporate leaders orchestrate informed business strategy and execution.

The Finance department sits at the intersection of strategic, operational and financial functions. Tasked with delivering a single set of definitive and auditable results, Finance's responsibility for the accuracy of reporting and forecasting for the entire enterprise connects Finance into every functional department. This vantage point provides the Finance organization with visibility into critical business insights and processes across the enterprise. For example, the Finance team has visibility into sales planning within sales, headcount planning within HR and account reconciliations within payables, among other processes, as well as into the underlying data across disparate departmental systems. Additionally, the Finance team collaborates closely with corporate leaders, including the board of directors, the CEO, the CFO and functional leaders from sales, marketing, HR, IT, legal and other areas.

Given this connectivity across the enterprise, corporate leaders understand that Finance is ideally positioned to eliminate information silos between departments and synthesize the stream of information from business processes across the organization into a consolidated and dynamic model of the enterprise's current and future performance. By leveraging the full spectrum of financial and operational data, the Finance team is unique in its ability to develop a holistic and up-to-date view of the enterprise that reflects the broader business environment. Corporate leaders are therefore increasingly demanding that Finance teams take on additional responsibility and provide them with the analytics needed to continually drive business performance with real-time, actionable and predictive insights that enable alignment between execution and financial outcomes. In this expanded role, Finance allows corporate leaders to predict, identify, analyze and understand emerging business trends and respond with adjustments to strategy and execution to optimize business outcomes.

Digital Transformation Efforts Have Historically Not Prioritized Modernizing the Office of the CFO

Advances in technology have significantly increased the speed and global reach of the enterprise. At the same time, competition has heightened customer expectations and investor scrutiny. In order to meet these expectations, enterprises must be capable of predicting, identifying and rapidly adapting to changes in the marketplace that can materially impact operational execution and financial results. Enterprises that can do so successfully stand to gain a meaningful advantage over their competitors.

These trends are driving organizations to invest significant resources on digital transformation efforts with the aim of increasing enterprise agility, automating transactional processes and streamlining corporate decision-making. Despite the progress that has been made in digital transformation across many front-office and corporate functions, the Office of the CFO has historically lagged behind in its investment and use of modern, digital technologies and analytics. Consequently, many Finance organizations continue to rely on legacy systems, some of which were built on decades-old technology and are unable to handle the complexity and volume of data produced by the patchwork of technology applications deployed across the enterprise. These legacy Finance systems have failed to deliver the capabilities required by the modern Office of the CFO, forcing organizations to supplement them with discrete point solutions and a fragmented array of spreadsheets that fulfill limited functions and frequently require time-consuming data reconciliation and rework. As a result of this incremental approach, Finance teams are often overwhelmed by a

disparate set of tools and siloed datasets, leading to inefficient and inconstant decision-making as well as loss of competitive advantage.

Modernizing the Office of the CFO Is Extremely Challenging

While efforts to capitalize on the unique position of Finance teams and modernize the Office of the CFO have gained strategic prominence, the immense complexity of the Finance function and the disjointed nature of systems within them have presented significant logistical and technical challenges to effecting change. Traditional financial processes, including close and consolidation, reporting and planning are extremely complex. Adding to this complexity, Finance teams have typically relied on disparate data sources, siloed processes and fragmented tools to deliver their functional requirements, resulting in onerous manual reconciliation processes and inconsistent outputs. Compounded by years of under-investment in digital transformation and systems rationalization, these challenges mean that Finance teams are already struggling to deliver against their existing mandate and are therefore unable to evolve into an expanded strategic role.

Beyond the domain of the Finance function, the immense complexity of the modern enterprise has further hindered attempts to transform the role of the Office of the CFO. Digital transformation efforts have often resulted in a multitude of disparate business applications across the enterprise, with each designed to optimize data and processes for a specific function or sub-function. As a result, enterprise data exists in isolation across disconnected systems and informal or offline workflows, meaning that Finance teams cannot designate one single system as the definitive source of truth. Prevented from developing a holistic view of the organization, Finance teams are unable to achieve enterprise-wide visibility and enable business agility, limiting their ability to support critical business and strategic objectives.

As a result of these challenges, organizations are finding that they lack the fundamental data, technology and specialized technical expertise required to modernize the Office of the CFO. To evolve, organizations are demanding a platform-based approach that provides the enterprise-wide control, visibility and agility needed to transform Finance function.

AI Has Not Successfully Been Implemented Across the Office of the CFO

The emergence of AI technologies is presenting business leaders with a generational opportunity to transform their organizations and build competitive strength. In particular, with the Office of the CFO under pressure to evolve into a strategic partner for the business, CFOs recognize the potential of AI to deliver advanced insights, productivity and accuracy to specific financial and business processes, such as demand forecasting, workforce planning and budgeting, which can vastly enhance the Finance function's capacity to drive business change. Moreover, as CFOs grapple with the challenges of hiring Finance professionals amidst a global shortage of qualified talent, the potential for AI-technologies to provide productivity gains that could overcome this shortfall is driving demand for AI-enabled solutions.

Despite the clear opportunity that AI presents, previous efforts to employ these technologies within the enterprise have encountered significant obstacles. At the organizational level, the complexity of enterprise technology systems has meant that the implementation of AI technologies, which require consistent, accurate and unified data sets, has been extremely challenging. For the Finance function specifically, concerns about data accuracy, auditability, security and the specialized nature of financial processes present additional hurdles for the adoption of AI. Processes like planning, reporting and budgeting require deep financial expertise, while the successful development of AI toolsets has historically required an understanding of data science and software development. The relative scarcity of employees with these overlapping skillsets has limited the ability of organizations to develop specific AI use cases that effectively support the Finance function. As a result, CFOs and other corporate leaders are increasingly seeking applied AI solutions that are purpose-built for Finance to address process complexity and exponentially improve efficiency, repeatability and accuracy of specific financial processes.

Our Platform

Designed to modernize the Office of the CFO, the Digital Finance Cloud enables an enterprise-wide approach to unifying financial and operational data and business processes to give business leaders comprehensive visibility, increase business agility, eliminate departmental silos and enhance cross-functional collaboration. Our platform unifies and optimizes data and processes across the entire organization. We will continue to develop new solutions that allow customers to derive even more value and expand their use cases powered by our platform.

Our platform delivers a comprehensive set of solutions for the Office of the CFO: financial close and consolidation; financial and operational planning and analysis; and financial and operational reporting. The functionality of our Finance solutions can be extended with applications that leverage the common capabilities and unified data model of the platform and are designed to power additional operational business processes, all built on the shared platform services of our Digital Finance Cloud. Each of our solutions is fully capable standalone and out-of-the-box, giving customers the flexibility to adopt multiple solutions from the outset, or start with a single solution and expand applications and use cases over time as their business needs evolve. By deploying our solutions and applications together, our customers can unify critical financial and operational business processes within a single platform, creating a single source of truth for business performance and planning data across the enterprise.

In addition to our financial and operational capabilities, the Digital Finance Cloud embeds powerful applied AI and machine learning technologies to further enhance our offering to customers. Our Finance-specific AI and machine learning engines are built directly on our unified data model, ensuring seamless integration with our Finance solutions. With end-to-end data management and intuitive pre-built machine learning processes, our applied AI and machine learning engines empower Finance and operations teams to make informed business decisions and forecast with great speed and accuracy in today's highly complex modern business environment.

Through the OneStream Solution Exchange, our customers can currently download, configure and deploy approximately 100 OneStream- and third-party-developed applications on a self-serve basis. These applications allow customers to enhance existing business processes and further expand the functionality of our platform to new departments, all without requiring additional integration or IT complexity. Customers and partners can develop applications that are configured to address the specific financial and operational business processes of their organization or industry vertical. With custom-built applications, organizations can further extend the value of our platform, beyond the applications developed by us. The extensible architecture of our platform allows us, our partners and our customers to continually develop, integrate and use new applications through the OneStream Solution Exchange, creating a highly differentiated and scalable offering.

Our platform integrates with hundreds of data sources, including enterprise resource planning (ERP), customer relationship management (CRM), supply chain management (SCM), human capital management (HCM) and other management systems and enterprise data warehouses, to seamlessly ingest and aggregate massive amounts of financial and operational data from across the entire enterprise. Our highly differentiated platform eliminates the need for users to manually retrieve data from one system, transform that data and port it across multiple systems and business intelligence and reporting tools. In combination with enterprise-grade security features, this helps to ensure the protection of an organization's critical and highly sensitive data in accordance with regulations and recommended enterprise financial controls. Our platform also features collaboration tools that enable users to interact and share information across business processes directly within our platform to eliminate the inefficiencies resulting from discrete, offline processes. Our applied AI and machine learning capabilities for Finance, including our Sensible ML application, are embedded throughout, enabling users to take advantage of market-leading automated planning and forecasting capabilities. We intend to continue to efficiently invest in AI initiatives to further increase the value proposition to our customers.

The key elements of the Digital Finance Cloud that power our core solutions and applications include:

- *Financial Intelligence*. Our platform features sophisticated, integrated financial intelligence that enables complex calculations and analysis within a flexible model. From the moment of implementation, our platform offers pre-built financial intelligence designed to handle the significant complexities of rules and calculations for accounts, time, currencies, intercompany transactions, cash flow and consolidation. With

the combination of financial intelligence and automated workflows delivered on our platform, users can accurately and efficiently prepare financial results for reporting, planning, budgeting and forecasting.

- *Unified Data Model.* Our platform utilizes a unique relational blending capability that combines, transforms and analyzes complex financial and operational data to enable users to create a unified model spanning their entire enterprise. Our unified data model supports the collection and consolidation of financial results while also enabling more detailed financial and operational reporting, planning, budgeting and forecasting all in a single platform. Our platform's extensible architecture allows customers to deploy our solutions across every layer of the enterprise, delivering robust data that both respects corporate and external reporting requirements and is immediately relevant to daily business operations.

- *Data Quality Engine*. Our platform ensures robust financial and operational data quality across all business processes with strict controls and guided workflows through all data management, verification, analysis, certification and locking processes. By maintaining an accurate repository of all financial and operational data, our platform enables full auditability and traceability back to the original data source. With a single source of truth for multiple business processes, users benefit from a reduction in errors and the elimination of inefficiencies resulting from reconciliation.

- *Integrated Software Development Environment*. Our platform features a robust software development environment to enable OneStream, our customers and partners to rapidly build additional functional or industry-specific applications. As these applications are developed directly within our platform, they can leverage the other key elements of our platform and other shared resources such as user interface, IT resources and provisioned users. This extensible environment also uniquely allows OneStream and our customers and partners to rapidly develop and release new applications in the OneStream Solution Exchange as we or they identify opportunities to migrate additional business processes onto our platform.

- *Transactional Matching and Analytics*. Our platform analyzes vast amounts of detailed transactional data and blends it with validated financial and operational data in near-real time to detect emerging trends and signals. This capability enables users to analyze the impact of operations on financial results, without requiring the Finance team to perform a full financial close. This allows our customers to discover and act on real-time operational insights and understand their associated financial impact.

- *AI-enabled Forecasting*. Our platform allows users to integrate AI-enabled forecasting capabilities directly into key planning processes, such as demand forecasting, labor planning and sales planning. Our Sensible ML application enable users to create thousands of baseline forecast scenarios rooted in historical data, automatically seed forecasts with predictive models and dynamically adjust forecasts based on operational changes. With AI-enabled forecasting, organizations can leverage financial and operational data to assist with accurate forecasting for critical business processes, while integrating these forecasts into enterprise-wide models to ensure the most informed business decisions.

Our Key Strengths

We believe we have the following key advantages over our competitors' existing offerings:

- *Single Source of Truth*. The Digital Finance Cloud acts as the single source of truth for an organization's critical financial and operational data and workflows. With the ability to aggregate enterprise-wide business data, powered by our unique relational blending capability, customers can analyze the financial impact of operational decisions in real-time and proactively adjust business strategies accordingly. By leveraging this unified data model, our platform enables Finance and operating teams to implement function-specific applications that deliver data that meet both corporate and external reporting standards, while remaining immediately relevant to daily business operations. The combination of these capabilities enables our customers to access reporting and insights across every level of the organization.

- *Streamlined Workflows*. With our platform, customers can accelerate financial and operational workflows with greater consistency, accuracy and transparency. Consolidating data and business

processes onto a single platform eliminates the need for users to integrate, validate or reconcile data and metadata across systems. Our platform's unified data model, guided workflows and collaboration capabilities enable organizations to further streamline their business processes and seamlessly integrate our predictive AI tools directly into their existing financial and operational processes. This in turn allows enterprises to increase organizational efficiency, reduce the potential for errors and enhance the security of critical financial and operational data.

- *Actionable Insights*. Our platform ingests, processes and interprets vast amounts of financial and operational data to enable real-time insights into the entire enterprise. With interactive dashboards and guided reporting, business users and executives can visualize key trends and modify variables to analyze the impact of changes to models, plans and forecasts under different scenarios. These capabilities provide corporate leaders with real-time access to aggregated financial and operational results within a single pane of glass, significantly enhancing the decision-making process.

- *AI and Machine Learning-Enabled Predictive Capabilities*. Our modern Finance-focused applied AI and machine learning engines are purpose-built to enhance key financial and operational analyses and processes. This empowers users to accelerate and increase accuracy of auditable forecasts, which can be fed directly into existing financial and operational processes to create data-driven and dynamic plans. Our platform's AI and machine learning capabilities allow organizations to anticipate business trends in real-time, vastly improving upon existing planning and forecasting techniques. The actionable insights provided by these capabilities allow corporate leaders to understand how strategic decisions translate into business outcomes, enabling them to be agile, forward-looking and data-driven in aligning operational decisions to financial outcomes.

- *Extensible Platform*. Our highly extensible platform enables customers to deploy OneStream- and partner-developed applications across several layers of their organization. Via the OneStream Solution Exchange, customers can discover, download and deploy additional industry- and function-specific applications developed by us and our partners to extend the value of their core OneStream investment. As these extended applications are built natively on our platform, they leverage our common data model and shared platform services, allowing our customers to simplify deployment and realize rapid time to value. Additionally, our platform's integrated development tools allow customers to develop and implement new applications directly, further enhancing the strength of our offering. This extensibility ultimately reduces IT complexity, increases the long-term value of our platform and allows our platform to seamlessly evolve with our customers.

- *Enterprise-Grade and Highly Scalable*. We have built our platform, data model and analytics and AI engines to provide the reliability and scale required for the world's largest and most complex enterprise environments. Our platform is capable of efficiently processing enterprise-scale data sets and workloads. Our platform's cloud architecture provides customers with the flexibility to increase consumption of our services on-demand to meet the needs of their organization. The Digital Finance Cloud empowers enterprises to address the most complex challenges facing the Office of the CFO.

- *Lower Total Cost of Ownership*. As an end-to-end platform, we enable customers to consolidate workflows that historically occurred across numerous legacy systems, eliminating the need to maintain multiple disparate applications and data sets. This allows them to rationalize the costs and time associated with integrating, maintaining and upgrading these systems. In addition, by operating within a single unified framework, Finance and business unit teams are able to increase their productivity and efficiency.

With our powerful Digital Finance Cloud, we are fundamentally redefining the capabilities of the Office of the CFO, empowering Finance to go beyond historical reporting to become a strategic driver of critical business planning, strategy and outcomes. Our differentiated approach disrupts existing approaches to traditional financial processes that require Finance teams to manually integrate financial and operational data from disparate legacy systems. Our platform enables a modern approach to Finance by allowing enterprises to unify critical business processes for users across the organization to provide a single source of truth for Finance and operations. As a result, our platform provides

exceptional visibility into enterprise performance, enhances planning and forecasting accuracy and facilitates business agility.

Our Growth Strategy

To achieve our vision to transform the of the Office of the CFO into a critical driver of strategy and execution, the key elements of our growth strategy include:

- *Acquire New Customers*. We believe there is substantial opportunity to acquire new customers among enterprises and mid-market organizations. The broad digital transformation efforts in the Office of the CFO, as well as the ongoing replacement cycle in the large installed base of legacy finance systems, provide us with a natural entry point to engage with prospective customers. We intend to continue to focus on efficient growth by expanding our sales force and investing in our sales and marketing efforts to attract new customers. Our customer base has grown rapidly, increasing from 1,388 as of December 31, 2023 to 1,601 as of December 31, 2024, representing growth of 15%.

- *Expand the Number of Finance Users on Our Platform*. We typically land with customers as the primary system of record for finance functions. However, our platform also offers numerous other department-specific solutions for Finance teams, many of which can be accessed through the OneStream Solution Exchange. As the system of record, we often become the center of gravity within Finance organizations and organically consolidate these adjacent tasks on our platform, adding additional Finance users and use cases in the process. Through our customer success efforts, we also proactively help our customers identify additional use cases for our platform within their Finance organizations. Given our broad platform capabilities and our large customer base, we believe expanding the number of users within the Office of the CFO of our existing customers represents a significant opportunity.

- *Expand Our International Footprint*. We believe there is a significant opportunity to grow our international business and plan to continue to invest in personnel, office space, marketing and data center capacity to support our international growth. Revenue generated from customers outside of the United States accounted for 32%, 30% and 27% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. In addition to our offices and customers throughout the United States, we maintain offices in Australia, Europe and Singapore, and our customers are located in approximately 45 countries. The ability of our platform to meet the complex needs of large, multinational organizations positions us well to continue our penetration of international enterprises.

- *Grow Our Ecosystem*. Our network ranges from large systems integrators, including Accenture, IBM, KPMG and PwC, to boutique consulting firms that exclusively aid businesses in the design and implementation of our platform. We also maintain go-to-market partnerships with key technology providers, including Microsoft, enabling us to better serve our customers. Our network expands our coverage footprint, creates attractive go-to-market channels, facilitates opportunities for product differentiation by building applications on our platform and helps speed the adoption of our platform. We intend to expand and enhance these relationships to grow our market presence and drive greater sales efficiencies.

- *Extend Further Into Operations*. By leveraging a single, unified data model for both finance and operations, our customers are able to realize the full value of our platform approach. Today, we have numerous customers that already use the Digital Finance Cloud for operational planning and daily decision-making for processes including workforce planning, ESG-reporting and profitability analysis. We intend to work closely with our customers and partners to extend their use of our platform beyond the Office of the CFO, allowing us to grow the number of users and use cases on our platform.

- *Extend Our Technology Leadership*. We believe our ability to enable our customers to further unify financial and operational business processes and leverage applied-AI solutions will contribute to our continued success. To support these efforts, we intend to make substantial investments in research and development, including in the areas of applied machine learning and AI technologies, to expand and

strengthen our offerings. In addition, we will continue to expand our engagement with the OneStream developer community to improve the value proposition of our platform, including vertical-specific applications and functionality in areas such as healthcare, manufacturing and financial services. Our continued focus on AI and machine learning will build on the development of our first machine learning-powered application in 2017, the introduction of our predictive financial signaling core solution and transaction matching application in 2019, the commercial release of our first AI-enabled application, Sensible ML, in 2022 and our acquisition of the remaining equity interests of DataSense in 2024 to continue our development of AI-enabled solutions. These capabilities increase the value proposition of the Digital Finance Cloud to our existing customers and further differentiate us from our competitors.

Our Technology

Our proprietary platform is built on an innovative set of core technologies and is designed to run on our cloud-native architecture. This cloud-based architecture enables businesses to use our platform to synthesize data points from hundreds of unique sources into a unified data model that powers our core solutions. The value of our platform can be extended with OneStream- and third-party-developed applications from the OneStream Solution Exchange, as well as custom-built applications developed by our customers and partners. By approaching business processes through our unified platform, we eliminate the need to integrate legacy systems, thereby streamlining maintenance, ensuring a consistent approach to security and controls and providing a common experience for all platform users.

The key elements of our platform include:

- *Financial Intelligence Engine*. Our platform features a sophisticated financial intelligence engine that allows organizations to perform complex calculations to support a variety of analyses that leverage financial and operational data. This in-memory, 64-bit engine is based on a node-level, shared common data design that provides the flexibility for organizations to run a variety of calculations and alternate hierarchies while ensuring the performance necessary to address business process requirements. Our native financial intelligence engine has pre-built functionality across a number of common dimensions, including accounts, currency, intercompany, equity accounting, hierarchy-specific adjustments and flow.

- *Unified Data Model*. Our innovative platform allows our customers to consume a variety of data from both financial and operational data sources and enables them to blend these together into a unified data model. At the core of our platform is an object-oriented metadata technology, which we refer to as extensible dimensionality, that enables enterprises to create the strict model constructs required for financial close and consolidation while simultaneously offering the flexibility required for financial and operational planning and analytics. This approach allows businesses to align to a common corporate standard while allowing the individual business units the ability to create unique model elements to fit their specific needs.

- *Unified Data Consumption*. OneStream's unique approach to data consumption allows organizations to seamlessly leverage a variety of different underlying data structures and technologies in constructing a unified data model. Our approach to data consumption allows customers to seamlessly use a mix of traditionally disparate technologies, such as OLAP cube structures, relational data stores and columnar data as the basis for model inputs, providing scalability and flexibility to tackle a diverse set of business processes. This approach to blending traditionally disparate data sources, such as HR data, sales planning and supply chain planning, enables organizations the flexibility to summarize data at the appropriate level while maintaining the granular detail to run relevant analytics. Additionally, the platform enables customers to easily create dynamic dashboards which are able to view or modify source and analytic data in a consistent manner.

- *Integrated Software Development Environment*. Our platform includes an integrated software development environment that allows OneStream, our customers and partners to create functional or industry-specific applications that extend our use cases to additional business processes.

- ***Common Platform Features***. Our platform provides a number of native features to enable collaboration and consistency across an organization's data and processes, including collaborative workflows, enterprise-grade security and cloud-native architecture.

Sales and Marketing

Our sales efforts are focused on large enterprises and mid-market organizations and we primarily employ a direct sales model to sell into and expand within our customers' organizations. Based in locations around the world, our sales force leverages its extensive experience, industry knowledge and domain expertise to help potential customers understand the broad applicability and capabilities of our platform. This platform-driven sales motion often leads to the acquisition of customers with large initial contract values. We also leverage our partner ecosystem to extend our market reach and influence sales outcomes, and many of our customers also serve as references for potential new customers.

We maintain an organizational focus on achieving 100% customer success by delivering long-term value to our customers through our ongoing efforts to help them realize the full potential of our platform. Our customer success team works closely with our customers to speed solution deployment and guide the identification and expansion of use cases, which in turn drives user growth and additional revenue.

Our sales and marketing organization engages with prospective customers across multiple in-person and virtual channels and provides them with user conferences, platform demonstrations, application guides, whitepapers, webinars, presentations and other content to accelerate their understanding of our platform and drive greater adoption. We also host our bi-annual OneStream Splash Global User Conferences to connect existing and potential customers and partners, share best practices and reinforce our brand. As part of our marketing efforts, we are also proud to sponsor a number of brand ambassadors who help increase our brand awareness and market presence.

Partnerships

We have developed a broad network of more than 300 go-to-market, implementation and development partners globally to expand our marketing reach, create attractive go-to-market channels, assist in the implementation of our platform, facilitate opportunities for product differentiation by building applications on our platform and otherwise help accelerate the adoption of our platform. Our global partner network includes companies and professionals with many years of EPM and broader software industry experience, combined with a track record of delivering successful implementations. We certify our partners at varying levels and they assist customers across all industries.

A number of our partners are boutique consulting firms and dedicated teams within larger consulting firms that have built their entire services practices around designing and implementing our platform for their clients and providing subject-matter expertise for specific use cases through trained and OneStream-certified personnel. We also collaborate with global strategic consulting firms and global systems integrators, such as Accenture, IBM, KPMG and PwC, which introduce our platform to their clients as part of large-scale digital transformation projects as well as finance and business projects where our platform can help accelerate business initiatives and improve user experience.

In some cases our partners act in multiple roles. For example, we partner with Microsoft as our cloud-computing provider and on cloud engineering efforts that enable our customers to leverage our solutions more effectively. Our platform also integrates multiple features of the Microsoft .NET ecosystem, and we also maintain an active go-to-market relationship with Microsoft which promotes our platform to its existing and potential customers.

Research and Development

Our platform and core technologies were purpose-built by our co-founders and core team of software engineers with more than three decades of experience building financial applications. As a result, we were able to quickly achieve product-market fit with a highly efficient investment in initial research and development. Over time, we have been able to continuously leverage our initial platform investment to quickly bring new features to market and expand our offerings through the use of our integrated development environment and the OneStream Solution Exchange distribution strategy.

Our research and development culture promotes rapid and consistent delivery of high-quality enhancements to the functionality, performance and usability of our platform. We hire skilled engineers, data scientists and other talent from a variety of industries with expertise in developing mission-critical applications for global, distributed large enterprises. Our research and development organization is primarily responsible for design, development, testing and delivery of our platform, core solutions and applications. We focus our efforts on developing core technologies, as well as further enhancing the usability, functionality, reliability, performance and flexibility of our platform.

We have a well-defined technology roadmap to introduce new features and functionality to our platform that we believe will enhance our ability to generate revenue by broadening the appeal of our platform to potential new customers as well as increasing the opportunities for further expansion of the use of our platform by existing customers. We are also investing to enhance the user experience, enterprise functionality and intelligent planning capabilities of our platform, including AI and machine learning solutions. Other areas in which we are continuing to invest include our OneStream Solution Exchange, as well as vertical-specific applications and functionality in areas such as healthcare, manufacturing and financial services.

Competition

Our market is intensely competitive and characterized by rapid changes in customer requirements, industry standards, new discrete product introductions and incremental improvements of legacy systems. Our competitors vary in size and in the breadth and scope of the products and services they offer. We primarily compete with providers of financial consolidation, reporting, planning or analytics software, including legacy players such as Oracle and SAP and point product providers such as Anaplan, Blackline, Wolters Kluwer and Workday.

We believe we compete favorably across a number of factors, including:

- accuracy;

- reliability;

- breadth and depth of functionality;

- ease of deployment and implementation speed;

- total cost of ownership and return on investment;

- security;

- customer satisfaction;

- customer support;

- partnerships;

- brand awareness; and

- reputation.

For more information regarding risks related to our competition, see the section titled "Risk Factors—Risks Related to our Business and Industry—We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition."

Intellectual Property

We believe that our intellectual property rights, including our trademarks and domain names, as well as contractual provisions, confidentiality procedures, and restrictions on access to our intellectual property, proprietary technology, confidential information and trade secrets, are important to our marketing efforts to develop brand recognition and differentiate ourselves from our competitors. We also rely on a combination of trade secret, copyright, trademark and other intellectual property laws in the United States and certain foreign jurisdictions to obtain and maintain rights to, and protect the technology used in, our business. However, intellectual property and related laws, contracts, procedures and technical measures provide only limited protection for our intellectual property, technology and proprietary information.

As of December 31, 2024, we had six registered U.S. trademarks, 10 pending U.S. trademark applications, 54 registered foreign trademarks and 42 pending foreign trademark applications for our brand names and service marks that we use in our business. We have registered numerous Internet domain names in the United States and in certain foreign countries related to our business. The current registrations of these trademarks and domain names are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. We expect to pursue additional trademark and domain name registrations to the extent we believe they would be beneficial and cost-effective.

For more information regarding risks related to our intellectual property, see the section titled "Risk Factors—Risks Related to our Technology and Intellectual Property."

People and Culture

As of December 31, 2024, we employed approximately 1,500 full-time employees located in the United States and in Australia, Canada, Europe, Mexico, Singapore and South Africa. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees and consultants. We believe we provide our employees significant ongoing career growth opportunities in an exciting growth company and industry. The principal purpose of our incentive programs is to attract, retain and reward personnel in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Corporate Information

Our principal executive offices are located at 191 N. Chester Street, Birmingham, Michigan 48009. Our telephone number is (248) 650-1490. Our website address is https://www.onestream.com. Information contained on, or that can be accessed through, our website or any website is not incorporated by reference into this report and should not be considered to be part of this report unless expressly noted.

Available Information

We may announce material information to the public through filings with the SEC, our website (https://investor.onestream.com) press releases, public conference calls and public webcasts. We use these channels, as well as social media, to communicate with the public about us, our product candidates and other matters. We also make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act. These include our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and our Proxy Statements on Schedule 14A for our annual meetings of stockholders, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make this information available on or through our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC also maintains a website that contains our SEC filings. The address for the SEC website is www.sec.gov.

Item 1A. Risk Factors.

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and OneStream, Inc.'s consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition or prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment. Our Risk Factors are not guarantees that no such conditions exist as of the date of this report and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Risks Related to Our Business and Industry

Our rapid growth may not be sustainable or indicative of our future growth.

Our rapid growth may not be sustainable or indicative of our future growth. Even though the number of customers that use our platform has grown rapidly in recent years, there can be no assurance that we will be able to attract new customers, retain existing customers or increase adoption of our platform. You should not rely on our historical revenue growth as an indication of our future performance.

Our ability to attract new customers, retain revenue from existing customers or increase adoption of our platform by both new and existing customers is impacted by a number of factors, including:

- the effectiveness of our sales and marketing efforts, both domestically and internationally;

- our ability to increase awareness of our brand and successfully compete with other companies;

- competitive factors, including the introduction of competing products, discount pricing and other strategies that may be implemented by our competitors;

- our ability to respond to the changing needs of our potential and existing customers, timely enhance our platform and core solutions, and develop and offer new applications on the OneStream Solution Exchange;

- our ability to maintain high-quality customer support;

- our ability to attract and retain partners;

- our ability to expand into new markets and industries;

- our ability to expand internationally;

- actual or perceived privacy, data protection or security breaches or incidents;

- the frequency and severity of any system outages, technological changes or similar issues;

- our ability to successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our business; and

- various external factors beyond our control, including adverse macroeconomic conditions and other events that negatively impact customer demand or lengthen our sales cycles.

We might have difficulty attracting potential customers that have already invested substantial personnel and financial resources to integrate legacy products, applications and modules into their businesses, as such organizations might be reluctant or unwilling to invest in our platform. As we continue to invest in our sales and marketing initiatives, there can be no assurance that our investments and efforts will result in new customers, increased sales to existing customers or additional revenue. If we fail to attract new customers, or maintain and expand existing customer relationships, our revenue will grow more slowly than expected or may not grow at all and our business will be harmed.

In addition, our rapid growth may make it difficult to evaluate our future prospects. As we have a limited history of operations at our current scale, our ability to forecast our future operating results and plan for and model future growth is more limited than that of companies with longer operating histories and is subject to a number of uncertainties, including volatile macroeconomic conditions that may negatively impact our customers' or potential customers' willingness to purchase our platform. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be harmed.

Our focus on long-term value over short-term results may also impact our future growth. We may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission to deliver customer success and will improve our financial performance over the long-term. For example, we expect to continue enhancing our pricing model to enable customers to obtain our products and solutions on an individual or bundled basis. Historically, customers have purchased access to our products and solutions primarily on a platform and seat-based model. This could lead to a change in revenue or profitability, particularly in the short-term, if new or renewing customers decide to purchase products and solutions that are less expensive, in the aggregate, than the cost under our historical pricing model.

Our business could be harmed if we fail to manage our operations to support our rapid growth and potential future growth.

Our rapid growth has placed, and might continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our headcount and operations both domestically and internationally, with no assurance that our business or revenue will continue to grow, or grow at the same rates, as in prior periods. Continuing to create a centrally managed global organization with a geographically dispersed workforce will require substantial management effort, the allocation of valuable management resources and significant additional investment in our infrastructure. We will be required to continually improve our operational, financial and management controls and our reporting procedures and we might not be able to do so effectively, which could harm our business, operating results and financial condition. In addition, we might be unable to manage our expenses effectively in the future, which might negatively impact our gross margins or operating expenses in any particular quarter. Moreover, if we fail to manage our anticipated growth in operations and employee headcount in a manner that preserves the key aspects of our corporate culture, the quality of our platform might suffer, which could harm our brand and reputation, and our ability to retain and attract customers.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We have a history of operating losses and we expect to continue to incur net losses for the foreseeable future as we continue to scale our business. While we have experienced revenue growth in recent periods, we do not know whether or when we will generate sufficient revenue to sustain or increase our growth or achieve or sustain profitability in the future.

We also expect our costs and expenses to continue to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we intend to continue to expend significant funds to further develop our platform and applications and to grow our business, including:

- investments in sales and marketing, including expanding our sales force and our customer service team and increasing market awareness of our platform;

- investments in our research and development team and in the enhancement of our platform and core solutions and the development of new applications;

- expanding our operations, infrastructure and facilities, including our international operations; and

- hiring additional employees.

We have incurred and will continue to incur increased compliance costs associated with growth and the expansion of our customer base, and we will also continue to incur new costs associated with being a public company. Our efforts to grow our business may be costlier than we expect, our revenue growth may be slower than we expect and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this report, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and our Class A common stock may significantly decrease.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, operating results and financial condition.

Our market is intensely competitive and characterized by rapid changes in customer requirements, industry standards, new discrete product introductions and incremental improvements of legacy systems. Our competitors vary in size and in the breadth and scope of the products and services they offer. We primarily compete with providers of financial consolidation, reporting, planning or analytics software, including legacy players such as Oracle, SAP and Infor and point product providers such as Anaplan, Blackline, Wolters Kluwer and Workday.

We anticipate continued competitive challenges from current competitors who address different aspects of our offerings, and in many cases, these competitors are more established and enjoy greater resources than we do. We also expect competitive challenges from new entrants into our industry. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages, such as:

- greater name recognition, longer operating histories and larger customer bases;

- larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;

- broader, deeper or otherwise more established relationships with customers and partners;

- wider geographic presence or greater access to larger customer bases;

- greater focus in specific geographies or industries;

- lower labor and research and development costs;

- larger and more mature intellectual property portfolios;

- more advanced artificial intelligence, or AI, and machine learning capabilities and products; and

- substantially greater financial, technical and other resources to provide support, make acquisitions, hire talent and develop new products.

Some of our competitors have made or could make acquisitions of businesses or could enter into strategic partnerships, including partnerships with cloud providers, that allow them to offer more competitive and comprehensive products or pricing terms. As a result, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these platforms and applications to market, initiate or withstand substantial price competition or develop and expand their product and

service offerings more quickly than we can. In addition, it is possible that industry consolidation may impact customers' perceptions of the viability of smaller or even mid-size software firms and consequently customers' willingness to purchase from such firms.

If we are unable to compete successfully against our current or potential competitors, we may experience lower sales, price reductions, reduced margins and loss of market share or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, companies competing with us may have an entirely different pricing model. We may be required to revise our pricing or make substantial additional investments in research, development, marketing and sales in order to respond to such competitive threats. We cannot assure you that we will be able to compete successfully against our current or potential competitors. If we are unable to anticipate or effectively react to these competitive challenges, or if competing successfully requires us to take costly actions in response to the actions of our competitors, we could experience a decline in our growth rate and revenue that could adversely affect our business, operating results and financial condition.

If our industry does not continue to develop as we anticipate or if potential customers do not continue to adopt our platform and applications, our sales will not grow as quickly as expected, or at all, and our business, operating results and financial condition would be harmed.

We are focused on creating a modern, unified platform for the Office of the CFO in a rapidly evolving industry and market acceptance of our platform is critical to our continued success. Our platform and applications are relatively new, continue to evolve and have been developed to respond to an increasingly global and complex business environment with rigorous regulatory standards. If organizations do not increasingly allocate their budgets to solutions like ours or if we do not succeed in convincing potential customers that our platform should be an integral part of their approach to their enterprise performance management, or EPM, our sales might not grow as quickly as anticipated, or at all. Our business is substantially dependent on businesses recognizing that EPM inefficiencies are pervasive and are not effectively addressed by legacy approaches. Economic uncertainty or volatility, or future deterioration in general economic, market, political or social conditions, might also cause our customers to cut or delay their information technology or other business spending, and such cuts might disproportionately affect businesses like ours to the extent customers view our platform as too costly or as discretionary. If our revenue does not increase for any of these reasons, or any other reason, our business, operating results, financial condition and growth prospects will be materially and adversely affected.

If our platform or applications contain serious errors or defects, we might lose revenue and market acceptance and suffer harm to our reputation, and might incur costs to defend or settle product liability claims.

Complex solutions such as ours can contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal and third-party testing and testing by our customers, our current and future platform, core solutions and applications might contain serious defects, which could result in lost revenue or a delay in market acceptance. Because our customers use our platform and applications for critical enterprise functions, such as assisting in the financial close or account reconciliation process, any errors, defects or other performance problems could result in damage to our customers. They could seek significant compensation from us for the losses they suffer. Although our customer agreements typically contain provisions designed to limit our exposure to such claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, such a claim brought against us would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our platform.

Our business depends substantially on our customers renewing their subscriptions and expanding their use of our platform. If our customers do not renew their subscriptions, if they renew on less favorable terms or if they do not add more products, solutions or users, our business, operating results and financial condition will be adversely affected.

In order for us to maintain or improve our business, operating results and financial condition, it is important that our customers renew their subscriptions when their contract term expires and add products, solutions and users to their subscriptions. Our initial subscription term is typically three years, but can range from less than one year up to ten years. Our customers have no obligation to renew their subscriptions after the expiration of their existing subscription period. Although our customer retention rate has been high historically, we cannot assure you that we will not

experience lower customer retention rates in the future, or that we will be able to accurately predict renewal rates. Our customers may decide not to renew their subscriptions at all, or may decide not to renew with a similar contract period, at the same prices or terms, or with the same or a greater amount of products, solutions or users. Our customer retention may decline or fluctuate as a result of a number of factors, many of which are beyond our control, including our customers' satisfaction with our platform and applications, the quality of our professional services and customer support, our prices, the features and pricing of competing products, reductions in our customers' spending levels, customer adoption and expanded use of our platform, mergers and acquisitions involving our customers and uncertain or deteriorating general economic conditions. Our ability to increase the number of users may also be negatively impacted by current and future AI capabilities that may reduce or replace our customers' need for existing or future employees who are or would be potential users of our platform. If our customers do not renew their subscriptions, if they renew on less favorable terms or if they do not add more products, solutions or users, our business, operating results and financial condition will be adversely affected.

Our sales cycles can be long and unpredictable, particularly with respect to large enterprises, and our sales efforts require considerable time and expense.

Our results of operations may fluctuate, in part, because of the complexity of customer problems that our platform and applications address, the resource-intensive nature of our sales efforts, the length and variability of our sales cycles and the difficulty in making short-term adjustments to our operating expenses. The timing of our sales is difficult to predict. The average length of our sales cycle, from initial evaluation to payment for our subscriptions and licenses, is four to eight months, but can vary substantially from customer to customer and can extend over a number of years for some customers. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Customers often undertake a prolonged evaluation process, which frequently involves not only our platform but also other companies' products. In addition, the size of potential customers may lead to longer sales cycles. For instance, we invest resources into sales to large organizations, and large organizations typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure and approval requirements, all of which can lengthen our sales cycle. Our ability to close sales during long sales cycles has in the past been, and may in the future be, negatively impacted by events outside of our control, such as labor union strikes and volatile macroeconomic conditions. We may also face unexpected deployment challenges with large organizations or more complicated deployment of our platform and core solutions. Large organizations may demand additional features, support services and pricing concessions or require additional security management or control features. We may spend substantial time, effort and money on sales efforts to large organizations without any assurance that our efforts will produce any sales. As a result, it is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers.

Individual sales tend to be large as a proportion of our overall sales, which impacts our ability to plan and manage cash flows and margins. These large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. If our sales cycle lengthens or our substantial up-front investments do not result in sufficient revenue to justify our investments, our business, operating results and financial condition could be adversely affected. In addition, within each quarter, it is difficult to project the month in which a sale will close. Therefore, it is difficult to determine whether we are achieving our quarterly expectations or will achieve annual expectations until near the end of the quarter or year, as applicable. Most of our expenses are relatively fixed or require time to adjust. Therefore, if expectations for our business are not accurate, we may not be able to adjust our cost structure on a timely basis, and our margins and cash flows may differ from expectations.

Our revenue growth depends in part on the success of our strategic relationships with third parties, including go-to-market and implementation partners, and if we are unable to establish and maintain successful relationships with them, our business, operating results and financial condition could be adversely affected.

We seek to grow our partner ecosystem as a way to grow our business. We anticipate that we will continue to establish and maintain relationships with third parties, including go-to-market, implementation and development partners. We plan to continue to establish and maintain similar strategic relationships in certain industry verticals and otherwise, and we expect our go-to-market partners to become an increasingly important aspect of our business. However, these strategic relationships could limit our ability in the future to compete in certain industry verticals and, depending on the success of our partners and the industries that those partners operate in generally, may negatively impact our business because of the nature of strategic alliances, exclusivity provisions, or otherwise. As our

agreements with strategic partners terminate or expire, we may be unable to renew or replace these agreements on comparable terms, or at all.

Our future revenue growth and ability to achieve and sustain profitability depends in part on our ability to identify, establish and retain successful strategic partner relationships in the United States and internationally, which will take significant time and resources and involve significant risk. To the extent we do identify such partners, we cannot be certain that we will be able to negotiate commercially attractive terms with any strategic partner, if at all. In addition, all implementation partners must be trained to implement our platform. In order to develop and expand our go-to-market channels, we must continue to develop and improve our processes for go-to-market partner introduction and implementation partner training. The success of our partner training programs is critical to our ability to provide adequate customer support and product implementation services. If we do not succeed in identifying suitable strategic partners, maintaining our relationships with such partners and upskilling them through our training programs, our business, operating results and financial condition may be adversely affected.

Moreover, we cannot guarantee that the partners with whom we have strategic relationships will continue to devote the resources necessary to expand our reach and increase our distribution. In addition, customer satisfaction with services and other support from our strategic partners may be less than anticipated, negatively impacting anticipated revenue growth and operating results. We cannot be certain that these partners will prioritize or provide adequate resources to selling our platform. Further, some of our strategic partners offer competing products or also work with our competitors. As a result of these factors, many of the companies with whom we have strategic alliances may choose to pursue alternative technologies and develop alternative products in addition to or in lieu of our platform, either on their own or in collaboration with others, including our competitors. We cannot assure you that our strategic partners will continue to cooperate with us. In addition, actions taken or omitted to be taken by such parties may adversely affect us. Moreover, we rely on our partners to operate in accordance with the terms of their contractual agreements with us. For example, our agreements with our implementation partners limit the terms and conditions pursuant to which they are authorized to offer technical support and related services. If we are unsuccessful in establishing or maintaining our relationships with third parties, or if our strategic partners do not comply with their contractual obligations to us, our business, operating results and financial condition may be adversely affected. Even if we are successful in establishing and maintaining these relationships with third parties, we cannot assure you that these relationships will result in growing our customer or user base or increased revenue to us.

We recognize revenue from SaaS subscriptions to our platform over the terms of these subscriptions. Consequently, increases or decreases in new sales may not be immediately reflected in our operating results and may be difficult to discern.

We recognize revenue from our SaaS contracts ratably over the term of the subscription period, which is typically three years but can range from less than one year up to ten years. We recognize the majority of the revenue from our term-based and perpetual licenses when our software is first made available to the customer or upon commencement of the license term, if later, and the remainder is attributable to maintenance and support fees recognized ratably over the contract term. Following our transition to a SaaS-based model, the majority of our revenue in each quarter since the first quarter of 2023 has been derived from the recognition of revenue relating to SaaS contracts entered into during previous quarters, and we expect that trend to continue. Consequently, a decline in new or renewed SaaS contracts in any single quarter may only have a small impact on the revenue that we recognize for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer or user expansion or retention may not be fully reflected in our operating results until future periods. In addition, a significant portion of our costs are expensed as incurred. As a result, growth in the number of new customers, products, solutions or users could continue to result in our recognition of higher costs and lower revenue in the earlier periods of our subscriptions. As we continue to transition more existing customers to our SaaS-based pricing model it also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers or from existing customers that renew their subscriptions on a SaaS-basis must be recognized over the applicable subscription term.

Our continued transition to a SaaS-based model could cause our operating results to fluctuate.

We began offering subscriptions to our platform under SaaS contracts in the third quarter of 2020; since 2023, customers on SaaS contracts have accounted for the majority of our total revenue and more than 90% of our new

customers have been on SaaS contracts. We expect revenue from SaaS contracts to contribute an increasing portion of total revenue over time, but we may continue to offer licenses to certain customers in limited circumstances, such as government agencies or large enterprises in heavily regulated industries. Under our SaaS-based model, we generally recognize revenue ratably over the term of the contract. Our continued transition of existing customers to SaaS contracts results in revenue we otherwise would have recognized in the initial period of a perpetual or term-based license agreement being recognized in a later period. Further, certain customers with term-based license agreements may not wish to renew on a SaaS-basis when their existing contracts expire, and there can be no assurance that we will be able to convert perpetual license customers to our SaaS-based model, each of which could cause our operating results to fluctuate from period to period.

Changes in our pricing model could harm our business, operating results and financial condition.

As the markets for our platform grow, as new competitors introduce new products that compete with ours or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing model as we have historically used. In addition, we have limited experience with respect to determining the optimal prices for subscriptions to our platform and paid applications offered through the OneStream Solution Exchange. Our competitors may introduce new products that compete with ours or reduce their prices, or we may be unable to attract new customers or retain existing customers based on our current pricing model. As a result, we may be required or choose to reduce our prices or change our pricing model, which could harm our business, operating results and financial condition. For example, we expect to continue enhancing our pricing model to enable customers to obtain our products and solutions on an individual or bundled basis. Historically, customers have purchased access to our products and solutions primarily on a platform and seat-based model. This could lead to a change in revenue or profitability, particularly in the short-term, if new or renewing customers decide to purchase products and solutions that are less expensive, in the aggregate, than the cost under our historical pricing model.

Regardless of pricing model used, large customers may demand deeper price discounts than in the past. As a result, we may be required to reduce our prices, offer shorter contract durations or offer alternative pricing models, which could adversely affect our revenue, gross margin, profitability, financial position and cash flow.

We may choose not to introduce or be unsuccessful in implementing future price increases. Given our limited operating history and limited experience with our current subscription and pricing models, we may not be able to accurately predict customer renewal or retention rates.

Our quarterly results might fluctuate, and, if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly financial results might fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who might follow our stock, the price of our Class A common stock could decline substantially. Some of the important factors that might cause our revenue, operating results and cash flows to fluctuate from quarter to quarter include:

- our ability to attract new customers and retain and increase sales to existing customers;

- our ability to continue transitioning existing customers from term-based or perpetual licenses to SaaS subscriptions upon the expiration of their current contracts;

- the uneven revenue contribution from customers with perpetual licenses;

- the ability to implement our platform and core solutions, which depends in part on the availability of qualified partners and employees;

- our ability to expand into new markets, including international markets;

- the number of new employees added;

- the rate of expansion and productivity of our sales force;

- changes in our or our competitors' pricing policies;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including changes in the cost of our cloud-computing arrangements with Microsoft;

- high inflation and our ability to control our costs, including employee wages and benefits and other operating expenses;

- new products, features or functionalities introduced by us and our competitors;

- the amount and timing of our equity-based compensation expenses;

- significant security breaches, technical difficulties or interruptions in the availability of our platform;

- the timing of customer payments and payment defaults by customers;

- general economic conditions that might harm either our customers' ability or willingness to expand their usage of our platform, delay a prospective customer's purchasing decision or affect customer retention;

- changes in foreign currency exchange rates;

- impact of applicable tax laws, rules and regulations;

- the impact of new accounting pronouncements; and

- the timing and the amount of grants or vesting of equity awards to employees.

In addition, under certain SaaS contracts, customers may contractually increase the number of users over time, particularly for larger or more complex deployments. For such contracts, the amount of revenue recognized may be lower than ARR as ARR reflects the annualized software revenue, as of a measurement date, that will be recognized assuming any contract expiring in the next 12 months is renewed at the rate prevailing in the final month of the contract, and therefore revenue may grow more slowly than ARR. If, however, we determine that a contract will be cancelled or reduced, we exclude the cancelled or reduced contract from our calculation of ARR, meaning that it may decline more quickly than revenue.

Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, operating results and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, operating results and cash flows might not be meaningful and should not be relied upon as an indication of future performance.

Seasonality causes our operating results and financial metrics to fluctuate from quarter to quarter and make them more difficult to predict.

Because many of our core solutions and applications focus on finance functions, including financial close and consolidation, financial and operational planning, account reconciliation, reporting and analytics, we have historically experienced pronounced seasonality in the third and fourth quarters. We typically acquire a relatively larger proportion of our customers in these quarters as a result of procurement cycles at our target customers and timing of our customers' phased-in implementation of our core solutions. Because our customers also include U.S. government agencies, we have experienced an increase in revenue in the fourth quarter following the end of the federal government's fiscal year. The rapid growth in our business has offset the impact of this seasonal trend to date and, because we recognize a portion of our revenue ratably, increases or decreases in new sales, customer expansion or

renewals in a given period may not be immediately reflected in revenue for that period. We expect that seasonality will continue to affect our operating results and may make them more difficult to predict.

If we fail to develop, maintain and enhance our brand and reputation cost-effectively, our business, operating results and financial condition may be adversely affected.

We believe that developing, maintaining and enhancing awareness and integrity of our brand and reputation in a cost-effective manner are important to achieving widespread acceptance of our platform and are important elements in attracting new customers and maintaining existing customers. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies. Successful promotion of our brand depends on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform at competitive prices, the perceived value of our platform, our ability to maintain our customers' trust, our ability to continue to develop additional applications and use cases, and our ability to differentiate our platform and capabilities from competitive offerings. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand and reputation. We also rely on our customer and user base in a variety of ways, including to give us feedback on our platform. If we fail to promote and maintain our brand successfully or to maintain loyalty among our customers, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers and partners or retain our existing customers and partners and our business, operating results and financial condition may be adversely affected. Any negative publicity relating to our employees, partners or others associated with these parties may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our platform and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.

Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We sell our platform to U.S. federal, state, local and foreign governmental agency customers, as well as to customers in highly regulated industries such as financial services, telecommunications and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive and time-consuming, often requiring significant up-front time and expense without any assurance that our efforts will generate a sale.

We have achieved FedRAMP High Authorization, meaning our platform has met certain government security standards and been approved for use by U.S. federal agencies. Any change in our FedRAMP certification could impede our ability to enter into contracts with government entities. If we do not successfully manage our FedRAMP certification, our sales to governments and governmental agencies could be delayed or limited, and as a result, our business, operating results and financial condition could be adversely affected. In addition, government certification requirements for products like ours may change, thereby restricting our ability to sell into the government sector until we have attained such revised certification or certifications. Government contracting requirements may also change and, in doing so, restrict our ability to sell into the government sector until we or our partners have met government-mandated requirements. If we do not achieve and maintain compliance with government requirements, it may harm our competitive position against competitors whose offerings are able to meet these requirements. There can also be no assurance that we will secure commitments or contracts with government entities even following efforts to meet government requirements, which could harm our margins, business, operating results and financial condition. Additionally, government entities and highly regulated organizations typically have longer implementation cycles, sometimes require acceptance provisions that can lead to a delay in revenue recognition, can have more complex IT and data environments and may expect greater payment flexibility from vendors.

Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and may be less favorable than terms agreed upon with private sector customers. Such entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Contracts with governmental entities may also include preferential pricing terms, including, but not limited to, "most favored customer" pricing. In the event that we are successful in being awarded a government contract, such award may be subject to appeals, disputes or litigation, including but not limited to bid protests by unsuccessful bidders.

As a government contractor or subcontractor, we must comply with laws, regulations and contractual provisions relating to the formation, administration and performance of government contracts, which affect how we and our partners do business with government agencies. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to renew our subscriptions, a reduction in revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities. As a result of actual or perceived noncompliance with government contracting laws, regulations or contractual provisions, we may also be subject to non-ordinary course audits and government or internal investigations which may prove costly to our business financially, divert management time or limit our ability to continue selling our platform to our government customers. These laws, regulations and contractual provisions could result in other added costs on our business, and failure to comply with these or other applicable regulations and requirements could lead to claims for damages from our partners, downward contract price adjustments or refund obligations, civil or criminal penalties, investigations, audits, termination of contracts, fines and other penalties, including, but not limited to, the federal False Claims Act. Violations of certain regulatory and contractual requirements, or failure to maintain required certifications, could also result in suspension or debarment from government contracting for a period of time with government agencies. Any such damages, penalties, disruption or limitation in our ability to do business with a government would adversely impact our business, operating results, financial condition, public perception and growth prospects.

Government demand and payment for our platform is affected by public sector budgetary cycles and funding authorizations, as well as government fiscal and contracting policies, with funding reductions or delays adversely affecting public sector demand for our platform. If budget appropriations are not obtained, we may face contract terminations. In addition, the current administration has stated its intent to evaluate overall government spending, which could impact our business, operating results, financial condition and growth prospects. More generally, if expected sales to a government entity or highly regulated organization for a particular quarter are not realized in that quarter or at all, our business, operating results, financial condition and growth prospects could be adversely affected.

The metrics and estimates we use to evaluate our performance are subject to inherent challenges in measurement, and real or perceived inaccuracies in those estimates may harm our reputation and negatively affect our business.

We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been evaluated by a third party. Our metrics and estimates may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely. In addition, our methodologies for tracking our metrics and performance may also change over time, which could result in changes to the metrics we disclose. If securities analysts or investors do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our estimates, then the market price of our Class A common stock could decline, our reputation and brand could be harmed and our business, operating results and financial condition could be adversely affected.

If we are unable to introduce and successfully implement enhancements, new features or modifications to our platform and existing core solutions, or introduce and successfully implement new applications, our business could be harmed.

As part of our growth strategy we expect to expand the number of applications available on our platform with a combination of internally developed applications and applications developed by our partner community. If we or our partners are unable to introduce and successfully implement new applications, enhancements or features, or fail to develop new applications that achieve market acceptance or that keep pace with rapid technological developments, our business, operating results, financial condition and growth prospects could be adversely affected. The success of enhancements and new applications depend on several factors, including timely completion, introduction and market acceptance.

We must continue to meet changing expectations and requirements of our customers and, because our platform is designed to operate on a variety of systems and integrate a number of different technologies, we will need to continuously modify and enhance our platform to keep pace with changes in Internet-related hardware and other software, communication, browser and database technologies. Any failure of our platform to operate effectively with future software and technologies or to evolve and scale to address the changing needs of our customers could reduce

the demand for our platform or result in customer dissatisfaction, which could adversely impact our business, operating results and financial condition. Further, uncertainties about the timing and nature of new software or technologies, or modifications to our platform or existing software or technologies, could increase our research and development expenses. If we are not successful in developing modifications and enhancements to our platform or if we fail to introduce new applications to market in a timely fashion, our platform might become less marketable, less competitive or obsolete, our revenue growth might be significantly impaired and our business, operating results and financial condition could be harmed.

If we are unable to successfully develop, implement and offer AI-enabled solutions on our platform or use AI technology in our business, our business, operating results, financial condition and growth prospects could be harmed.

We have developed and intend to continue to develop AI-enabled solutions offered through our platform and the OneStream Solution Exchange. We also expect AI technology to become more important to our operations and future growth. However, there can be no assurance that we will realize the desired or anticipated benefits from our investments in and use of AI technology. We may also fail to properly develop and implement AI technology or market our AI-enabled solutions. Our competitors or other third-parties may incorporate AI technology into their offerings more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our operating results and growth prospects.

Additionally, our use of AI technology may expose us to claims, demands and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, if the output that our AI technology assists in producing is, or is alleged to be, deficient, inaccurate or biased, or if such output, including the collection, use or other processing of data used to train or create such output, is, or is alleged to be, infringing on or misappropriating third-party intellectual property rights or otherwise violating applicable laws, regulations or other actual or asserted legal obligations to which we are or may become subject, our business, operating results, financial condition and growth prospects could be adversely affected. Further, our employees, and other contractors or consultants, may input inappropriate or confidential information into an AI solution, thereby compromising our business operations, which may cause business operation disruptions, diversion of the attention of management and key information technology resources, and possibly lead to security breaches or incidents, or loss of, or unauthorized access to or other processing of, our confidential information or other business data.

The legal, regulatory and policy environments around AI technology are evolving rapidly, including the EU AI Act and numerous laws proposed, and in certain cases enacted, in various U.S. states relating to the development and use of AI technology, and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AI technology, including by limiting or restricting our use of AI technology, which in turn may require us to spend significant time, money and other resources and make significant changes to our policies and practices. The use of AI technology also presents emerging ethical issues that could harm our reputation and business if our use of AI technology becomes controversial.

Interruptions or performance problems associated with our platform and technology might harm our business, operating results, financial condition and reputation.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations and development teams, as well as our relationship with Microsoft for its Azure hosting services, for their continued performance. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial-of-service attacks or other security-related incidents, natural disasters, pandemics or other catastrophic events. In some instances, we might not be able to identify the cause or causes of these performance problems within an acceptable period of time. Because of the seasonal nature of financial close activities, increasing complexity of our platform and expanding user population, it might become difficult to accurately predict and timely address performance and capacity needs during peak load times and incorrect predictions may result in capacity constraints that prevent users from being able to access our platform within a reasonable amount of time or at all. To the extent that we do not effectively address capacity constraints, upgrade our systems and continually develop our

technology and network architecture to accommodate actual and anticipated changes in technology, our business, operating results and financial condition might be harmed. Further, interruptions or performance problems with our platform may cause our customers to experience serious damage, including the loss of data. This could cause customers to lose trust and confidence in us, and our reputation could be harmed.

We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide refunds or credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, operating results and financial condition.

Our customer contracts contain service level commitments, which contain specifications regarding the availability and performance of our platform. Any failure of or disruption to our infrastructure could impact the performance of our platform and the availability of services to customers. We may in the future be unable to meet our stated service level commitments and, if we were to suffer one or more extended periods of poor performance or unavailability of our platform, we could become contractually obligated to provide affected customers with service credits and, in certain cases, face contract termination with refunds of prepaid amounts related to unused subscriptions. In such an event, we may also be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. If we suffer performance issues, outages or downtime that exceeds the service level commitments under our contracts with our customers, our business, operating results and financial condition would be adversely affected.

We rely on a limited number of third-party data centers to deliver our cloud-based platform, and any disruption of service at these centers could harm our business.

We manage our platform and serve most of our customers using cloud-based infrastructure that is owned and operated by Microsoft. We do not control the operation of these facilities. Any changes in third-party service levels at our data centers or any disruptions or delays from errors, defects, hacking, incidents, security breaches or incidents, computer viruses or other intentional bad acts or performance problems could harm our reputation, damage our customers' businesses and harm our business, operating results and financial condition. The third-party data centers that we use are also vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. If the data centers that we use were compromised or unavailable or our customers were unable to access our platform for any reason, our business and operations would be materially harmed.

Our customers have experienced disruptions and outages in accessing our platform in the past, and might in the future experience, disruptions, outages and other performance problems. Although we expend considerable effort to ensure that our platform is capable of handling existing and increased traffic levels, the ability of our cloud-based platform to effectively manage any increased capacity requirements depends on our third-party providers. Our third-party data center providers might not be able meet such performance requirements, especially to cover peak levels or spikes in traffic, and as a result, our customers might experience delays in accessing our platform or encounter slower performance in our core solutions or applications, which could significantly impair the operations of our customers. Interruptions in our services might reduce our revenue, cause us to issue credits to customers, subject us to potential liability and cause customers to terminate their subscriptions or harm our renewal rates.

If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. The provisioning of additional cloud hosting capacity requires lead time. In addition, if these services and infrastructure become unavailable because they are no longer available on commercially reasonable terms, our expenses could increase. If we are unable to maintain our relationship with, or achieve required capacity under, our agreements with Microsoft, we might be required to transfer the operation of our platform to new data center facilities, and we might incur significant costs and possible service interruption in connection with doing so.

If we are unable to ensure that our platform interoperates with a variety of third-party software applications, we may become less competitive and our business, operating results and financial condition may be harmed.

Our platform must interoperate with a variety of third-party hardware and software systems and applications. Our business will be harmed if any provider of such software systems or applications:

- discontinues or limits our access to its software;

- modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other platform and application developers;

- changes how information is accessed by us or our customers;

- establishes more favorable relationships with one or more of our competitors; or

- develops or otherwise favors its own competitive offerings over our platform.

Third-party services and products are constantly evolving, and we may not be able to modify our platform or core solutions to assure their compatibility with those of other third parties as they continue to develop or emerge in the future, or we may not be able to make such modifications in a timely and cost-effective manner. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform or core solutions with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or core solutions or gives preferential treatment to our competitors or competitive products, whether to enhance their competitive position or for any other reason, or if we are not permitted or able to integrate our platform or core solutions with these and other third-party applications in the future, our business, operating results and financial condition may be harmed.

Incorrect or improper implementation or use of our platform, core solutions or applications could result in customer dissatisfaction and harm our business, operating results, financial condition and growth prospects.

Our platform is deployed in a wide variety of technology environments and into a broad range of complex workflows. Our platform has been integrated into large-scale, enterprise-wide technology environments and specialized use cases, and our success depends on our ability, and the ability of our partner community, to implement our platform successfully in these environments. We and our implementation partners often assist our customers in implementing our platform, but many customers use a third-party service firm. If we, our implementation partners, non-certified third-parties or our customers are unable to implement our platform and core solutions successfully, or are unable to do so in a timely manner, inadequate performance might result and customer perceptions of our platform, core solutions, applications and company might be impaired, our reputation and brand might suffer, we may face legal claims, customers might choose not to renew or expand the use of our platform and we might lose opportunities for additional sales.

If we or our implementation partners fail to provide sufficient high-quality training to enable our customers to realize significant business value from our platform, we may see a decrease in customer adoption of our platform.

Our customers sometimes request training to assist them in implementing our platform and core solutions into their business and rely on our customer support personnel to resolve issues and realize the full benefits that our platform and core solutions provide. As a result, an increase in our number of customers is likely to increase demand

for training. Given that our customer base continues to grow, we expect that we will need to provide more customers with training to enable them to realize significant business value from our platform. We also rely on our ecosystem of implementation partners with trained and OneStream-certified professionals that help our customers implement our platform and core solutions and provide related training. We have been increasing our implementation partners and customer enablement through our training initiatives designed to create an ecosystem of people that are skilled in the use and implementation of our platform. However, if we or our implementation partners are unable to provide sufficient high-quality training resources, our customers may not effectively implement our platform or core solutions into their business or realize sufficient business value from our platform to justify follow-on sales, which could impact our future financial performance. Additionally, if our implementation partners fail to perform to our customers' satisfaction or if the brand for any of our implementation partners is harmed, our customers may not choose to rely on our implementation partners for implementation and training.

Any failure to offer high-quality support for our platform might harm our relationships with our customers and our financial results.

In deploying and using our platform, our customers depend on our support services to resolve complex technical and operational issues. We might be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also might be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase our costs and harm our operating results. Increased customer demand and expansion of our customer base, including in international markets, may also require us to outsource certain technical and operational support services to third-party providers. There is no guarantee that such third parties would be able to provide an adequate level of support or that we will be able to implement an effective support escalation plan to address issues these third-party providers are unable to address or resolve to our customers' satisfaction.

Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our platform to existing and prospective customers, our business, operating results and financial condition.

We depend on our executive officers and other key employees and the loss of one or more of these employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales and general and administrative functions. In particular, Mr. Shea, our co-founder and chief executive officer, provides our strategic direction, is one of our core solution architects and has built and maintained what we believe is an attractive workplace culture. From time to time, there might be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. If we are not successful in integrating new key employees into our organization, such failure could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees, especially our chief executive officer, could harm our business.

The failure to attract and retain additional qualified personnel or to maintain our company culture could harm our business and prevent us from executing our business strategy.

To execute our growth plan, we must attract and retain highly qualified personnel across our business, both in the United States and internationally. Competition for personnel is intense, especially for experienced sales personnel and engineers experienced in designing and developing cloud-based solutions and applications, including products with AI and machine learning capabilities. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have, and some of these companies may offer more attractive compensation packages. If we hire employees from competitors or other companies, their former employers might attempt to assert that we or these employees have breached their legal obligations, resulting in a

diversion of our time and resources. Likewise, if competitors hire our employees, we might divert time and resources to deterring any breach by our former employees or their new employers of their legal obligations. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it might harm our ability to recruit and retain highly-skilled employees. Further, laws and regulations, such as restrictive immigration laws or export control laws, may limit our ability to recruit internationally. We must also continue to retain and motivate existing employees through our compensation practices, company culture and career development opportunities. We may fail to identify, attract and retain talented and diverse employees who support our corporate culture that we believe fosters innovation, teamwork, diversity and inclusion, and which we believe is critical to our success. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be severely harmed. As we continue to grow and further develop our public company infrastructure, we may find it difficult to maintain our company culture.

In particular, increasing our customer and user base and sales will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We are substantially dependent on our direct sales force to obtain new customers. We plan to continue to expand our direct sales force and marketing team over time, both domestically and internationally. We believe that there is significant competition for experienced sales and marketing professionals with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of experienced professionals. New hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. Our recent hires and planned hires might not become as productive as quickly as we expect, and we might be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be harmed if our sales expansion efforts do not generate a significant increase in revenue.

Unfavorable macroeconomic conditions that impact us or our customers or potential customers could adversely affect our business, operating results, financial condition and growth prospects.

Recent macroeconomic conditions, including fluctuations in inflation, higher interest rates, which can increase borrowing costs, global banking system instability, wars and conflicts in Ukraine/Russia, Israel/Gaza and throughout the Middle East, other geopolitical tensions, labor strikes and the remaining effects of the COVID-19 pandemic, have negatively impacted the global economy, disrupted global supply chains and created continued uncertainty, volatility and disruption of financial markets. They have also caused customers and potential customers to optimize consumption, rationalize budgets and prioritize cash flow management. As a result, we have experienced, and may in the future experience, the lengthening of sales cycles and a negative impact on customer acquisition and renewals, customer collections and our sales and marketing efforts. These and other direct and indirect impacts of unfavorable macroeconomic conditions on us and our customers and potential customers could adversely affect our business, operating results, financial condition and growth prospects.

We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents, available borrowings under our credit facility and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Class A common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock. Our credit facility includes, and any future debt financing could involve, restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, development efforts and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected.

We may acquire or invest in other businesses, products or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may acquire or invest in other businesses, products or technologies that we believe could further complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions or investments may divert the attention of our management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions or investments, whether or not they are completed. If we do complete acquisitions or investments, we may not ultimately strengthen our competitive position or achieve our goals, and any transactions we complete could be viewed negatively by customers, partners or investors. In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. Any integration process will require significant time and resources, require significant attention from management and disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could harm our business. If we fail to successfully integrate our acquisitions, or the people or technologies associated with those acquisitions, into our company, the operating results of the combined company could be adversely affected. In addition, we may not successfully evaluate or use the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. Further, we cannot guarantee that any company we may acquire has appropriately created, maintained or enforced intellectual property rights in their technology, potentially subjecting us to infringement claims if we were to adopt or use such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks.

We may pay cash, incur debt, or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it will result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

From time to time, we may be subject to legal proceedings, regulatory disputes and government investigations that could cause us to incur significant expenses, divert our management's attention and materially harm our business, operating results and financial condition.

From time to time, we may be subject to claims, lawsuits, government investigations and other proceedings involving products liability, competition and antitrust, intellectual property rights, privacy, data protection, cybersecurity, consumer protection, securities, tax, labor and employment, commercial disputes and other matters that

could adversely affect our business, operating results and financial condition. As a newly public company our business and operating results are more visible, which may increase the risk of threatened or actual litigation, regulatory disputes and government investigations. Legal and regulatory proceedings and government investigations may be protracted and expensive and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation and other associated costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings, disputes or investigations may result in significant settlement costs or judgments, penalties and fines or require us to modify our platform, all of which could negatively affect our revenue growth. The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, operating results and financial condition.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our operating results, financial condition and cash flows.

Under our bylaws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, our current and former directors and certain of our officers with respect to past, current and future investigations and litigation. The scope of our indemnification obligations may be broader than the coverage available under our directors' and officers' liability insurance, or there may be insufficient coverage available. Further, in the event the directors and officers are ultimately determined not to be entitled to indemnification, we may not be able to recover any amounts we previously advanced to them. We cannot provide any assurances that future indemnification claims, including the cost of fees, penalties or other expenses, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover such claims. Further, should a coverage dispute arise, we may also incur significant expenses in relation to litigating or attempting to resolve any such dispute. Accordingly, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our operating results, financial condition and cash flows.

Increased scrutiny and changing expectations from investors, customers, partners, employees and other stakeholders regarding our environmental, social and governance practices could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer acquisition and retention, access to capital and employee retention.

Companies across many industries are facing scrutiny related to their environmental, social and governance, or ESG, practices. Investors, customers, employees and other stakeholders have focused increasingly on ESG practices and placed increasing importance on the implications and social cost of their investments, purchases, work and other interactions with companies. For example, many investment funds focus on positive ESG business practices and sustainability scores when making investments and may consider a company's ESG or sustainability scores as a reputational or other factor in making an investment decision. In addition, investors, particularly institutional investors, use these scores to benchmark companies against their peers, and if a company is perceived as lagging, these investors may engage with such company to improve ESG disclosure or performance and may also make voting decisions on this basis. Our customers and partners are also increasingly focused on our ESG practices. With this increased focus and demand, public reporting regarding ESG practices is becoming more broadly expected. If our ESG practices and future reporting do not meet investor, customer, partner or employee expectations, which continue to evolve, our brand, reputation and customer acquisition and retention may be negatively impacted. Any public disclosure we make may include our policies and practices on a variety of ESG matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG reporting, our ESG practices or our speed of adoption. We could also incur additional costs and devote additional resources to monitor, report and implement various ESG practices. If we fail, or are perceived to be failing, to meet the standards included in any sustainability disclosure or the expectations of our various stakeholders, it could negatively impact our reputation, customer acquisition and retention, access to capital and employee retention.

Risks Related to our International Operations

Our long-term success depends, in part, on our ability to expand the sales of our platform to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

We currently maintain offices in the United States and in Australia, Europe and Singapore, and we intend to continue to expand our international operations. Any international expansion efforts that we may undertake might not be successful. In addition, conducting international operations in new markets subjects us to new risks that we have not generally faced in the United States. These risks include:

- ability to negotiate and contract in foreign languages;

- localization of our platform, including translation into foreign languages and adaptation for local practices and regulatory requirements, including financial accounting standards;

- lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements, tariffs and other barriers;

- changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

- differing technology standards and differing acceptance and adoption of cloud-based software products;

- different pricing environments, longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

- difficulties in managing and staffing international operations and differing employer-employee relationships;

- fluctuations in exchange rates that have and may continue to increase the volatility of our foreign-based revenue;

- potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

- uncertain political and economic climates, wars and geopolitical tensions;

- difficulties in obtaining local partners; and

- reduced or varied protection for intellectual property rights in some countries.

These factors might cause our costs of doing business internationally to exceed our comparable domestic costs. Operating in international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could harm our business, operating results and financial condition.

Further, entry into certain transactions with foreign entities now or in the future may be subject to government regulations, including review related to foreign direct investment by U.S. or foreign government entities. If a transaction with a foreign entity was subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in full compliance with applicable laws.

International sales of our platform are subject to export controls, including the Commerce Department's Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls. Obtaining the necessary authorizations, including any required license, for a particular export or sale might be time-consuming, is not guaranteed and might result in the delay or loss of sales opportunities. U.S. export controls and economic and trade sanctions prohibit the export, re-export or transfer of products and services to U.S. embargoed or sanctioned countries and their governments and sanctioned or restricted persons, which we refer to as prohibited persons. Even though we take precautions to prevent our platform from being provided in violation of sanctions, our platform could be sold by resellers or could be used by persons in sanctioned countries or prohibited persons despite such precautions. Failure to comply with the U.S. export control, sanctions and import laws and regulations could have negative consequences, including government investigations, penalties and reputational harm. We and our employees could be subject to civil or criminal penalties, including the possible loss of export or import privileges, fines and, in extreme cases, the incarceration of responsible employees or managers. We also could suffer reputational harm and penalties if our resellers fail to obtain appropriate import, export or re-export licenses or authorizations.

In addition, various countries regulate the import of encryption technology, including through import permitting/licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our customers' ability to implement or access our platform in those countries. Changes in export, sanctions and import laws and regulations could create delays in the introduction and sale of our platform in international markets, prevent our customers with international operations from accessing our platform or, in some cases, prevent the export or import of our platform to some countries, governments or persons altogether. Any change in export or import laws and regulations, economic sanctions or related laws and regulations, shifts in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our platform or in our decreased ability to export or sell our platform to existing or potential customers with international operations. Any limitation on our ability to export or sell our platform would likely cause its overall use to decrease and harm our business, operating results and financial condition.

We are subject to the U.S. Foreign Corruption Practices Act, or FCPA, and similar anti-corruption and anti-bribery laws, and anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, operating results and financial condition.

We are subject to the FCPA, U.S. domestic bribery laws, the UK Bribery Act and other anti-corruption and anti-bribery laws, and anti-money laundering and similar laws, in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, business partners, third-party intermediaries, representatives and agents from authorizing, offering, or providing, directly or indirectly, improper payments or other benefits, to government officials or others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. Anti-money laundering laws generally prohibit persons from engaging in transactions where the proceeds at issue derive from, or are intended to facilitate or conceal, illegal activity or where a party to the transaction is "willfully blind" to the illegal sources of the proceeds. As we increase our international sales and business, our risks under these laws may increase.

We sometimes engage with third-parties to market our platform or conduct our business in the United States and in foreign jurisdictions. In addition, we, our employees, business partners, third-party intermediaries, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We may be held liable for the corrupt or other illegal activities of our employees, business partners, third-party intermediaries, representatives and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, business partners, third-party intermediaries, representatives and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management, as well as significant defense costs and other professional fees. In addition, any allegations of a violation of the FCPA or other applicable anti-corruption or anti-bribery laws or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, severe civil or criminal penalties or injunctions against us, our officers or our employees, disgorgement of profits, suspension or debarment from contracting with governments or other persons, reputational harm, adverse media coverage, and other collateral consequences, all of which may have an adverse effect on our reputation, business, operating results, financial condition, stock price and prospects.

We may face exposure to foreign currency exchange rate fluctuations.

We sell to customers globally and have significant international operations. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Although the significant majority of our cash generated from revenue is denominated in U.S. dollars, a material portion is denominated in foreign currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our operating results. Therefore, increases in the value of the U.S. dollar and decreases in the value of foreign currencies could result in the dollar equivalent of our revenue being lower. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

To the extent we adjust our pricing in non-U.S. currencies in the future to offset a change in dollar-equivalent revenue as a result of a relative shift in the value of the U.S. dollar, it may negatively effect international demand for our products and solutions, which may in turn have an adverse effect on our international business and operating results.

Risks Related to our Technology and Intellectual Property

If our security controls or those of our vendors are breached or unauthorized, unlawful or inadvertent access to customer data or other data we maintain or process is otherwise obtained, or if the information systems on which we rely experience any other type of cybersecurity incident, or any technical failure that compromises our information or operations, our platform and applications might be perceived as insecure, we might lose existing customers or fail to attract new customers, and we might incur significant liabilities.

Use of our platform, core solutions and applications involve the storage, transmission and processing of our customers' confidential data, including highly confidential financial information regarding their business and personal information regarding their customers or employees. Additionally, we maintain our own proprietary, confidential, personal and otherwise sensitive information. We rely on systems, websites and other services, including some that are managed by third parties, for the provision of our platform, core solutions and applications and such IT systems and services are at risk for security breaches and incidents, as well as technical failures and outages, as a result of third-party action, employee, vendor or contractor error, malfeasance, bugs, ransomware and other malicious software, or other factors. Cyberattacks and other malicious Internet-based activity continue to increase generally in number, intensity and sophistication, and cloud-based platform providers of software and services have been targeted. Techniques used to compromise or sabotage systems change frequently, may originate from less regulated and remote areas of the world and may be difficult to detect. These risks may be heightened in connection with wars and conflicts in Ukraine/Russia, Israel/Gaza and throughout the Middle East, and other geopolitical tensions and regional instability. As a result, we may be vulnerable to, and may be unable to anticipate or detect, security breaches and incidents. In addition, many of our employees (and those of our vendors) are working remotely, which may pose additional cybersecurity risks associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

We have implemented various controls, systems and processes intended to secure our systems and the information on it. However, we cannot guarantee that these measures will be effective or that technical errors or attempted security breaches or disruptions would not be successful or damaging. Even if the vulnerabilities that may

lead to an incident are identified, we may be unable to adequately investigate or remediate for any number of reasons, including due to attackers using tools (including AI) and techniques that are designed to circumvent controls, avoid detection and remove or obfuscate forensic evidence. In the normal course of business, we, like many other companies, are and have been the target of malicious cyberattack attempts and have experienced other security incidents. To date, such identified security events have not been material to us, including to our reputation or business operations, or had a material financial impact, but there can be no assurance that future cyberattacks or other security breaches or incidents will not be material. Additionally, as our market presence grows, we, and service providers who store or otherwise process data on our behalf, and other third parties on which we rely, may face increased risks of cyberattack attempts or security threats. We are reliant on third-party security measures to protect against unauthorized access, cyberattacks and other security breaches and incidents and the mishandling of customer, employee and other confidential or sensitive data and we may be required to expend significant time and resources to address any security breaches or incidents related to the failure of those third-party security measures. Our ability to monitor our third-party service providers' cybersecurity, and that of other third parties on which we rely, is limited, and in any event, attackers may be able to circumvent the security measures of our third party service providers or other third parties on which we rely. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers' systems and networks, or those of other third parties on which we rely, have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our platform, core solutions and applications.

If any unauthorized or inadvertent access to, or a security breach or any other incident impacting our platform, core solutions or applications occurs, or is believed to occur, such an event could result in the loss or unavailability of data, loss of intellectual property rights or intellectual property protection, unauthorized access to, or use, alteration, disclosure or other processing of data, interruptions to or disruption of our platform, core solutions or applications, loss of business, difficulty attracting new customers, severe reputational damage harming customer or investor confidence, regulatory investigations, proceedings, orders, litigation (including class actions), indemnity obligations, and damages for contract breach or fines, penalties or other liabilities. Security breaches and other incidents that we or our service providers suffer could also result in significant response and remediation costs, which might include liability for misappropriated, altered, converted or lost assets or information and repair of system damage that might have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach or incident and other liabilities. Any actual or perceived security breach or incident could harm our ability to operate our business and may impact our reputation, harm customer confidence, hurt our sales and expansion into existing and new markets or cause us to lose existing customers. If a high-profile security breach or incident occurs with respect to us or another provider of cloud software, our customers and potential customers might lose trust in the security of our platform or in the cloud software industry generally, which could harm our ability to retain existing customers or attract new ones. Even in the absence of any security breach or incident, customer concerns about security, privacy or data protection might deter them from using our platform for activities that involve personal or other sensitive information, which may harm our business and operating results. Further, any actual, potential or anticipated cyberattacks or other sources of security breaches or incidents also may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Additionally, many jurisdictions have enacted or may enact laws and regulations requiring companies to provide notification of, or generally disclose, security breaches or incidents involving certain types of personal data and related matters. For example, the SEC has adopted cybersecurity risk management and disclosure rules that require the disclosure of information pertaining to cybersecurity incidents and cybersecurity risk management, strategy and governance. Such disclosures regarding a security breach or incident could result in negative publicity to us, which may cause our customers to lose confidence in the effectiveness of our cybersecurity measures which could impact our operating results. Further, because cybersecurity is a critical competitive factor in our industry, we make statements in public-facing materials and otherwise provide assurances about the security of our platform. Should any of these statements be untrue or become untrue, even as a result of circumstances beyond our reasonable control, we might face claims of misrepresentation or deceptiveness by the U.S. Federal Trade Commission, U.S. state and foreign regulators and private litigants.

We incur significant expenses to minimize the risk of security breaches and incidents, and may find it necessary or appropriate to increase expenditures with respect to cybersecurity, in response to a security breach or incident or

otherwise. Although we maintain errors or omissions and cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

We could incur substantial costs in expanding, protecting or defending our intellectual property rights, and any failure to obtain, maintain, protect or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our ability to protect our intellectual property rights and technology (such as code, information, data, processes and other forms of information, know-how and technology) and our ability to expand our existing intellectual property portfolio. We primarily rely on copyright, trade secret and trademark laws, invention assignment and confidentiality agreements, as well as our agreements with our employees, customers, partners and others, to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate and we may not be able to secure our intellectual property rights in the U.S. and the international markets in which we operate. In order to protect our intellectual property rights, we might be required to spend significant resources to monitor and protect these rights. Even if we do detect violations, we may need to engage in litigation to enforce our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights might be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

In addition, defending our intellectual property rights may entail significant expense. Any patent, trademark or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference, and derivation proceedings and equivalent proceedings in foreign jurisdictions (such as opposition, invalidation and cancellation proceedings) or litigation. Even if we seek patent protection in the future, we may be unable to obtain or maintain patent protection for our proprietary technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not be sufficiently broad to protect our proprietary technologies, may not provide us with competitive advantages or may be successfully challenged by third parties. The United States Patent and Trademark Office and various foreign governmental patent and trademark agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent and trademark application process and after a patent or trademark registration has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or trademark filing, resulting in partial or complete loss of patent or trademark rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners. However, we cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. We may also enter into strategic partnerships, joint development and other similar agreements with third parties where intellectual property arising from such partnerships may be jointly-owned or may be transferred or licensed to the counterparty. Such arrangements may limit our ability to protect, maintain, enforce or commercialize such intellectual property rights, including requiring agreement with or payment to our joint development partners before protecting, maintaining, licensing or initiating enforcement of such intellectual property rights, and may allow such joint development partners to register, maintain, enforce or license such intellectual property rights in a manner that may affect the value of the jointly-owned intellectual property or our ability to compete in the market.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our brands, products and platform capabilities, and use information that we regard as proprietary to create brands and products that compete with ours. Effective patent, trademark, copyright and trade secret protection may not be available to us or commercially feasible in every country in which our platform is available. Further, intellectual

property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks, patents and other intellectual property rights, or adopt trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, as noted below, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights against infringement or misappropriation. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak or inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and by other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights. Any of the foregoing could adversely impact our business, operating results and financial condition.

Assertions against us by third parties alleging infringement or misappropriation of their intellectual property rights or confidential know-how could result in significant costs and could materially and adversely affect our business, operating results and financial condition.

There is considerable activity in our industry to develop proprietary technology and enforce intellectual property rights. Our success depends in part upon our not infringing upon the intellectual property rights of others. From time to time, our competitors or other third parties may own or claim to own intellectual property relating to our platform and underlying technology, and we may be unaware of the intellectual property rights that others may claim cover aspects of our platform or the underlying technology. Accordingly, third parties may claim that our platform and underlying technology are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. As one example, there may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or solutions. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our current or future technologies.

Claims of infringement, misappropriation or other violations of intellectual property rights might require us to stop using technology found to violate a third party's rights, redesign our platform, which could require significant effort and expense and cause delays of releases, enter into costly settlement or license agreements, pay costly damage awards or ongoing royalties, or face a temporary or permanent injunction prohibiting us from marketing or selling our platform. With respect to claims that our technology or the conduct of our business infringe or otherwise violate intellectual property rights, or if we cannot or do not obtain licenses to such intellectual property rights on commercially reasonable terms or at all, or substitute similar non-infringing technology from another source, we could be forced to limit or stop selling our platform. In addition, we may be unable to meet our obligations to customers under our customer contracts or to compete effectively, and our revenue and operating results could be adversely impacted. We might also be obligated to indemnify our customers or other companies in connection with any such litigation and to obtain licenses, modify our platform or refund subscription fees, which could harm our financial results. In addition, we might incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty or license fees, modification of our platform or refunds to customers of subscription fees. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations. Such disputes could also disrupt our sales and marketing efforts, making it more difficult to attract new customers, retain our existing customers and maintain customer satisfaction.

We use open source software in our platform, which could negatively affect our ability to offer our products and subject us to litigation or other adverse consequences.

Our platform, including certain aspects of our AI-enabled solutions and applications, uses software governed by open source licenses. The use of open source software involves a number of risks, many of which cannot be eliminated and could negatively affect our business. For example, the terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. By the terms of certain open source licenses, if we combine our proprietary software with open source software in a certain manner, we could be required to release the source code of our proprietary software and to make our proprietary software available under open source licenses. Additionally, the use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time, there have been claims challenging the use of open source software against companies that incorporate such software into their platforms. As a result, we could be subject to suits by parties claiming misuse of, or a right to compensation for, what we believe to be open source software. Litigation could be costly for us to defend, harm our business, operating results and financial condition or require us to devote additional research and development resources to change our platform. Although we have implemented policies to regulate the use and incorporation of open source software into our platform, we cannot be certain that we have not incorporated open source software in our platform in a manner that is inconsistent with such policies. If we inappropriately use open source software, we might be required to re-engineer our platform, discontinue the sale of our platform or take other remedial actions.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position may be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants and other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach. While we have taken steps to enjoin misappropriation that we are aware of, such steps may not ultimately be successful, and we may not be aware of all such misappropriation. Any of the foregoing could adversely impact our business, operating results and financial condition.

Our customer agreements may include an obligation for us to enter into a source code escrow arrangement under which our source code may be released to customers in the event of a specified release event (for example, bankruptcy, insolvency or failure to provide agreed-upon maintenance or support for the services) for the sole purpose of maintaining use by the customer during the remainder of the term of the agreement. As a result of any such release, our customers will have access to our proprietary source code. While such access would be subject to duties of confidentiality, we cannot guarantee that our customers will comply with these obligations or otherwise not misuse our source code.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary

information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or key personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could adversely impact our business, operating results and financial condition.

If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.

We license certain intellectual property and software from third parties that are important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor's rights.

In the future, we may identify additional third-party intellectual property that we may need to license, or would benefit from licensing, in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our platform. Such royalties are a component of the cost of our platform and may affect our margins. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, operating results and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties generally include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, operating results and financial condition. Although we often contractually limit our liability with respect to such indemnity obligations, those limitations may not be fully enforceable in all situations, and we may still incur substantial liability under those agreements. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business, operating results and financial condition.

Risks Related to Regulation and Taxation

Privacy, data protection and cybersecurity concerns, and data collection and transfer restrictions and related domestic or foreign regulations may limit the use and adoption of our platform and adversely affect our business, operating results and financial condition.

Privacy, cybersecurity and data protection are significant issues in the United States, Europe and many other jurisdictions where we offer our platform. The regulatory frameworks governing the collection, storage, use and other processing of business information, particularly information that affects financial statements and personal data, are rapidly evolving, and any failure or perceived failure to comply with applicable privacy, cybersecurity or data protection laws or regulations may adversely affect our business. Further, these laws are not always interpreted uniformly and there is no guarantee that regulators or consumers will agree with our approach to compliance. Additionally, any violations of applicable laws, regulations or policies by third parties we work with, such as vendors or developers, may put our customers' content at risk and have an adverse effect on our business. Any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, disclosure, or other processing of our customers' content, or regarding the manner in which the express or implied consent of customers for the collection, use, retention, disclosure or other processing of such content is obtained, could increase our costs and require us to modify our platform, core solutions and applications, or modify our policies or practices, possibly in a material manner, which we may be unable to do on a commercially reasonable basis or at all and, which may limit our ability to store and process customer data or develop new applications and features.

For example, in the United States, several states have enacted new data privacy laws. The California Consumer Privacy Act, as amended by the California Privacy Rights Act, or the CCPA, among other things, requires covered companies to provide required disclosures to California consumers, and afford such consumers abilities to opt out of certain processing of personal information. Additionally, many other states have proposed or enacted data privacy laws, including, for example, Washington's My Health, My Data Act, and numerous laws similar to the CCPA. The U.S. federal government also is contemplating federal privacy legislation, reflecting a trend toward more stringent data privacy legislation. In addition, the U.S. federal government and various U.S. state and foreign governments have adopted or proposed requirements regarding obligations on companies to notify individuals of security breaches and incidents involving particular personal information, which could result from breaches and incidents experienced by us or by organizations with which we have formed or may form strategic relationships. Even though we may have certain contractual protections with such organizations, notifications or other public disclosure or dissemination of information related to any actual or perceived security breach or incident could impact our reputation, harm customer confidence, hurt our expansion into new markets or cause us to lose existing customers.

Further, many foreign countries and governmental bodies, including the European Union, or the EU, where we conduct business and have offices or use vendors, have laws and regulations concerning the collection and use of personal data obtained from their residents or by businesses operating within their jurisdiction. For example, we are subject to the European General Data Protection Regulation and applicable national supplementing laws, collectively the EU GDPR. We may also be subject to the United Kingdom General Data Protection Regulations and Data Protection Act 2018, collectively the UK GDPR and together with the EU GDPR, the GDPR. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify an individual and include a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The GDPR also regulates cross-border transfers of personal data out of the European Economic Area, or EEA, and the United Kingdom, or UK. With regard to data transfers of personal data from our European employees and customers to the United States, we historically relied upon EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield certifications for the transfer of personal data from the EU and Switzerland to the United States. On October 7, 2022, President Biden signed an Executive Order on 'Enhancing Safeguards for United States Intelligence Activities' which introduced new redress mechanisms and binding safeguards to address concerns raised by the Court of Justice of the European Union, or the CJEU, in relation to data transfers from the EEA to the United States and which formed the basis of the EU-US Data Privacy Framework, or DPF, which became effective as an EU GDPR (and subsequently leveraged for use as a UK GDPR) transfer mechanism to U.S. entities self-certified under the DPF. We currently rely on the EU Standard Contractual Clauses to transfer personal data outside of the EEA. CJEU case law states that reliance on the standard contractual clauses alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On June 28, 2021, the EU Commission adopted an "adequacy decision," which allows for free flow of personal data between the EEA and

the UK. This adequacy decision includes a "sunset clause," which limits its duration to four years. During this period, the Commission could intervene at any time if the UK deviates from the level of protection currently in place. It is uncertain how data protection laws and related regulations will develop in the UK over time, and if and when the Commission might make use of this right to intervene. The UK government has introduced legislation on multiple occasions that, if enacted, could cause UK data protection law to deviate from the EU GDPR. Any restrictions on cross-border transfers of personal data could adversely impact our customers' use of our platform and our business, operating results and financial condition. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens following such decisions and otherwise in connection with regulatory developments and evolving guidance regarding cross-border data transfers, and we and our customers face the potential for regulators in the EEA, Switzerland, the UK and other regions to apply different standards to the transfer of personal data from those regions to the United States, and to block, or require ad hoc verification of measures taken with respect to, certain data flows to the United States. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf. Our means for transferring personal data from the EEA, Switzerland, the UK and other regions may not be adopted by all of our customers and may be subject to legal challenge by data protection authorities. We may also experience reluctance or refusal by customers in Europe or other regions to use our platform due to potential risk exposure. We and our customers face a risk of enforcement actions taken by data protection authorities in various jurisdictions regarding cross-border data transfers, including from and to the United States. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.

We are also subject to evolving privacy laws on cookies, tracking technologies and e-marketing. Recent U.S. and European court and regulatory proceedings are driving increased attention to cookies and tracking technologies. If the trend of increasing proceedings by litigants and enforcement by regulators continues, this could lead to substantial costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities.

Our customers also expect that we comply with certain standards that may place additional burdens on us. Our customers expect us to meet voluntary certifications or adhere to standards established by third parties, such as the SSAE 18, SOC1 and SOC2 audit processes, and may demand that they be provided with an auditor's report to verify our compliance. If we are unable to maintain these certifications or meet these standards, it could adversely affect our customers' demand for our service and could harm our business.

In recent years, use of AI and automated decision-making methods have come under increased regulatory scrutiny. New laws, guidance or decisions in this area could provide a new regulatory framework that could require us to adjust and may limit our ability to use our existing AI models and make changes to our operations that may decrease our operational efficiency, resulting in an increase to operating costs and/or hindering our ability to improve our services. For example, in the United States, Colorado has enacted legislation that, when effective, will restrict the use of certain AI systems, and the California Privacy Protection Agency is in the process of finalizing regulations under the CCPA regarding the use of automated decision-making and other matters.

Further, in Europe, in March 2024, the EU Parliament adopted a comprehensive, risk-based governance framework for AI in the EU market, the EU AI Act. It is intended to apply to companies that develop, use and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security and accuracy, and introduces significant fines for noncompliance. There are also specific obligations regarding the use of automated decision-making under the GDPR.

We also expect laws, regulations, industry standards and other obligations worldwide relating to privacy, data protection and cybersecurity to continue to evolve, and that there will continue to be new, modified, and re-interpreted laws, regulations, standards, and other obligations in these areas. For example, the Network and Information Security Directive II, or NIS2, adopted in 2023, aims to enhance cybersecurity across critical infrastructure and essential services in the EU. It expands the scope of the 2016 NIS Directive to include additional sectors while enforcing stricter governance and accountability requirements. NIS2 requires all 27 EU member states to issue implementing legislation by October 2024; however, several EU member states have not finalized their respective legislation and guidance. Additionally, the Digital Operational Resiliency Act, or DORA, became effective in January 2025, and aims to establish a universal framework for managing and mitigating information and communication technology risk that will apply to entities in the financial sector and their third-party cloud service providers.

We cannot yet determine the impact these laws and regulations or any future laws, regulations and standards may have on our business. Such laws, regulations and standards are often subject to differing interpretations and these or other laws or regulations relating to privacy, data protection and cybersecurity may be inconsistent among jurisdictions. These and other actual or asserted requirements could reduce demand for our service, increase our costs, impair our ability to grow our business, restrict our ability to store and process data or, in some cases, impact our ability to offer our platform, core solutions or applications in some locations and may subject us to liability. Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations and other actual or asserted legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our platform, core solutions or applications and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new core solutions and applications could be limited.

The costs of compliance with and other burdens imposed by laws, regulations and standards may limit the use and adoption of our platform and reduce overall demand for it, or lead to regulatory investigations and other proceedings, private claims and litigation, and significant fines, penalties or liabilities in connection with any actual or asserted noncompliance. Privacy, cybersecurity and data protection concerns, whether valid or not valid, may inhibit market adoption of our platform, particularly in certain industries and foreign countries. Any failure or perceived failure by us to comply with our privacy policies, our obligations to customers relating to privacy, cybersecurity or data protection, any statements or commitments we make regarding privacy, data protection, cybersecurity or the processing of customer data or other data, or our other policies or obligations relating to privacy, cybersecurity or data protection, or any actual or perceived security breach or incident or other cybersecurity compromise, including any such compromise that results in the loss or unavailability of data, unauthorized access to, or use, alteration, disclosure or other processing of data, may result in governmental investigations and enforcement actions, claims, demands and litigation, negative publicity, harm to our reputation, and could cause a loss of customers and harm our ability to attract new customers, any or all of which could have an adverse effect on our business, operating results and financial condition.

Changes in laws and regulations related to the Internet and cloud computing or changes to Internet infrastructure might diminish the demand for our platform and could have a negative impact on our business.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and might in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Regulators in some industries have also adopted, and might in the future adopt, regulations or interpretive positions regarding the use of cloud-computing software. For example, some financial services regulators have imposed guidelines for the use of cloud-computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to using such software. Changes in these laws or regulations could require us to modify our platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and might impose additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products and services such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed by "bugs," "viruses," "worms" and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is harmed by these issues, demand for our platform could decline.

The current legislative and regulatory landscape regarding the regulation of the Internet is subject to uncertainty. The laws and regulations governing the Internet are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. For example, in January 2025, the U.S. Court of Appeals for the Sixth Circuit struck down the FCC's 2024 order that had reinstated the FCC's 2015 net neutrality rules that had prohibited broadband providers from impeding access to most content or otherwise unfairly discriminating against content providers like us, and had also prohibited Internet service providers from entering into arrangements with specific content providers for faster or better access over their data networks. The FCC's 2015 net

neutrality rules had previously been repealed in 2018 by the then-Republican led FCC, and it is unlikely significant federal net neutrality rules will be adopted during the second Trump administration beyond those intended to preempt state regulation.

Moreover, at the state level, several states such as California have enacted or are considering state-level legislation or executive action that would implement certain net neutrality protections, including some that go beyond those established in the FCC's 2015 net neutrality order (for example, restrictions on "zero-rating," the practice whereby an Internet service provider exempts certain Internet traffic from a customer's data cap). State broadband regulations have been upheld by courts in certain jurisdictions, creating the potential for a patchwork of disparate regulatory regimes whereby broadband Internet access providers may be able to block or throttle content, or charge or services or increase fees in some jurisdictions but not others, which could result in increased costs to us and/or our users, impair our ability to attract new users and materially and adversely affect our business and opportunities for growth.

We cannot predict the further actions Congress, the FCC or states may take, or whether state net neutrality laws will be modified, overturned or vacated by legal action, federal legislation or the FCC, or the degree to which further regulatory action or inaction may adversely affect our business. However, without federal net neutrality rules, broadband Internet service providers may be able to limit our customers' ability to access our platform or make our platform a less attractive alternative to our competitors' offerings. Additionally, while the EU requires equal access to Internet content, under its Digital Single Market initiative the EU may impose additional requirements that could increase our costs. If the FCC, EU or other authorities impose rules directly or inadvertently impose costs on online providers like us, our expenses may increase. Were any of these outcomes to occur, our ability to retain existing customers or attract new customers may be impaired, our costs may increase and our business may be significantly harmed.

The requirements of being a public company might strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we cease to be an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Further, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight might be required. We are required to disclose changes made in our internal control and procedures on a quarterly basis, and we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with the 2025 fiscal year. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an emerging growth company.

As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention might be diverted from other business concerns, which could adversely affect our business, operating results and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we expect that we will need to hire more employees in the future or engage outside consultants, or both, which will increase our operating expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice might evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance

matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment might result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities might initiate legal proceedings against us and our business might be harmed.

We also expect that being a newly public company and complying with these new rules and regulations will make it more expensive for us to maintain director and officer liability insurance, and, in the future, we might be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and our compensation, nominating and governance committee, and qualified executive officers.

Our operating results may be harmed if we are required to collect taxes in jurisdictions where we have not historically done so.

We collect various taxes in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use or other taxes could, among other things, result in substantial tax assessments, including potential penalties and interest, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales, use or other related taxes, or otherwise harm our business.

The application of indirect taxes (such as sales and use tax, value added tax, goods and services tax, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. In 2018, the U.S. Supreme Court held in *South Dakota v. Wayfair, Inc.* that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under *Wayfair*, a person requires only a "substantial nexus" with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of *Wayfair*) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court's *Wayfair* decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which would adversely impact our business, operating results and financial condition. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws' dollar and transaction thresholds. We continue to analyze our exposure for such taxes and liabilities. The application of existing, new, or future laws, whether in the United States or internationally, could harm our business. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Our international operations subject us to potentially adverse tax consequences.

We report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities might disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

The enactment of domestic or international legislation implementing tax law changes or the adoption of other domestic or international tax reform policies could materially impact our operating results and financial condition.

We are and will be generally subject to tax laws, regulations, and policies of several taxing jurisdictions. Changes in applicable tax laws and regulations, as well as other factors, including the possibility of retroactive effect, could cause us to experience fluctuations in our tax obligations and effective tax rates and could affect our tax positions and/or our tax liabilities. For example, beginning in 2022, the Internal Revenue Code eliminated the right to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize U.S. and foreign research and development expenditures over five and fifteen tax years, respectively. Additionally, recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and use foreign tax credits, as well as changes to U.S. tax laws that might be enacted in the future, could impact the tax treatment of our foreign earnings. Due to expansion of our international business activities, any changes in the U.S. taxation of such activities might increase our worldwide effective tax rate and adversely affect our operating results and financial condition. There is also a high level of uncertainty in today's tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development, or the OECD, and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has announced that it has reached agreement among its member countries to implement Pillar Two rules, a global minimum tax at 15% for certain multinational enterprises. While some countries, including certain members of the EU, among other jurisdictions, have issued laws and regulations to conform to this regime that became effective as of January 1, 2024, we have determined that we are not yet subject to Pillar Two rules. We will continue to monitor legislative and regulatory developments to assess potential impacts that Pillar Two rules may have on our business, operating results and financial condition. Further, unilateral measures such as digital services tax and corresponding tariffs in response to such measures create additional uncertainty and may adversely impact our business. If these proposals or other unanticipated proposals are passed, it is likely that we will have to pay higher income taxes in countries where such rules are applicable.

Risks Related to our Organizational Structure

Our principal asset is our interest in OneStream Software LLC, and we depend on OneStream Software LLC and its consolidated subsidiaries for our operating results, cash flows and distributions.

We are a holding company and have no material assets other than our ownership of LLC Units in OneStream Software LLC. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, depend on the operating results and cash flows of OneStream Software LLC and its consolidated subsidiaries and distributions we receive from OneStream Software LLC. There can be no assurance that OneStream Software LLC and its consolidated subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions.

Our ability to pay taxes and expenses, including payments under the TRA, might be limited by our structure.

Our principal asset is a controlling equity interest in OneStream Software LLC. As such, we have no independent means of generating revenue. OneStream Software LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax. Instead, taxable income is allocated to holders of its LLC Units, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of OneStream Software LLC and also incur expenses related to our operations. Pursuant to the Amended LLC Agreement, OneStream Software LLC will make cash distributions to the owners of LLC Units in an amount sufficient to fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of OneStream Software LLC that is allocated to them, to the extent previous tax distributions from OneStream Software LLC have been insufficient.

In addition to tax expenses, we also incur expenses related to our operations, plus payments under the TRA, which we expect to be substantial. We intend to cause OneStream Software LLC to make distributions or, in the case of certain expenses, payments, in amounts sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA. However, OneStream Software LLC's ability to make such distributions might be subject to various limitations and restrictions, such as restrictions on distributions

that would either violate any contract or agreement to which OneStream Software LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering OneStream Software LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of OneStream Software LLC's inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRA), we might have to borrow funds and thus our liquidity and financial condition could be materially harmed. To the extent that we do not make payments under the TRA when due, as a result of having insufficient funds or otherwise, interest will generally accrue at the rate provided for by the TRA. Nonpayment of our obligations for a specified period might constitute a material breach of a material obligation under the TRA, and therefore, might accelerate payments due under the TRA resulting in a lump-sum payment.

We will be required to pay the TRA Members for certain tax benefits we might claim, and we expect that the payments we will be required to make will be substantial.

Future exchanges or redemptions of LLC Units for cash or shares of our Class A common stock or Class D common stock are expected to produce favorable tax attributes for us. When we acquire LLC Units from the Continuing Members through an exchange or redemption, anticipated tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this increased basis. This increased tax basis might also decrease the gain (or increase the loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. In addition, we expect that certain net operating losses will be available to us as a result of the Blocker Mergers. Under the TRA, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations below are taken into account.

In connection with the Reorganization Transactions we entered into the TRA with the TRA Members (including KKR). Under the TRA, we are generally required to pay cash to the TRA Members in the amount of 85% of the applicable savings, if any, in income tax that we realize, or that we are deemed to realize, as a result of (1) certain tax attributes that are created as a result of the exchanges or redemptions of their LLC Units (calculated under certain assumptions), (2) any net operating losses available to us as a result of the Blocker Mergers, (3) tax benefits related to imputed interest and (4) payments under such TRA. We will continue to be required to make such payments to the TRA Members even after they have exchanged or redeemed all of their LLC Units.

The increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges or redemptions, the price of our Class A common stock at the time of the exchange or redemption, whether such exchanges or redemptions are taxable, the amount and timing of the taxable income we generate in the future, the U.S. federal and state tax rates then applicable, and the portion of our payments under the TRA constituting imputed interest. Payments under the TRA are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the TRA and will increase the amounts due thereunder. In addition, the TRA provides for interest, at the rate provided for therein, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA.

As a result of the exchanges or redemptions made under our structure, we might incur a TRA liability. We do not expect to record a TRA liability until the tax benefits associated with the exchanges or redemptions are more-likely-than-not to be realized. We estimate that the total unrecorded TRA liability that could result from past exchanges and redemptions as of December 31, 2024 is approximately $136.6 million. For additional information, see Note 8, "Income Taxes" to our audited consolidated financial statements included in Part II, Item 8 of this report.

The payment obligation under the TRA is our obligation and not the obligation of OneStream Software LLC. We expect that the cash payments that we will be required to make to the TRA Members will be substantial. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions or exchanges, the price of shares of our Class A common stock at the time of the redemption or exchange and the tax rates then in effect. Any payments made by us to the TRA Members under the TRA will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period might constitute a material breach of a material obligation under the TRA and therefore might

accelerate payments due under the TRA. Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that might be deemed realized under the TRA.

Payments under the TRA will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the U.S. Internal Revenue Service, or IRS, to challenge a tax basis increase or other tax attributes subject to the TRA, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, generally we would not be reimbursed for any payments previously made under the TRA (although we would reduce future amounts otherwise payable under the TRA). As a result, payments could be made under the TRA in excess of the tax savings that we realize in respect of the attributes to which the TRA relates.

The amounts that we might be required to pay to the TRA Members under the TRA might be accelerated in certain circumstances and might also significantly exceed the actual tax benefits that we ultimately realize.

The TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the TRA or if, at any time, we elect an early termination of the TRA, then the TRA will terminate and our obligations, or our successor's obligations, under the TRA would accelerate and become immediately due and payable. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that we would have sufficient taxable income in each relevant taxable year to fully use all potential future tax benefits that are subject to the TRA. In those circumstances, any remaining outstanding LLC Units of OneStream Software LLC would be treated as exchanged for Class A common stock and the applicable TRA Members would generally be entitled to payments under the TRA resulting from such deemed exchanges. We may elect to terminate the TRA early only with the approval of OneStream, Inc.'s independent directors (within the meaning of Rule 10A-3 under the Exchange Act and the Nasdaq Stock Market rules).

As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to the TRA Members that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA.

Our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, deterring or preventing certain mergers, asset sales, other forms of business combination or other changes of control. Accordingly, the TRA payment obligation could make us a less attractive target for an acquisition and result in holders of our Class A common stock receiving substantially less consideration in connection with a merger, asset sale, or other form of business combination or other change of control transaction than they would receive in the absence of such obligation. Thus, the TRA Members' interests may conflict with those of the holders of our Class A common stock. In addition, we might need to incur debt to finance payments under the TRA to the extent our cash resources are insufficient and there can be no assurance that we will be able to finance our obligations under the TRA.

Our organizational structure, including the TRA, confers certain benefits upon the TRA Members, including KKR, which do not benefit Class A common stockholders to the same extent as it benefits the TRA Members, and imposes additional costs on us.

Our organizational structure, including the TRA, confers certain benefits upon the TRA Members, including KKR, which do not benefit the holders of our Class A common stock to the same extent as it benefits the TRA Members. The TRA provides for the payment by us to the TRA Members of 85% of the amount of tax benefits, if any, that we realize, or in some circumstances are deemed to realize, as a result of (1) the increases in the tax basis of assets of OneStream Software LLC resulting from any redemptions or exchanges of LLC Units from the Continuing Members, (2) any net operating losses available to us as a result of the Blocker Mergers and (3) certain other tax benefits related to our making payments under the TRA. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and the resulting amounts we are likely to pay out to the Continuing Members pursuant to the TRA; however, we estimate that such payments may be substantial. Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational

structure might adversely impact the trading market for the Class A common stock. In addition, our organizational structure, including the TRA, imposes additional compliance costs and requires a significant commitment of resources that would not be required of a company with a simpler organizational structure.

Generally, we will not be reimbursed for any payments made to TRA Members under the TRA in the event that any tax benefits are disallowed.

If the IRS challenges the tax basis or other tax attributes that give rise to payments under the TRA and the tax basis or other tax attributes are subsequently required to be adjusted, generally the recipients of payments under the TRA will not reimburse us for any payments we previously made to them. Instead, any excess cash payments made by us to a TRA Member will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, a challenge to any tax benefits initially claimed by us might not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment might be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the TRA and, as a result, there might not be future cash payments to net against. If the outcome of any challenge by the IRS of the tax basis or other tax attributes that give rise to payments under the TRA would reasonably be expected to materially and adversely affect the rights and obligations of the TRA Members under the TRA, then we will not be permitted to settle such challenge without the consent (not to be unreasonably withheld or delayed) of KKR Dream Holdings LLC as the designated representative under the TRA. The interests of the TRA Members in any such challenge may differ from or conflict with our interests and your interests, and the TRA Members may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings.

The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of OneStream Software LLC might complicate our ability to maintain our capital structure, which could impose transaction costs on us and require management attention.

If and when we generate taxable income, OneStream Software LLC will generally make quarterly tax distributions pro rata to each of its members, including us, based on each member's allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the highest effective marginal combined federal, state, and local income tax rate that might potentially apply to any member for the applicable fiscal year. The legislation commonly known as the Tax Cuts and Jobs Act of 2017, or the Tax Act, significantly reduced the highest marginal federal income tax rate applicable to corporations such as OneStream, Inc., relative to non-corporate taxpayers. As a result of this disparity, we expect to receive tax distributions from OneStream Software LLC significantly in excess of our actual tax liability and our obligations under the TRA, which could result in our accumulating a significant amount of cash. This would complicate our ability to maintain certain aspects of our capital structure. Such cash, if retained, could cause the value of an LLC Unit to deviate from the value of a share of Class A common stock, contrary to the one-to-one relationship between the number of LLC Units owned by OneStream, Inc. and the number of shares of Class A common stock and Class D common stock outstanding. In addition, such cash, if used to purchase additional LLC Units, could result in deviation from the one-to-one relationship unless a corresponding number of additional shares are distributed as a stock dividend. We might choose to pay dividends with any excess cash. These considerations could have unintended impacts on the market price of our Class A common stock and might impose transaction costs and require management efforts to address on a recurring basis. To the extent that we do not distribute such excess cash as dividends and instead, for example, hold such cash balances or lend them to OneStream Software LLC, the Continuing Members in OneStream Software LLC during a period in which we hold such cash balances could benefit from the value attributable to such cash balances as a result of redeeming or exchanging their LLC Units and obtaining ownership of Class A common stock (or a cash payment based on the value of Class A common stock). In such case, these Continuing Members could receive disproportionate value for their LLC Units exchanged during this time frame.

Risks Related to Ownership of Our Class A Common Stock

Our Class C common stock and Class D common stock are entitled to ten votes per share, which has the effect of concentrating voting control with the holders of our Class C common stock and Class D common stock, including KKR and our co-founder and chief executive officer. This limits or precludes our other stockholders' ability to influence corporate matters and may have a negative impact on the price of our Class A common stock.

Our Class C common stock has ten votes per share, our Class D common stock has ten votes per share and our Class A common stock, which is our publicly traded stock, has one vote per share. As of February 24, 2025, the holders of our Class C common stock and our Class D common stock, including KKR (which is one of the TRA Members entitled to the payments under the TRA) and our co-founder and chief executive officer, collectively hold more than 95% of the voting power of our outstanding capital stock. As a result, the holders of our Class C common stock and our Class D common stock have the ability to control or significantly influence any action requiring approval of our stockholders, including the election and removal of our directors, amendments to our certificate of incorporation and bylaws, the approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. Many of these actions may be taken even if they are opposed by other stockholders. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change in control of our company and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of other stockholders. In addition, our stockholders' agreement with KKR Dream Holdings LLC provides that so long as KKR and its affiliates own (1) at least 40% of our outstanding common stock, KKR will have the right to nominate a majority of our board of directors, and (2) at least 10% but less than 40% of our outstanding common stock, KKR will have the right to nominate a percentage of the authorized number of directors equal to KKR's ownership of our outstanding common stock (rounded up to the nearest whole director). This concentration of voting power with the holders of our Class C common stock and our Class D common stock, and KKR's director nomination rights, may have a negative impact on the price of our Class A common stock.

KKR controls us, and its interests may conflict with our or our Class A common stockholders' interests.

As of the date of this report, KKR holds a majority of the voting power of our outstanding capital stock and, as a result, is able to control matters requiring stockholder approval. Accordingly, KKR, in its capacity as a stockholder, is able to exercise significant control over our operations, including the elections or appointments of directors, amendments to our governing documents, and entering into extraordinary transactions, including a sale of our company (which could trigger the acceleration of the TRA payments to the TRA Members, including KKR).

Further, our stockholders' agreement with KKR Dream Holdings LLC provides that so long as KKR and its affiliates own (1) at least 40% of our outstanding common stock, KKR will have the right to nominate a majority of our board of directors, and (2) at least 10% but less than 40% of our outstanding common stock, KKR will have the right to nominate a percentage of the authorized number of directors equal to KKR's ownership of our outstanding common stock (rounded up to the nearest whole director). In addition, the stockholders' agreement provides that so long as KKR owns at least 25% of our outstanding common stock, KKR's consent will be required for us to enter into any transaction or agreement that results in a change in control, and for the termination, hiring or appointment of our chief executive officer. As of the date of this report, five of eight members of our board of directors are nominated by KKR pursuant to the stockholders' agreement, and KKR continues to control decisions on all matters requiring board approval and our operations and policies, including the appointment of management, future issuances of our Class A common stock or other securities (but not cash redemptions of KKR's LLC Units, which must be approved by the Disinterested Majority), the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our governing documents and entering into extraordinary transactions, including, generally, a sale of our company (which could trigger the acceleration of the TRA payments to the TRA Members, including KKR). The interests of KKR may not in all cases be aligned with our or our Class A common stockholders' interests.

KKR might also have conflicting interests with us or our Class A common stockholders because it holds a portion of its ownership interest in our business through OneStream Software LLC. For example, KKR might have different tax positions from us which could influence its decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the TRA, and whether and when we should terminate the TRA and accelerate our obligations thereunder. The structuring of future transactions might take into consideration KKR's tax or other considerations even where no similar benefit would accrue to us or holders of our Class A common stock.

In addition, KKR's significant ownership in us, nomination of a majority of the members of our board of directors and resulting ability to effectively control or significantly influence us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

Our certificate of incorporation contains provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by, or presented to, KKR or its affiliates, other than those presented to representatives of KKR or its affiliates in their capacity as members of our board of directors, which could create conflicts of interest and have a material adverse effect on our business, operating results, financial condition and prospects if attractive corporate opportunities are allocated by KKR to itself, its affiliates or third parties instead of to us.

KKR is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that would be complementary to our business if we acquired them. Our certificate of incorporation provides that, to the fullest extent permitted by law, none of KKR or its affiliates, or any of their respective directors, partners, principals, officers, members, managers or employees, including any of the foregoing who serve as our officers or directors, all of whom we refer to as the exempted persons, will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our affiliates. In addition, to the fullest extent permitted by law, in the event that any exempted person is presented with a business opportunity, even if the opportunity is one that we or our affiliates might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, such exempted person will have no duty to communicate or offer such business opportunity to us or any of our affiliates, provided that our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to an exempted person solely in his or her capacity as a director or officer of our company. No exempted person will be liable to us, any of our affiliates or our stockholders for breach of any fiduciary or other duty, solely by reason of the fact that any such exempted person pursues or acquires such business opportunity, sells, assigns, transfers or directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or any of our affiliates. The Amended LLC Agreement contains similar provisions in favor of KKR and its affiliates, as well as provisions allowing KKR and its affiliates to freely conduct their business and investment activities. These provisions could create conflicts of interest and have a material adverse effect on our business, operating results, financial condition and prospects if attractive business opportunities are allocated by KKR or another exempted person to itself, its affiliates or third parties instead of to us.

Although we do not rely on the "controlled company" exemption under the rules and regulations of the Nasdaq Stock Market, we have the right to use such exemption and therefore could in the future avail ourselves of certain reduced corporate governance requirements.

As of the date of this report, KKR holds a majority of the voting power of our outstanding capital stock. Under the rules of the Nasdaq Stock Market, a company of which more than 50% of the voting power is held by a person or group of persons acting together is a "controlled company" and may elect not to comply with certain rules and regulations of the Nasdaq Stock Market regarding corporate governance, including:

- the requirement that a majority of its board of directors consist of independent directors;

- the requirement that its director nominees be selected or recommended for the board's selection by a majority of the board's independent directors in a vote in which only independent directors participate or

by a nominating committee comprised solely of independent directors, in either case, with board resolutions or a written charter, as applicable, addressing the nominations process and related matters as required under the federal securities laws; and

- the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

These requirements would not apply to us if, in the future, we choose to avail ourselves of the "controlled company" exemption. Although we qualify as a "controlled company," we do not currently rely on these exemptions and intend to continue to fully comply with all corporate governance requirements under the rules and regulations of the Nasdaq Stock Market, subject to the phase-in periods for newly public companies. However, if we were to rely on some or all of the controlled company exemptions in the future, you would not have the same protections afforded to stockholders of other companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

Our stock price might be volatile or might decline regardless of our operating performance, resulting in substantial losses for investors.

The trading price of our Class A common stock is likely to be volatile and could fluctuate widely regardless of our operating performance. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the price you pay for such shares. The market price of our Class A common stock might fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our operating results;

- the financial projections we might provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- ratings changes by any securities analysts who follow our company;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- price and volume fluctuations in the overall stock market from time to time, including as a result of changes in inflation or interest rates or other trends in the economy as a whole;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- actual or anticipated developments in our business or our competitors' businesses or the competitive landscape generally;

- developments or disputes concerning our intellectual property, or our products or third-party proprietary rights;

- security or data breaches that affect us or our competitors;

- announced or completed acquisitions of or investments in businesses or technologies by us or our competitors;

- new laws or regulations, or new interpretations of existing laws or regulations applicable to our business;

- any major change in our board of directors or management;

- sales of, or exchanges for, shares of our Class A common stock by us or our stockholders;

- legal proceedings, regulatory disputes or government investigations threatened or initiated against us; and

- volatile macroeconomic conditions and other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or other public health crises, or responses to these conditions or events.

In addition, the stock markets, and in particular the Nasdaq Global Select Market on which our Class A common stock is listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility, or following an initial public offering. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and adversely affect our business, operating results, financial condition and cash flows.

Substantial future sales of shares of our Class A common stock, or the perception that such sales may occur, could cause the market price of our Class A common stock to decline.

The market price of our Class A common stock could decline as a result of substantial sales of our Class A common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our Class A common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

As of February 24, 2025, an aggregate of 63,929,619 shares of Class D common stock are issuable upon the redemption of LLC Units held by the Continuing Members (and the cancelation of an equal number of shares of Class C common stock held by them), subject to the conditions set forth in the Amended LLC Agreement, and such shares of Class D common stock are in turn convertible into shares of our Class A common stock on a one-for-one basis. In addition, as of February 24, 2025, an aggregate of 101,651,168 shares of outstanding Class D common stock are likewise convertible into shares of our Class A common stock on a one-for-one basis.

Under our registration rights agreement, as of February 24, 2025, the holders of an aggregate of 126,002,507 shares of our Class C common stock and Class D common stock, and their permitted transferees, have the right, subject to the conditions set forth in the registration rights agreement, to require us to file registration statements covering the resale of up to 126,002,507 shares of Class A common stock issuable upon exchange or conversion of such outstanding shares of our other series of common stock and redemption or exchange of accompanying LLC Units, as applicable, or to include their shares in registration statements that we might file for ourselves or our stockholders.

We cannot predict the timing, size or disclosure of any future issuances or sales of our Class A common stock resulting from the redemption or exchange of LLC Units or the conversion of Class D common stock, or the effect, if any, that future issuances, disclosure, if any, or sales of shares of our Class A common stock might have on the market price of our Class A common stock. New issuances of shares of Class A common stock may cause other holders of Class A common stock to experience significant dilution, and sales or distributions of substantial amounts of our Class A common stock, or the perception that such sales or distributions could occur, including upon the exercise of registration rights, might cause the market price of our Class A common stock to decline.

Additionally, we have registered the offer and sale of all shares of Class A common stock subject to equity awards outstanding and reserved for issuance under our equity incentive plans. The sale of these shares, or the perception that these shares may be sold in the public market, in private transactions or otherwise, may adversely affect the market price of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.

The trading market for our Class A common stock relies in part on the research and reports that securities or industry analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or our industry, or the Class A common stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our Class A common stock price or trading volume to decline.

We do not intend to pay dividends to the holders of our Class A common stock for the foreseeable future.

We do not intend to pay dividends to the holders of our Class A common stock for the foreseeable future, except possibly in connection with maintaining certain aspects of our Up-C structure. See the section titled "—Risks Related to Our Organizational Structure—The disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of OneStream Software LLC might complicate our ability to maintain our capital structure, which could impose transaction costs on us and require management attention." Our ability to pay dividends on our Class A common stock may be restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or law. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitation on our ability to pay dividends. As a result, any capital appreciation in the price of our Class A common stock may be your only source of gain on your investment in our Class A common stock.

If, however, we decide to pay a dividend to the holders of our Class A common stock in the future, we would likely need to cause OneStream Software LLC to make distributions to OneStream, Inc. in an amount sufficient to cover cash dividends, if any, declared by us. Deterioration in the consolidated financial condition, earnings or cash flow of OneStream Software LLC for any reason could limit or impair its ability to pay cash distributions or other distributions to us. OneStream Software LLC and its subsidiaries may be restricted from distributing cash to OneStream, Inc. by, among other things, law or the documents governing our existing or future indebtedness.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company as defined in the JOBS Act, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including:

- presentation of only two years of audited financial statements and related financial disclosure;

- exemption from the requirement to have our registered independent public accounting firm attest to our internal control over financial reporting;

- reduced disclosure about our executive compensation arrangements; and

- exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We could be an emerging growth company until as late as December 31, 2029. Our status as an emerging growth company will end as soon as any of the following takes place:

- the last day of the fiscal year in which we have at least $1.235 billion in annual revenue;

- the date we qualify as a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates;

- the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

- December 31, 2029, which is the last day of the fiscal year during which the fifth anniversary of the IPO will occur.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Anti-takeover provisions in our governing documents could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our Class A common stock.

Our certificate of incorporation, bylaws and stockholders' agreement contain provisions that could depress the market price of our Class A common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. Among other things, these provisions provide that:

- we have multiple series of common stock with differing voting rights;

- the authorized number of directors may be changed only by resolution of the board of directors;

- any vacancies on the board of directors and any newly created directorships may only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, provided that if a vacancy is created at any time by the death, disability, removal or resignation of any director nominated by KKR, the vacancy shall be filled solely by, at KKR's option, KKR in a written instrument or a majority of the remaining directors in accordance with the stockholders' agreement;

- our board of directors is divided into three classes, each of which will stand for election once every three years;

- for so long as there are at least two directors nominated by KKR on our board of directors, the presence of at least one KKR-nominated director is required to have a quorum for the transaction of business by the board of directors, subject to certain exceptions, including meetings of a majority of disinterested directors to the extent that directors nominated by KKR are interested directors for the purpose of such meetings;

- there is no cumulative voting;

- the board of directors may issue "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- the board of directors may make, alter or repeal our bylaws;

- the forum for certain litigation against us is limited to Delaware; and

- stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder's notice.

KKR currently holds a majority of the voting power of our outstanding capital stock. Additional provisions in our governing documents will become effective on such date when KKR, Mr. Shea and their respective affiliates collectively cease to beneficially own, directly or indirectly, more than 50% of the voting power of our capital stock, which, among other things, provide that:

- stockholders may not call special meetings of stockholders or act by written consent;

- directors may only be removed from office with the affirmative vote of 66-^{2}/$_3$% of the voting power of our outstanding capital stock and, for so long as our board of directors remains classified, only for cause; and

- amending certain provisions of our certificate of incorporation and bylaws will be subject to super-majority voting thresholds.

Moreover, our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL and prevents us from engaging in a business combination with a person (excluding KKR, its affiliates, associates and certain other related parties and any person who acquires ownership of at least 15% of our common stock directly or indirectly from KKR) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless approval from our board of directors or stockholders is obtained prior to the acquisition.

In addition, our stockholders' agreement with KKR Dream Holdings LLC provides that so long as KKR owns at least 25% of our outstanding common stock, KKR's consent will be required for us to enter into any transaction or agreement that results in a change in control and for the termination, hiring or appointment of our chief executive officer.

Any provision of our certificate of incorporation, bylaws or stockholders' agreement that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on our behalf, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, officers or other employees to us or our stockholders, (3) any action, suit or proceeding asserting a claim against us or any current or former director, stockholder, officer or other employee of our company arising pursuant to any provision

of the DGCL, our certificate of incorporation or our bylaws, (4) any other action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery or (5) any action, suit or proceeding asserting a claim against us or any current or former director, stockholder, officer or other employee of our company governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware, except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination). This provision does not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies' organizational documents has been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such dispute, as well as resolving such action in other jurisdictions, all of which could harm our operating results.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

As part of our overall approach to integrated risk management, we have established an information security program that includes policies, processes, and organizations to assess, identify and manage risk from information security threats, including cybersecurity threats, and including risks related to third parties, such as partners, vendors, and suppliers. The program also includes an incident response plan that is designed to provide controls and procedures for responding to cybersecurity or other security incidents. We have established an Information Security team that is responsible for overseeing the program across the Company, including with respect to information, personnel, and facilities. The Information Security team is led by our Chief Information Security Officer, or CISO, who coordinates with other departments in areas such as facilities, physical security, operations, data protection, information technology, product development, finance, legal and compliance.

Regular assessments and reviews, through both internal and external experts, are conducted on OneStream information assets and networks, including systems, devices, applications, solutions and related computing resources, to evaluate potential risks and vulnerabilities, identify actions to be taken, and evaluate the effectiveness of our cybersecurity program. Risk management exercises occur regularly and in response to changes in Company

operations, risk landscape, and threat actor activities, using tabletop exercises, threat modeling, risk forecasting, and other techniques to monitor and evaluate the sufficiency of our policies, processes and controls. Internal assessments occur based on results from risk management exercises, changes in infrastructure, cybersecurity risks, threat actor activity, and in response to other internal or external events. External assessments are conducted by third-party assessors, consultants or auditors, as relevant, and occur regularly in order to maintain our certifications and accreditations with certain compliance regimes (for example, FedRAMP). Additionally, the Company utilizes third-party software, services and providers in our cybersecurity program in furtherance of our security processes such as endpoint security, threat intelligence, cloud security, and authentication services.

We also provide employees with policies and training in areas such as ethics, information security, social engineering, data protection, and compliance, and with regular updates on the cybersecurity program and potential threats.

We are aware of the risks associated with engaging third-party service providers and other third parties. We have implemented risk-based processes to oversee and manage these risks, including, where appropriate, contractual requirements to implement technical, administrative, cybersecurity, and physical measures to protect the security and confidentiality of OneStream information (including customer information), and to notify the Company promptly of relevant security incidents. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

We face a number of cybersecurity risks in connection with our business. To date, our business, operating results and financial condition have not been materially affected by cybersecurity incidents. For additional information, please refer to Item 1A. "Risk Factors" in this Annual Report on Form 10-K, including the risk factors under the section titled "Risk Factors—Risks Related to our Technology and Intellectual Property."

Governance

Management is responsible for the day-to-day management of risks we face, including risks related to cybersecurity. Primary responsibility for our cybersecurity program is assigned to our CISO, who joined OneStream in May 2017 and has served as our CISO since December 2020. He has over 28 years of cybersecurity experience in the commercial and government sectors and works directly with the Information Security team to oversee and implement our cybersecurity program, including the policies and processes described in "Risk Management and Strategy" above. Our CISO reports directly to our Chief Risk Officer, or CRO. The CISO and the CRO both participate in regular meetings of our Operations and Risk Committee, a management committee which monitors risks across the Company, including cybersecurity and other information security risks.

Our board of directors, which has overall responsibility for enterprise risk management, has delegated to our audit committee primary oversight of cybersecurity risks and the processes to manage them. The audit committee regularly reviews and discusses with our CISO, CRO, and other senior management our policies and processes designed to identify, monitor and address enterprise risks, including risks from cybersecurity threats and incidents. Material cybersecurity threat risks are also considered during board of directors and audit committee meeting discussions of matters like enterprise risk management, operational budgeting, business continuity planning, and other relevant matters. In addition, at least annually, our board of directors discusses our programs and policies related to cybersecurity and considers them from a risk management perspective and as part of OneStream's business strategy.

As our Information Security team monitors the security and effectiveness of our policies and processes, they also work to keep the CISO, CRO and other members of leadership informed of critical incidents, process updates, or other material details, in accordance with our internal reporting structure. Depending on the nature and severity of an incident, this reporting structure provides for escalating notification to our CEO and the board of directors.

Item 2. Properties.

Our corporate headquarters occupies approximately 23,500 square feet in Birmingham, Michigan under a lease that expires in 2032. In addition, we lease offices in cities across the United States and around the world, including in Australia, Europe and Singapore.

We believe that our current facilities are suitable and adequate to meet our immediate needs with the potential to accommodate expansion. We intend to add new facilities or expand our existing facilities as needed and we believe that suitable additional or substitute space will be available as needed.

Item 3. Legal Proceedings.

From time to time we are involved in various legal proceedings arising from the normal course of business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Our Common Stock

Our Class A common stock commenced trading on the Nasdaq Global Select Market under the symbol "OS" on July 24, 2024. Prior to this time, there was no public market for our Class A common stock. There is no established trading market for our Class B common stock, Class C common stock or Class D common stock.

Holders of Record

As of February 24, 2025, there were approximately five stockholders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. As of February 24, 2025, we also had 32 holders of record of our Class C common stock and 38 holders of record of our Class D common stock.

Dividend Policy

We have no current plans to pay dividends on our Class A common stock or Class D common stock. Holders of our Class B common stock or Class C common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution, or winding up of OneStream, Inc., with respect to their Class B common stock or Class C common stock. The declaration, amount, and payment of any future dividends on shares of Class A common stock or Class D common stock is at the sole discretion of our board of directors, and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

There were no unregistered equity securities sold from July 24, 2024 to December 31, 2024, and no material change in the expected use of the net proceeds from our IPO, other than as previously disclosed in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our other filings under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the S&P 500 Index and the S&P 500 Information Technology Index through December 31, 2024, assuming an initial investment of $100 at the market close on July 24, 2024, the date our stock commenced trading on the Nasdaq Global Select Market. Data for the S&P 500 Index and the S&P 500 Information Technology Index assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



COMPARISON OF CUMULATIVE TOTAL RETURN*
Among OneStream, Inc., the S&P 500 Index
and the S&P 500 Information Technology Index

	7/24/2024	7/31/2024	8/31/2024	9/30/2024	10/31/2024	11/30/2024	12/31/2024
OneStream, Inc.	100.00	103.72	115.46	126.26	109.94	111.32	106.22
S&P 500	100.00	101.22	103.67	105.89	104.93	111.09	108.44
S&P 500 Information Technology	100.00	97.91	99.14	101.61	100.62	105.31	106.52

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes appearing elsewhere in this report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Forward-Looking Statements" and "Risk Factors" for a discussion of forward-looking statements and important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

A discussion of changes in our results of operations from 2022 to 2023 and a discussion of our liquidity and capital resources for 2022 has been omitted from this report but may be found under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2022 and 2023" and "—Liquidity and Capital Resources—Cash Flows" included in the final prospectus for the IPO, dated July 23, 2024 and filed with the Securities and Exchange Commission, or the SEC, pursuant to Rule 424(b)(4) on July 24, 2024.

Overview

OneStream is modernizing and redefining the Office of the CFO through the Digital Finance Cloud, our AI-enabled and extensible software platform that unifies core financial functions and broader operational data and processes within a single platform. The Digital Finance Cloud empowers the Office of the CFO to form a comprehensive, dynamic and predictive view of the entire enterprise, providing corporate leaders the control, visibility and agility required to proactively adjust business strategy and day-to-day execution.

We generate the substantial majority of our revenue from the sale of access to our platform, either pursuant to SaaS contracts that we account for as subscription revenue or pursuant to perpetual or term-based software licenses that we account for as license revenue. Subscription revenue also includes cloud computing service fees and customer support and maintenance for software under our term-based and perpetual licenses. We refer to these revenue streams collectively as software revenue, which represented 94%, 92% and 88% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Software revenue is driven primarily by our number of customers, the number of users at each customer, the price of subscriptions and user licenses and renewal rates.

Since 2023, customers on SaaS contracts accounted for the majority of our total revenue and more than 90% of our new customers have been on SaaS contracts. Prior to the third quarter of 2020 when we introduced our current SaaS-based model, we sold access to our platform on a perpetual or term-based license basis. We expect revenue from SaaS contracts to contribute an increasing portion of total revenue over time, but we may continue to offer licenses to certain customers in limited circumstances, such as government agencies or large enterprises in heavily regulated industries. A majority of our SaaS contracts and term-based licenses have three-year terms, although terms currently range from less than one year up to ten years. Most of our contracts are non-cancellable. We had $1,103.9 million and $897.7 million in remaining performance obligations as of December 31, 2024 and 2023, respectively, consisting of both billed and unbilled consideration.

We also generate revenue from the sale of professional services, including consulting, implementation and configuration services and training, but we are increasingly leveraging our partners to provide these services. Professional services represented 6%, 8% and 12% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

We generate the majority of our total revenue from customers located in the United States; however, revenue generated from customers outside of the United States accounted for 32%, 30% and 27% of total revenue for the years ended December 31, 2024, 2023 and 2022, respectively, and we are focused on growing our international business.

Our target customers are large and medium-sized enterprises that we believe could benefit most from our unified platform, which validates and reconciles financial and operational data from multiple legacy products, applications and modules. Our sales and marketing organization engages with prospective customers across multiple in-person and virtual channels and provides them with user conferences, platform demonstrations, application guides, whitepapers, webinars, presentations and other content to accelerate their understanding of our platform and drive greater adoption.

We are highly focused on supporting our customers with the deployment, adoption and use of our platform through dedicated customer success managers.

In addition, we have a strong ecosystem of more than 300 go-to-market, implementation and development partners globally. Our partners serve as a significant source of lead generation and provide us with a network of trained and OneStream-certified implementation professionals. For example, we partner with boutique consulting firms and dedicated teams within larger consulting firms that have built their entire services practices around designing and implementing the OneStream platform for their clients. We also collaborate with global strategic consulting firms and global systems integrators, such as Accenture, IBM, KPMG and PwC, which introduce our platform to their clients as part of large-scale digital transformation projects as well as finance and business projects where our platform can help accelerate business initiatives and improve user experience. Our partnerships and relationships with global systems integrators have played an increasingly meaningful role in our recent growth and we expect that trend to continue. We intend to make additional investments in training and cultivating relationships with partners.

On top of our core solutions, we offer a growing number of OneStream- and third-party-developed applications through the OneStream Solution Exchange. These applications extend the value of our platform beyond core financial reporting and planning for the Office of the CFO out to the operational edge, powering workflows for a diverse set of business users, including finance, sales, marketing, operations, human resources and IT professionals. The OneStream Solution Exchange includes both applications available to our customers at no additional cost, as well as fee-based applications built by us or our partners.

Our business model centers on maximizing the lifetime value of a customer relationship. We recognize revenue from our SaaS contracts ratably over the term of the subscription period. We recognize the majority of the revenue from our term-based and perpetual licenses when our software is first made available to the customer or upon commencement of the license term, if later, and the remainder is attributable to maintenance and support fees recognized ratably over the contract term. In general, customer acquisition costs and other up-front costs associated with acquiring new customers are much higher in the first year of the contract, though sales commissions for SaaS agreements and sales commissions allocated to customer maintenance and support for licensed software are amortized over a five-year period. Over the lifetime of the customer relationship, we also incur sales and marketing costs related to upselling and expanding the number of users accessing our platform. However, these costs, as a percentage of revenue, are significantly less than those initially incurred to acquire the customer. As a result, the profitability of a customer to our business in any particular period depends in part on how long a customer has been a subscriber and the degree to which it has expanded the number of users of our platform.

We are focused on our long-term revenue potential. We believe that our market opportunity is large, and we will continue to invest significantly in scaling across organizational functions to grow our operations, both domestically and internationally. Our continued growth will depend, in part, on our ability to grow a productive workforce across all departments of our organization to support our expanding operations, and, in part, on our ability to successfully introduce new and enhanced core solutions and applications on our platform. We therefore intend to continue to invest efficiently in growing our business to take advantage of our expansive market opportunity, while remaining focused on positive cash flow.

Recent Developments

Initial Public Offering

On July 23, 2024, our registration statement on Form S-1 (File No. 333-280573) related to our IPO was declared effective by the SEC, and our Class A common stock began trading on the Nasdaq Global Select Market, or the Nasdaq, under the ticker symbol "OS" on July 24, 2024. Our IPO was completed on July 25, 2024. For additional information, see Note 1, "Organization and Description of Business" to our audited consolidated financial statements included in Part II, Item 8 of this report.

Reorganization Transactions

The results of operations discussed in this report include those of OneStream Software LLC prior to the completion of the Reorganization Transactions and that of OneStream, Inc., including OneStream Software LLC, following the completion of the Reorganization Transactions. As a result, the consolidated financial data may not give you an accurate indication of what our actual results would have been if the Reorganization Transactions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. For additional information, see Note 1, "Organization and Description of Business" to our audited consolidated financial statements included in Part II, Item 8 of this report.

Secondary Offering

In November 2024, we and certain selling stockholders completed a secondary offering of 17,250,000 shares of Class A common stock, inclusive of the underwriters' exercise in full of their option to purchase additional shares of Class A common stock, at a public offering price of $31.00 per share, net of underwriting discounts and commissions. We paid the offering expenses associated with the sale of shares by the selling stockholders, excluding underwriting discounts and commissions. All of the net proceeds to us from the offering were used to purchase issued and outstanding LLC Units (and purchase and cancel an equal number of shares of Class C common stock) from KKR Dream Holdings LLC as part of a non-dilutive "synthetic secondary" transaction. We did not retain any of the proceeds from the sale of shares in the offering.

Exchanges and Redemptions of LLC Units

In December 2024, separate from the exchanges and redemptions completed in connection with the Secondary Offering, certain Continuing Members redeemed 2,840,662 LLC Units, along with their corresponding shares of Class C common stock, in exchange for an equal number of shares of Class D common stock, which were all subsequently converted into Class A common stock. Simultaneously, and in connection with these exchanges and redemptions, the exchanged shares of Class C common stock were cancelled.

Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. See the section titled "Risk Factors." If we are unable to address these challenges, our business and operating results could be adversely affected.

Acquiring New Customers

The most significant driver of our year-over-year software revenue growth is the signing of new customers in the preceding 12 months. Our results of operations and growth depends in part on our ability to attract new customers and we believe there is a significant opportunity to grow our customer base. We primarily rely on our marketing efforts, direct sales force and go-to-market partners to attract new customers. Our ability to achieve significant revenue growth in the future will be dependent on our ability to effectively attract, retain and train sales personnel, both domestically and internationally, particularly with experience selling to larger enterprises. Growing, educating and nurturing our partner ecosystem is also critical to our customer acquisition as we increasingly rely on partners to support the implementation of our platform and delivery of our applications. We believe a productive partner

ecosystem accelerates the adoption of our platform and enables more efficient implementation. We intend to continue to invest in expanding our partnership ecosystem and in enhanced education and training for our existing partners.

Customer Success

Our ability to drive growth and generate incremental revenue depends heavily on our ability to retain our customers and increase their use cases and number of users of our platform. Our goal is 100% customer success and it drives everything we do. In addition, many of our customers serve as references for potential new customers, driving future revenue growth. We allocate our customer success and customer support resources to align with maximizing the retention and expansion of our subscription revenue. We also leverage our network of implementation partners that provide trained and OneStream-certified implementation professionals to drive customer success.

Expansion Within Our Existing Customer Base

Many of our customers initially deploy our platform for specific use cases and users, often within the finance organization. Our initial contract values, which tend to be high relative to many in our industry, reflect the comprehensive nature of our platform and the fact that its deployment allows customers to replace multiple legacy systems. Once customers realize the benefits and wide applicability of our platform, they typically phase in implementation of additional core solutions and applications for new use cases and additional users, including those outside the finance organization. As our customer base continues to expand, every successful adopter of our platform is an opportunity to add more use cases and users and generate incremental revenue. We therefore continue to invest in our customer success efforts to help our customers realize the full potential of our platform and thereby expand the use cases and number of users of our platform over time.

In particular, customer relationships with large enterprises lead to scale and operating leverage in our business model. Compared with smaller customers, large enterprise customers present a greater opportunity for us to expand the number of users on our platform because these customers have larger budgets, a wider range of potential use cases and greater potential for migrating new workloads to our platform over time.

International Expansion

Revenue generated from customers outside of the United States accounted for 32%, 30% and 27% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. In addition to our offices and customers throughout the United States, we maintain offices in Australia, Europe and Singapore, and our customers are located in approximately 45 countries. We believe there is a significant opportunity to grow our international business and plan to continue to invest in personnel, office space, marketing and data center capacity to support our international growth.

Innovating and Advancing Our Platform

We intend to continue to invest in our research and development to expand and enhance our platform's features and capabilities to drive further adoption, both within the Office of the CFO and by users outside the finance organization. We intend to continue to enhance our platform's performance, functionality and user experience by expanding its core solutions, developing new applications and growing the OneStream Solution Exchange to maintain and extend our technology leadership. We also remain focused on investing in AI-enabled forecasting and automation solutions, building on the development of our first machine learning-powered application in 2017, the introduction of our predictive financial signaling core solution and transaction matching application in 2019 and the commercial release of our first AI-enabled application, Sensible ML, in 2022.

Mix of Subscription Revenue and License Revenue

Our total revenue is affected by changes in the mix of our subscription revenue and license revenue. For the year ended December 31, 2024, subscription revenue and license revenue represented 87% and 6% of our total revenue, respectively, compared to 81% and 11%, respectively, for the year ended December 31, 2023 and 70% and 18%, respectively, for the year ended December 31, 2022. We generate the substantial majority of our revenue from the sale of access to our platform, primarily pursuant to SaaS contracts that we account for as subscription revenue.

SaaS contracts have made up more than 90% of our new customer contracts since 2023. In addition to SaaS contracts, subscription revenue also includes cloud computing service fees and customer support and maintenance for software under our term-based and perpetual licenses. We recognize revenue from our SaaS contracts, customer support and software maintenance ratably over the contract term. Before we introduced our SaaS-based model in 2020, we sold access to our platform under term-based or perpetual licenses, which we account for as license revenue. We recognize license revenue when our software is first made available to the customer or upon commencement of the license term, if later. For additional information about the components of our subscription revenue and license revenue, see the sections titled "—Components of Results of Operations—Subscription Revenue" and "—License Revenue."

Equity-Based Compensation Expense

In connection with the Reorganization Transactions, we amended outstanding common unit options granted under the 2019 Common Unit Option Plan, or the 2019 Plan, to remove a forfeiture provision, which we refer to as the Option Modification. Prior to the IPO, we had not recognized equity-based compensation expense for these outstanding options because they were subject to such forfeiture provision. Upon completion of the Reorganization Transactions, we recognized equity-based compensation expense for the options granted under the 2019 Plan that had vested prior to that date, and, through the end of 2024, we continued to recognize equity-based compensation expense for the options that have continued to vest. For additional information, see Note 11, "Equity-Based Compensation" to our audited consolidated financial statements included in Part II, Item 8 of this report.

Key Metrics

We monitor the key business metrics set forth in the table below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

	As of December 31,		
	2024	**2023**	**2022**
Annual recurring revenue (in millions)	$ 568.1	$ 460.4	$ 335.9
Year-over-year growth	23%	37%	50%
Total customers	1,601	1,388	1,148

Annual Recurring Revenue

We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire new customers and to maintain and expand our relationship with existing customers. We define ARR as contractually committed annual recurring revenue, which we calculate as annualized software revenue, as of a measurement date, that will be recognized from a contract assuming any contract expiring in the next 12 months is renewed at the rate prevailing in the final month of the contract. If, however, we determine that a contract will be cancelled or reduced, we exclude the cancelled or reduced contract from our calculation of ARR. Our calculation of ARR does not give effect to the impact of any anticipated future price increases. With respect to software revenue from customers with perpetual licenses, only the associated annual maintenance fees are included in our calculation of ARR.

ARR does not have a standardized meaning and therefore may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations computed or disclosed in accordance with GAAP and is not intended to be combined with or to replace any of those items. Specifically, the manner in which we define ARR has the effect of normalizing the impact of revenue recognition for term-based license agreements. ARR is calculated based upon annualized contract value and not actual GAAP revenue. For perpetual and term-based licenses, we recognize the majority of the total contract value upon delivery, with the remainder attributable to maintenance and support fees that are recognized ratably over the contract term. Annualizing actual GAAP revenue for any particular period could result in a meaningful difference from our ARR calculation, particularly when we are experiencing increases or decreases in the mix of multi-year term-based licenses. In addition, under certain SaaS contracts, customers may contractually increase the number of users over time, particularly for larger or more complex deployments. For such contracts, the amount of revenue recognized may be lower than ARR as ARR reflects the annualized software revenue, as of a measurement date, that will be recognized assuming any contract expiring in the next 12 months is renewed at the rate prevailing in

the final month of the contract, and therefore revenue may grow more slowly than ARR. ARR is not a forecast and the active contracts at the date used in calculating ARR may or may not be extended by our customers. Our ARR growth is also subject to foreign currency risk. Changes in foreign currency exchange rates can result in fluctuations in our ARR balances and impact our year-over-year ARR growth.

Total Customers

We believe that our ability to expand our customer base is an indicator of our market penetration, the growth of our business and future revenue. We define a customer as an entity with an active contract as of the measurement date. Organizations with multiple divisions, segments or subsidiaries may be counted as multiple customers. For the years ended December 31, 2024, 2023 and 2022, none of our customers accounted for more than 5% of our total revenue.

Components of Results of Operations

Revenues

We generate the substantial majority of our revenue from the sale of access to our platform, either pursuant to SaaS contracts that we account for as subscription revenue or pursuant to perpetual or term-based software licenses that we account for as license revenue. Subscription revenue also includes cloud computing service fees and maintenance and support related to software licenses. We also generate revenue from the sale of professional services, including consulting, implementation and configuration services and training, but we are increasingly leveraging our partners to provide these services.

Subscription Revenue

Subscription revenue is driven primarily by the number of customers, the number of users at each customer, the price of subscriptions and renewal rates. Subscription revenue consists of revenue from SaaS contracts, cloud computing service fees and post-contract customer support, or PCS.

SaaS arrangements with customers provide the customer with continuous access to our hosted platform over the contractual period. SaaS revenue is recognized ratably over the contract term beginning on the date access to the platform is provided, consistent with the transfer of control of the SaaS subscription to the customer.

Cloud computing service fees are paid by those customers who choose to install and access their licensed software on a month-to-month subscription to a cloud hosting service offered by us, rather than manage it themselves. Our performance obligation is to provide cloud computing services on a consumption basis during the contract term and the consideration received is based on customer consumption. We invoice for cloud computing services on a monthly basis as the service is utilized.

PCS includes unspecified technical enhancements, customer support and maintenance for licensed software. We recognize revenue from PCS ratably over the contractual term of the arrangement, consistent with the pattern of benefit to the customer, beginning on the date the service is made available to the customer.

License Revenue

License revenue is driven primarily by the number of customers, the number of users at each customer, the price of user licenses and renewal rates. License revenue consists of license revenue from both our term-based and perpetual software licenses (collectively referred to as licensed software). We satisfy our performance obligation and recognize revenue for licensed software at the point in time when the customer is able to use and benefit from the software, which is generally when it is first made available to the customer or upon commencement of the license term, if later. The typical length of a customer contract for term-based licensed software is three years and customers are generally invoiced in equal annual installments at the beginning of each year within the contractual period.

Professional Services and Other Revenue

Professional services and other revenue consist of fees associated with implementation and consulting services and training. Professional services do not result in significant customization of the software and are considered distinct. A substantial majority of the professional service contracts are provided on a time and materials basis, and we recognize the related revenue as the service hours are performed. For time and materials projects, we invoice for services as the work is incurred. Each phase of a customer implementation generally takes one to six months to complete, depending on the scope of engagement, and most customers complete several phases of implementation to fully leverage our platform and expand its use throughout their organizations. Professional services revenue can fluctuate quarter over quarter as a result of project milestones in our contract arrangements and how they match up to customers' implementation projects timeline, as well as the extent to which we leverage our partners to provide these services.

Cost of Revenues

Cost of Subscription Revenue

Cost of subscription revenue consists of costs related to cloud computing services and supporting our customers. These expenses primarily consist of third-party direct server and cloud storage costs and employee compensation costs related to providing product support.

Cost of Professional Services and Other Revenue

Cost of professional services and other revenue primarily consists of expenses directly related to the implementation of our software and costs to train our customers and partners. These expenses primarily consist of employee compensation costs related to implementation and training services. We expect our cost of professional services and other revenue to fluctuate as we continue to invest in our growth, but we expect it to decrease as a percentage of revenue due to our software revenue growth and our strategy of leveraging our growing partner network to provide implementation services. The cost of providing professional services has historically been higher than the associated revenue we generate, as we use professional services to help drive customer success and build our ecosystem of trained partners and customers.

Gross Profit and Gross Margin; Software Gross Profit and Software Gross Margin

Gross profit equals revenue less cost of revenue, and gross profit as a percentage of total revenue is referred to as gross margin. Our software gross profit, which equals our software revenue less subscription costs, was $347.0 million, $269.3 million and $198.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our gross margin was 63%, 69% and 67% for the years ended December 31, 2024, 2023 and 2022, respectively, while our software gross margin, which is our software gross profit as a percentage of software revenue, was 75%, 78% and 81% for the years ended December 31, 2024, 2023 and 2022, respectively. Gross margin and software gross margin have been and will continue to be affected by various factors, including the mix between revenue from SaaS contracts and term-based licenses, the timing of our acquisition of new customers and the renewal of and expansion of sales to existing customers, support and maintenance, the costs associated with operating our platform, the extent to which we expand our customer support team, the recognition of equity-based compensation and the extent to which we can increase the efficiency of our technology and infrastructure through technological improvements. In addition, we have benefited from a hybrid approach where we have evolved our cloud computing contracts and model to enable more flexibility with our cost structure and improved efficiency of our offering. We expect our gross profit and software gross profit to increase in absolute dollars as total revenue and software revenue increases.

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of salaries, sales commissions, benefits, bonuses and equity-based compensation. Operating expenses also include allocated overhead costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs associated with our sales and marketing staff, including salaries, benefits, amortization of deferred commissions, variable compensation and equity-based compensation. Sales and marketing expenses also include advertising costs and promotional materials and events, including our bi-annual OneStream Splash Global User Conferences, travel and entertainment, operating lease costs and related office expenses, outside services contracted for sales and marketing purposes, software and other subscriptions and dues and allocated overhead. We plan to increase our investment in sales and marketing over the foreseeable future as we continue to grow our business, primarily driven by increased headcount and increased spending on promotional events and product-marketing efforts. However, we expect our sales and marketing expenses to decrease as a percentage of our total revenue over time as we benefit from scale in our business, although they may fluctuate as a percentage of our total revenue from period to period.

Research and Development

Research and development expenses consist primarily of personnel-related expenses associated with our research and development staff, including salaries, benefits, variable compensation and equity-based compensation. Research and development expenses also include outside services, cloud hosting and computing costs dedicated for use by our research and development functions, operating lease costs and related office expenses, software and other subscriptions and dues and allocated overhead. We have invested, and intend to continue to invest, in developing technology to support our growth. We plan to increase our investment in research and development over the foreseeable future as we continue to grow our business, both on an absolute basis and as a percentage of our total revenue. This expected increase in research and development expenses is primarily driven by a focus on further developing our platform, although our research and development expenses may fluctuate as a percentage of our total revenue from period to period.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs associated with our executive, finance, legal, human resources and other support personnel, including salaries, benefits, equity-based compensation and variable compensation. General and administrative expenses also include outside services, software and other subscriptions and dues dedicated for use by our general administrative functions, operating lease costs and related office expenses, travel and entertainment, other corporate expenses and allocated overhead.

We are incurring additional expenses as a result of operating as a public company and our Up-C structure, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations and professional services. We expect that our general and administrative expenses will increase as our business grows but will decrease as a percentage of our total revenue over time as we benefit from scale in our business, although they may fluctuate as a percentage of our total revenue from period to period.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods presented:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Revenues:			
Subscription	$ 428,150	$ 302,923	$ 195,074
License	31,779	40,518	50,450
Professional services and other	29,478	31,480	33,800
Total revenue	489,407	374,921	279,324
Cost of revenues:			
Subscription[1]	112,914	74,146	47,556
Professional services and other[1]	66,415	40,356	44,954
Total cost of revenue	179,329	114,502	92,510
Gross profit	310,078	260,419	186,814
Operating expenses:			
Sales and marketing[1]	328,843	175,795	153,283
Research and development[1],[2]	156,812	55,289	43,132
General and administrative[1]	143,951	59,847	49,684
Total operating expenses	629,606	290,931	246,099
Loss from operations	(319,528)	(30,512)	(59,285)
Interest income (expense), net	14,248	4,062	(53)
Other income (expense), net	498	(1,065)	(5,469)
Loss before income taxes	(304,782)	(27,515)	(64,807)
Provision for income taxes	1,877	1,416	659
Net loss	$ (306,659)	$ (28,931)	$ (65,466)
Less: Net loss attributable to non-controlling interests	(90,458)	—	—
Net loss attributable to OneStream, Inc.	$ (216,201)	$ (28,931)	$ (65,466)

(1)   Includes equity-based compensation expense as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Cost of subscription	$ 5,939	$ —	$ —
Cost of professional services and other	24,871	15	78
Sales and marketing	135,215	3,938	2,847
Research and development	77,926	518	812
General and administrative	72,446	3,799	4,526
Total equity-based compensation	$ 316,397	$ 8,270	$ 8,263

(2)   Amounts include certain expenses incurred with related parties. See Note 14 to our audited consolidated financial statements included in Part II, Item 8 in this report.

The following table presents the components of our results of operations for the periods presented as a percentage of total revenue:

	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Subscription	87%	81%	70%
License	6	11	18
Professional services and other	6	8	12
Total revenue	100	100	100
Cost of revenues:			
Subscription	23	20	17
Professional services and other	14	11	16
Total cost of revenue	37	31	33
Gross margin	63	69	67
Operating expenses:			
Sales and marketing	67	47	55
Research and development	32	15	15
General and administrative	29	16	18
Total operating expenses	129	78	88
Loss from operations	(65)	(8)	(21)
Interest income (expense), net	3	1	—
Other income (expense), net	—	—	(2)
Loss before income taxes	(62)	(7)	(23)
Provision for income taxes	—	1	—
Net loss	(63)%	(8)%	(23)%
Less: Net loss attributable to non-controlling interests	(18)	—	—
Net loss attributable to OneStream, Inc.	(44)%	(8)%	(23)%

---

*   Totals of percentages may not sum due to rounding.

Comparison of the Years Ended December 31, 2024 and 2023

Revenues

	Year Ended December 31,		% Change
	2024	2023	
	(in thousands)		
Subscription	$ 428,150	$ 302,923	41%
License	31,779	40,518	(22)
Professional services and other	29,478	31,480	(6)
Total revenue	$ 489,407	$ 374,921	31

Total revenue was $489.4 million for the year ended December 31, 2024 compared to $374.9 million for the year ended December 31, 2023, an increase of $114.5 million, or 31%.

Subscription revenue was $428.2 million, or 87% of total revenue, for the year ended December 31, 2024 compared to $302.9 million, or 81% of total revenue, for the year ended December 31, 2023. The increase of $125.2 million, or 41%, in subscription revenue was primarily driven by the acquisition of new customers and existing customers expanding their use of our platform.

License revenue was $31.8 million, or 6% of total revenue, for the year ended December 31, 2024 compared to $40.5 million, or 11% of total revenue, for the year ended December 31, 2023. The decrease of $8.7 million, or 22%, in license revenue was primarily driven by our continued shift to a SaaS-based model from our license-based model. We generated the majority of our revenue for the years ended December 31, 2024 and 2023 from customers on SaaS contracts, and we expect revenue from our SaaS contracts to make up an increasing portion of our total revenue over time.

Professional services and other revenue was $29.5 million, or 6% of total revenue, for the year ended December 31, 2024 compared to $31.5 million, or 8% of total revenue, for the year ended December 31, 2023. The decrease of $2.0 million, or 6%, was primarily driven by our strategy of leveraging our growing partner network to provide implementation services and timing of our customers' implementation projects.

Cost of Revenues

	Year Ended December 31,		% Change
	2024	2023	
	(in thousands)		
Subscription	$ 112,914	$ 74,146	52%
Professional services and other	66,415	40,356	65
Total cost of revenue	$ 179,329	$ 114,502	57

Total cost of revenue was $179.3 million for the year ended December 31, 2024 compared to $114.5 million for the year ended December 31, 2023, an increase of $64.8 million, or 57%.

Cost of subscription revenue was $112.9 million for the year ended December 31, 2024 compared to $74.1 million for the year ended December 31, 2023, an increase of $38.8 million, or 52%. The increase in cost of subscription revenue was primarily due to an increase in third-party direct server and cloud storage costs of $26.5 million to accommodate higher customer demand, an increase in employee compensation costs of $9.3 million, driven by equity-based compensation expense of $5.9 million, primarily related to the Option Modification and higher headcount, and an increase in outside services and subscriptions of $2.6 million.

Cost of professional services and other revenue was $66.4 million for the year ended December 31, 2024 compared to $40.4 million for the year ended December 31, 2023, an increase of $26.1 million, or 65%. The increase in cost of professional services and other revenue was primarily due to an increase in employee compensation costs of $25.2 million, driven by equity-based compensation expense of $24.9 million, primarily related to the Option Modification.

Gross Profit and Gross Margin

	Year Ended December 31,		% Change
	2024	2023	
	(dollars in thousands)		
Software gross profit	$ 347,015	$ 269,295	29%
Professional services and other gross loss	(36,937)	(8,876)	NM
Total gross profit	$ 310,078	$ 260,419	19
Software gross margin	75%	78%	
Professional services and other gross margin	(125)	(28)	
Total gross margin	63	69	

NM = Not Meaningful.

Gross profit was $310.1 million for the year ended December 31, 2024 compared to $260.4 million for the year ended December 31, 2023, an increase of $49.7 million, or 19%. The increase in gross profit was primarily the result of the acquisition of new customers and existing customers expanding their use of our platform, partially offset by an increase in equity-based compensation expense of $30.8 million, primarily related to the Option Modification.

Gross margin was 63% for the year ended December 31, 2024 compared to 69% for the year ended December 31, 2023. The decrease in gross margin was primarily driven by the increase in equity-based compensation expense related to the Option Modification and sales mix.

Operating Expenses

	Year Ended December 31,		% Change
	2024	2023	
	(dollars in thousands)		
Operating expenses:			
Sales and marketing	$ 328,843	$ 175,795	NM
Research and development	156,812	55,289	NM
General and administrative	143,951	59,847	NM
Total operating expenses	$ 629,606	$ 290,931	NM
Percentage of total revenue:			
Sales and marketing	67%	47%	
Research and development	32	15	
General and administrative expenses	29	16	

NM = Not Meaningful.

Sales and Marketing

Sales and marketing expenses were $328.8 million for the year ended December 31, 2024 compared to $175.8 million for the year ended December 31, 2023, an increase of $153.0 million. The increase was primarily driven by an increase in employee compensation costs of $140.4 million, related to higher equity-based compensation expense of $131.3 million, primarily related to the Option Modification, and higher headcount, and increases in outside services and software subscriptions of $11.4 million.

Research and Development

Research and development expenses were $156.8 million for the year ended December 31, 2024 compared to $55.3 million for the year ended December 31, 2023, an increase of $101.5 million. The increase was primarily driven by an increase in employee compensation costs of $95.6 million, related to higher equity-based compensation expense of $77.4 million, primarily related to the Option Modification, and higher headcount, and increases in outside services and software subscriptions of $2.4 million.

General and Administrative

General and administrative expenses were $144.0 million for the year ended December 31, 2024 compared to $59.8 million for the year ended December 31, 2023, an increase of $84.1 million. The increase was primarily driven by an increase in employee compensation costs of $77.2 million related to higher equity-based compensation expense of $68.6 million, primarily related to the Option Modification, and higher headcount, non-capitalizable IPO-related costs incurred in 2024 of $5.4 million and costs related to the Secondary Offering of $1.3 million.

Other Income and Expenses

Interest Income, Net

	Year Ended December 31,		% Change
	2024	2023	
	(in thousands)		
Interest income, net	$ 14,248	$ 4,062	NM

NM = Not Meaningful.

Interest income, net was $14.2 million for the year ended December 31, 2024 compared to $4.1 million for the year ended December 31, 2023, an increase of $10.2 million. The increase in interest income, net was due to higher average cash and cash equivalent balances.

Other Income (Expense), Net

	Year Ended December 31,		% Change
	2024	2023	
	(in thousands)		
Other income (expense), net	$ 498	$ (1,065)	NM

_____

NM = Not Meaningful.

Other income, net was $0.5 million for the year ended December 31, 2024 compared to other expense, net of $1.1 million for the year ended December 31, 2023. Other income, net of $0.5 million for the year ended December 31, 2024 consists primarily of the gain on remeasurement of the previously held equity interest in DataSense of $2.4 million, partially offset by losses from foreign currency translation. Other expense, net of $1.1 million for the year ended December 31, 2023 consists primarily of $3.0 million of previously capitalized deferred costs associated with our prior IPO process that were impaired in the first quarter of 2023, partially offset by gains on marketable equity securities of $1.2 million and gains from foreign currency translation.

Provision for Income Taxes

	Year Ended December 31,		% Change
	2024	2023	
	(in thousands)		
Provision for income taxes	$ 1,877	$ 1,416	33%

Provision for income taxes was $1.9 million for the year ended December 31, 2024 compared to $1.4 million for the year ended December 31, 2023, an increase of $0.5 million, or 33%. Provision for income taxes consists primarily of current income taxes in foreign and state jurisdictions.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe that non-GAAP operating loss and free cash flow, the non-GAAP financial measures presented in this report, provide users of our financial information with additional useful information in evaluating our performance and liquidity and allows them to more readily compare our results across periods without the effect of non-cash items and other items as detailed below. Additionally, our management and board of directors use our non-GAAP financial measures to evaluate our performance and liquidity, identify trends and make strategic decisions.

There are limitations to the use of the non-GAAP financial measures presented in this report. For example, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. Our non-GAAP financial measures should not be considered in isolation or as alternatives to loss from operations, net cash provided by (used in) operating activities or any other measure of financial performance calculated and presented in accordance with GAAP.

Non-GAAP Operating Income (Loss)

We define non-GAAP operating income (loss) as loss from operations adjusted for non-cash, non-operational and non-recurring items, including equity-based compensation expense, employer taxes on employee stock transactions, Secondary Offering costs and amortization of acquired intangible assets.

The principal limitation of non-GAAP operating income (loss) is that it excludes significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements, including equity-based

compensation expense, employer taxes on employee stock transactions, Secondary Offering costs and amortization of acquired intangible assets, that we do not consider to be indicative of our ongoing core operations.

The following table provides a reconciliation of non-GAAP operating income (loss) to the most directly comparable GAAP financial measure for the periods presented:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Loss from operations	$ (319,528)	$ (30,512)	$ (59,285)
Equity-based compensation expense	316,397	8,270	8,263
Employer taxes on employee stock transactions	2,297	—	—
Secondary Offering costs	1,325	—	—
Amortization of acquired intangible assets	733	—	—
Non-GAAP operating income (loss)	$ 1,224	$ (22,242)	$ (51,022)

Free Cash Flow

We define free cash flow as net cash provided by (used in) operating activities less purchases of property and equipment.

The principal limitations of free cash flow are that it does not reflect our future capital commitments and it does not represent the total increase or decrease in our cash balance for a given period.

The following table provides a reconciliation of free cash flow to the most directly comparable GAAP financial measure for the periods presented:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Net cash provided by (used in) operating activities	$ 61,152	$ 21,265	$ (32,941)
Purchases of property and equipment	(2,618)	(2,589)	(4,976)
Free cash flow	58,534	18,676	(37,917)
Net cash (used in) provided by investing activities	$ (10,212)	$ 84,750	$ 34,877
Net cash provided by (used in) financing activities	$ 376,453	$ (3,845)	$ 1,475

Liquidity and Capital Resources

Sources and Uses of Funds

Since inception we have financed operations primarily through the sale of equity securities and payments received from our customers. As of December 31, 2024, our principal sources of liquidity were cash and cash equivalents of $544.2 million, which were held primarily for working capital purposes, and the undrawn portion of our credit facility of $150.0 million. Our cash and cash equivalents consisted of money market funds and bank deposits. We believe our existing cash and cash equivalents and available borrowings under our credit facility will be sufficient to meet our projected operating requirements and known contractual obligations for at least the next 12 months.

A substantial source of our cash is from our deferred revenue, as we generally invoice customers in equal annual installments at the beginning of each year within the contractual period. Deferred revenue, which is included on our consolidated balance sheets as a liability, consists of the unearned portion of billed fees for our subscriptions, which we recognize as revenue as our performance obligations are satisfied in accordance with our revenue recognition policy. As of December 31, 2024, we had deferred revenue of $243.8 million, of which $239.3 million is recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

Our future capital requirements will depend on many factors, including our pace of growth, subscription renewal rates, the timing and extent of spend to support research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced platform offerings and the continuing market acceptance of the platform. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, services, technologies or intellectual property rights. We may be required to seek additional equity or debt financing. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Credit Facility

In January 2020, we entered into a credit facility that allowed us to incur up to $50.0 million aggregate principal amount of revolver borrowings. In October 2023, we amended and restated our credit facility to, among other things, increase the borrowing capacity to $150.0 million and extend the revolving credit maturity date to October 27, 2028. As of December 31, 2024, we had no borrowings outstanding under our credit facility.

Under the terms of the credit facility, we have the option to borrow funds as either a secured overnight financing rate, or SOFR, loan or an alternate base rate, or ABR, loan. Any advances drawn on the credit facility incur interest at an annual rate equal to the SOFR plus 250 basis points for SOFR loans or the ABR plus 150 basis points for ABR loans. The ABR is based on a rate per year equal to the greatest of (1) the prime rate, (b) the Federal Reserve Bank of New York rate plus 0.5% and (c) an adjusted term SOFR rate determined on the basis of a one-month interest period plus 1%. Any undrawn portion of the credit facility is subject to a fee of 0.25% per year.

The credit facility is secured by substantially all our assets and contains certain negative and affirmative covenants, including financial covenants and covenants relating to the incurrence of other indebtedness, the occurrence of a material adverse change, the disposition of assets, mergers, acquisitions and investments, the granting of liens and the payment of dividends. We must also not permit the ratio of our indebtedness to total recurring revenue for the most recent trailing four quarters to exceed 0.50 to 1.00, and we are required to maintain $50.0 million in liquidity. We were in compliance with the covenants contained in the agreement as of December 31, 2024.

Tax Receivable Agreement

Under the TRA, we are generally required to pay cash to the TRA Members, which include KKR and other Continuing Members and certain Former Members, in the amount of 85% of the applicable savings, if any, in income tax that we realize, or that we are deemed to realize, as a result of (1) certain tax attributes that are created as a result of the exchanges or redemptions of their LLC Units (calculated under certain assumptions), (2) any net operating losses available to us as a result of the Blocker Mergers, (3) tax benefits related to imputed interest and (4) payments under such TRA. We will continue to be required to make such payments to the TRA Members even after they have exchanged or redeemed all of their LLC Units.

The payment obligations under the TRA are obligations of OneStream, Inc. and not of OneStream Software LLC. We expect that the payments that we will be required to make to the TRA Members will be substantial.

Any payments made by us to the TRA Members will generally reduce the amount of overall cash flow that might have otherwise been available to us or to OneStream Software LLC and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us.

Our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, deterring or preventing certain mergers, asset sales, other forms of business combination or other changes of control. We might need to incur debt to finance payments under the TRA to the extent our cash resources are insufficient and there can be no assurance that we will be able to finance our obligations under the TRA.

Cash Flows

The following table summarizes our cash flow activities for the periods presented:

	Year Ended December 31,					
	2024		2023		2022	
	(in thousands)					
Net cash provided by (used in) operating activities	$	61,152	$	21,265	$	(32,941)
Net cash (used in) provided by investing activities		(10,212)		84,750		34,877
Net cash provided by (used in) financing activities		376,453		(3,845)		1,475

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 of $61.2 million was the result of a net loss of $306.7 million and other noncash operating activities of $1.0 million, which were more than offset by noncash charges for equity-based compensation of $316.4 million, amortization of deferred commissions of $20.4 million, depreciation and amortization of $3.7 million and noncash operating lease expense of $2.9 million. Changes in working capital were favorable to cash flows from operating activities by $25.4 million primarily due to an increase in deferred revenue of $61.2 million and an increase in accounts payable of $16.5 million due to timing of payments to vendors, partially offset by an increase in deferred commissions of $27.1 million related to an increase in software sales, an increase in accounts receivable, net of $13.4 million, an increase in prepaid expenses and other assets of $9.3 million and a decrease in accrued and other liabilities of $2.6 million.

Net cash provided by operating activities for the year ended December 31, 2023 of $21.3 million was primarily due to a net loss of $28.9 million, which was offset by noncash charges for amortization of deferred commissions of $17.0 million, equity-based compensation of $8.3 million, depreciation and amortization of $2.9 million, noncash operating lease expense of $2.4 million, and other noncash operating activities of $3.2 million. Changes in working capital were favorable to cash flows from operating activities by $16.4 million primarily due to an increase in deferred revenue of $66.2 million due to increased customer billings, and an increase in accrued and other liabilities of $9.8 million, partially offset by an increase in deferred commissions of $26.4 million related to an increase in software sales, an increase in accounts receivable, net of $11.7 million, a decrease in accounts payable of $11.6 million and an increase in prepaid expenses and other assets of $9.9 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 of $10.2 million consisted of net cash used to acquire DataSense LLC of $7.6 million and purchases of property and equipment of $2.6 million, primarily related to leasehold improvements to support our expanding footprint.

Net cash provided by investing activities for the year ended December 31, 2023 of $84.8 million consisted of proceeds from the sale of marketable securities of $87.3 million, which was partially offset by purchases of property and equipment of $2.6 million, primarily related to leasehold improvements to support our expanding footprint and capitalized software costs.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024 of $376.5 million consisted of $409.6 million in net proceeds from the IPO, $206.7 million in proceeds from the Secondary Offering and proceeds from option exercises of $29.0 million, partially offset by $263.4 million of cash used for the repurchase of LLC Units in the IPO Synthetic Secondary and Secondary Offering Synthetic Secondary and $5.4 million of payments of deferred offering costs.

Net cash used in financing activities for the year ended December 31, 2023 of $3.8 million consisted primarily of $3.5 million of repayments of borrowings on our credit facility and payments of deferred financing costs of $0.5 million in connection with the amendment of our credit facility, partially offset by $0.2 million in proceeds from the exercise of common unit options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2024:

	Total	2025	2026 and 2027	2028 and 2029	2030 and thereafter
			(in thousands)		
Operating lease obligations	$ 21,813	$ 4,149	$ 6,312	$ 4,840	$ 6,512
Purchase obligations	29,516	22,780	6,629	107	—
Total	$ 51,329	$ 26,929	$ 12,941	$ 4,947	$ 6,512

Payments Due by Period

In addition to the contractual obligations included in the table above, in 2022 we entered into a five-year commercial agreement with a vendor pursuant to which we have committed to purchase $300.0 million of data center, cloud and IT services with no minimum annual spending requirement. In November 2024, the agreement was amended to increase the existing purchase commitment from $300.0 million to $360.0 million. As of December 31, 2024, our total remaining commitment under this agreement was $227.2 million.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and the related notes thereto included elsewhere in this report in conformity with GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience and business valuations. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2, "Significant Accounting Policies" to our audited consolidated financial statements included in Part II, Item 8 in this report.

Revenue Recognition

We recognize revenue from contracts with customers using the five-step method described in Note 2 of the notes to our audited consolidated financial statements included in this report. Our contracts with customers often include promises to transfer multiple products and services to a customer. For these contracts, we account for individual performance obligations separately if they are distinct. Professional services, cloud computing services, the right to perpetual or term-based licenses and related post-contract customer support are distinct performance obligations that are accounted for separately. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on their relative standalone selling price. We determine standalone selling prices, or SSP, for all of our distinct performance obligations using observable inputs, such as standalone sales and historical contract pricing. SSP are consistent with our overall pricing objectives. SSP also reflect the amounts we would charge for performance obligations if they were sold separately in a standalone sale.

Deferred Commissions

We capitalize sales commissions that are incremental to the acquisition of customer contracts, which are then amortized over an estimated period of benefit of five years for SaaS contracts and 12 months for cloud computing contracts. Commissions incurred upon the initial acquisition of licensed software contracts are allocated in proportion to the allocation of the transaction price of the license and PCS performance obligations. Commissions allocated to

the license are expensed at the time the license revenue is recognized, while commissions allocated to PCS are amortized over an estimated period of benefit of five years.

To determine the period of benefit of our deferred commissions, we evaluated the type of costs incurred, the nature of the related benefit and the specific facts and circumstances of our arrangements. We determined the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration our initial and renewal contractual terms, estimated renewal rates and the technological life of the platform and related significant features. We evaluate these assumptions on an annual basis and periodically review whether events or changes in circumstances have occurred that could impact the period of benefit.

The estimated period of benefit over which we amortize capitalized sales commissions is subject to uncertainty. If our estimated customer life, average contractual term for renewal contracts or the technological life of our platform should change, the amount of amortization recorded in a given period may also change. While the total amount of capitalized sales commissions would not be impacted by these assumptions, our future results of operations may be impacted due to the timing of amortization expense.

Equity-Based Compensation Expense

We have issued equity-based awards to employees in the form of restricted stock units and stock options, and, prior to the Reorganization Transactions, OneStream Software LLC issued common unit options and incentive compensation units. We account for equity-based awards based on their grant date fair values. Determining the grant date fair values of equity-based awards may require management to make assumptions and judgments. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions. As a result, if other assumptions are used, equity-based compensation costs could be materially impacted. Equity-based compensation expense is recognized on a straight-line basis for awards with service-only vesting conditions, whereas awards with performance conditions are recognized using the accelerated attribution method. Forfeitures are accounted for as they occur. See Note 11 to our audited consolidated financial statements included in Part II, Item 8 in this report for additional details.

Recent Accounting Pronouncements

For information on recently issued accounting pronouncements, if any, refer to Note 2, "Significant Accounting Policies" to our audited consolidated financial statements included in Part II, Item 8 in this report.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates and interest rates.

Foreign Currency Risk

We face foreign currency risks related to our revenue, cost of revenue and operating expenses denominated in currencies other than the U.S. dollar. Because we translate foreign currencies into U.S. dollars for financial reporting purposes, currency fluctuations can have an impact on our financial results. While we primarily transact with customers in the U.S. Dollar, we also transact in foreign currencies, including the Euro, British Pound, Swiss Franc, Canadian Dollar, Swedish Krona, Australian Dollar, Mexican Peso, South African Rand, Danish Krone and Singapore Dollar, due to foreign operations and customer sales. We expect to continue to grow our foreign operations and customer sales. We benefit from the fact that the revenue we collect in each country in which we have operations is principally denominated in the same currency as the operating expenses we incur in that country, providing us with a natural hedge. Our international branches maintain certain asset and liability balances that are denominated in the functional currencies of these branches. Changes in the value of foreign currencies relative to the U.S. Dollar can result in fluctuations in our total assets, liabilities, revenue, operating expenses and cash flows.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. Dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts because exchange rate fluctuations have not had a material impact on our operating results and cash flows.

Interest Rate Risk

As of December 31, 2024, we had $544.2 million of cash and cash equivalents, which consisted primarily of money market funds and bank deposits. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant. Our investments are made for capital preservation purposes. We do not hold or issue financial instruments for trading or speculative purposes. Borrowings on our credit facility incur interest at the rates described in the section titled "—Liquidity and Capital Resources—Credit Facility." We do not believe that a hypothetical 10% change in interest rates would have had a material impact on our operating results or cash flows for the periods presented in this report.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs, including employee wages and benefits and other operating expenses, were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of OneStream, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OneStream, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' / members' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

Detroit, Michigan

February 27, 2025

ONESTREAM, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	As of December 31,	
	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 544,174	$ 117,087
Accounts receivable, net	129,014	107,308
Unbilled accounts receivable	23,294	31,519
Deferred commissions	20,682	17,225
Prepaid expenses and other current assets	20,202	13,098
Total current assets	737,366	286,237
Unbilled accounts receivable, noncurrent	800	2,009
Deferred commissions, noncurrent	44,228	41,030
Operating lease right-of-use assets	16,705	18,559
Property and equipment, net	10,084	10,266
Intangible assets, net	2,567	—
Goodwill	9,280	—
Other noncurrent assets	2,191	3,458
Total assets	$ 823,221	$ 361,559
Liabilities and stockholders' / members' equity		
Current liabilities:		
Accounts payable	$ 19,563	$ 8,274
Accrued compensation	27,543	22,436
Accrued commissions	9,007	10,158
Deferred revenue, current	239,291	177,465
Operating lease liabilities, current	3,237	2,505
Other accrued expenses and current liabilities	13,534	11,532
Total current liabilities	312,175	232,370
Deferred revenue, noncurrent	4,515	5,141
Operating lease liabilities, noncurrent	15,357	17,522
Other noncurrent liabilities	216	—
Total liabilities	332,263	255,033
Commitments and contingencies (Note 6)		
Stockholders' / members' equity:		
Members' interest	—	281,306
Preferred stock, $0.0001 par value, 100,000,000 shares authorized, no shares issued or outstanding as of December 31, 2024	—	—
Class A common stock, $0.0001 par value, 2,500,000,000 shares authorized, 51,456,091 shares issued and outstanding as of December 31, 2024	5	—
Class B common stock, $0.0001 par value, 300,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024	—	—
Class C common stock[1], $0.0001 par value, 300,000,000 shares authorized, 63,929,619 shares issued and outstanding as of December 31, 2024	6	—
Class D common stock[1], $0.0001 par value, 600,000,000 shares authorized, 122,196,307 shares issued and outstanding as of December 31, 2024	12	—
Additional paid-in capital	718,084	—
Accumulated other comprehensive loss	(599)	(625)
Accumulated deficit	(331,334)	(174,155)
Total stockholders' equity attributable to OneStream, Inc. / members' equity	386,174	106,526
Non-controlling interests	104,784	—
Total stockholders' / members' equity	490,958	106,526
Total liabilities and stockholders' / members' equity	$ 823,221	$ 361,559

(1)   Each share of Class C common stock is convertible at any time at the option of the holder into one share of Class B common stock, and each share of Class D common stock is convertible at any time at the option of the holder into one share of Class A common stock. Refer to Note 9 in the accompanying notes for details.

The accompanying notes are an integral part of these consolidated financial statements.

ONESTREAM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Subscription	$ 428,150	$ 302,923	$ 195,074
License	31,779	40,518	50,450
Professional services and other	29,478	31,480	33,800
Total revenue	489,407	374,921	279,324
Cost of revenues:			
Subscription	112,914	74,146	47,556
Professional services and other	66,415	40,356	44,954
Total cost of revenue	179,329	114,502	92,510
Gross profit	310,078	260,419	186,814
Operating expenses:			
Sales and marketing	328,843	175,795	153,283
Research and development[1]	156,812	55,289	43,132
General and administrative	143,951	59,847	49,684
Total operating expenses	629,606	290,931	246,099
Loss from operations	(319,528)	(30,512)	(59,285)
Interest income (expense), net	14,248	4,062	(53)
Other income (expense), net	498	(1,065)	(5,469)
Loss before income taxes	(304,782)	(27,515)	(64,807)
Provision for income taxes	1,877	1,416	659
Net loss	$ (306,659)	$ (28,931)	$ (65,466)
Less: Net loss attributable to non-controlling interests	(90,458)	—	—
Net loss attributable to OneStream, Inc.	$ (216,201)	$ (28,931)	$ (65,466)
Net loss per share of Class A and Class D common stock–basic[2]	$ (1.23)		
Net loss per share of Class A and Class D common stock–diluted[2]	$ (1.25)		
Weighted-average shares of Class A and Class D common stock outstanding–basic[2]	163,469		
Weighted-average shares of Class A and Class D common stock outstanding–diluted[2]	234,043		

---

(1)   Amounts include certain expenses incurred with related parties. Refer to Note 14 in the accompanying notes for details.

(2)   Represents net loss per share of Class A common stock and Class D common stock and weighted-average shares of Class A common stock and Class D common stock outstanding for the period following the Reorganization Transactions as described in Note 1, Organization and Description of Business. Refer to Note 12, Net Loss per Share, in the accompanying notes for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

ONESTREAM, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Net loss	$ (306,659)	$ (28,931)	$ (65,466)
Other comprehensive loss:			
Foreign currency translation and other	26	(196)	462
Comprehensive loss	$ (306,633)	$ (29,127)	$ (65,004)
Less: Comprehensive loss attributable to non-controlling interests	(90,477)	—	—
Comprehensive loss attributable to OneStream, Inc.	$ (216,156)	$ (29,127)	$ (65,004)

The accompanying notes are an integral part of these consolidated financial statements.

ONESTREAM, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' / MEMBERS' EQUITY
(in thousands, except share/unit amounts)

		OneStream, Inc. Stockholders' / Members' Equity												
	Members' Interest	Class A Common Stock		Class B Common Stock		Class C Common Stock		Class D Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non-controlling Interests	Total Stockholders' / Members' Equity
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Balance as of December 31, 2022	$ 272,789	—	$ —	—	$ —	—	$ —	—	$ —	$ —	$ (429)	$ (145,224)	$ —	$ 127,136
Net loss	—	—	—	—	—	—	—	—	—	—	—	(28,931)	—	(28,931)
Equity-based compensation	8,270	—	—	—	—	—	—	—	—	—	—	—	—	8,270
Exercise of common unit options	247	—	—	—	—	—	—	—	—	—	—	—	—	247
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(196)	—	—	(196)
Balance as of December 31, 2023	$ 281,306	—	$ —	—	$ —	—	$ —	—	$ —	$ —	$ (625)	$ (174,155)	$ —	$ 106,526
Net loss	—	—	—	—	—	—	—	—	—	—	—	(14,644)	—	(14,644)
Equity-based compensation	4,928	—	—	—	—	—	—	—	—	—	—	—	—	4,928
Units issued in connection with acquisition	244	—	—	—	—	—	—	—	—	—	—	—	—	244
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(211)	—	—	(211)
Balance as of July 23, 2024	$ 286,478	—	$ —	—	$ —	—	$ —	—	$ —	$ —	$ (836)	$ (188,799)	$ —	$ 96,843
Effects of the IPO and Reorganization Transactions:														
Effect of Reorganization Transactions	(286,478)	—	—	—	—	74,135,230	7	132,081,358	13	286,458	—	—	—	—
Equity-based compensation	—	—	—	—	—	—	—	—	—	204,435	—	—	—	204,435
Issuance of Class A common stock sold in initial public offering, net of underwriting discounts, commissions and offering costs	—	27,715,770	3	—	—	—	—	—	—	402,527	—	—	—	402,530
Stock option exercises	—	459,230	—	—	—	—	—	—	—	3,251	—	—	—	3,251
Repurchase of LLC Units	—	—	—	—	—	—	—	—	—	(56,663)	—	—	—	(56,663)
Allocation of equity to non-controlling interests	—	—	—	—	—	—	—	—	—	(262,603)	261	59,022	203,320	—
Activity subsequent to the IPO and Reorganization Transactions:														
Net loss	—	—	—	—	—	—	—	—	—	—	—	(201,557)	(90,458)	(292,015)
Equity-based compensation	—	—	—	—	—	—	—	—	—	101,551	—	—	5,483	107,034
Stock option exercises	—	3,185,565	—	—	—	—	—	—	—	25,740	—	—	—	25,740
Vesting of restricted stock units	—	4,864	—	—	—	—	—	—	—	—	—	—	—	—
Effects of Secondary Offering	—	17,250,000	2	—	—	(7,364,949)	(1)	(9,885,051)	(1)	12,309	19	—	(12,328)	—
Effect of exchange of Class C Common Stock	—	2,840,662	—	—	—	(2,840,662)	—	—	—	4,706	7	—	(4,713)	—
Foreign currency translation and other	—	—	—	—	—	—	—	—	—	(128)	(50)	—	(19)	(197)
Non-controlling interest adjustment for changes in proportionate ownership in OneStream Software LLC	—	—	—	—	—	—	—	—	—	(3,499)	—	—	3,499	—
Balance as of December 31, 2024	$ —	51,456,091	$ 5	—	$ —	63,929,619	$ 6	122,196,307	$ 12	$ 718,084	$ (599)	$ (331,334)	$ 104,784	$ 490,958

The accompanying notes are an integral part of these consolidated financial statements.

91

ONESTREAM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (306,659)	$ (28,931)	$ (65,466)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,655	2,887	2,685
Noncash operating lease expense	2,908	2,433	2,171
Amortization of deferred commissions	20,440	16,977	14,746
Equity-based compensation	316,397	8,270	8,263
Other noncash operating activities, net	(980)	3,249	5,885
Changes in operating assets and liabilities:			
Accounts receivable, net	(13,361)	(11,668)	(34,800)
Deferred commissions	(27,095)	(26,381)	(27,238)
Prepaid expenses and other assets	(9,277)	(9,971)	(19,040)
Accounts payable	16,546	(11,644)	3,912
Deferred revenue	61,199	66,233	54,650
Accrued and other liabilities	(2,621)	9,811	21,291
Net cash provided by (used in) operating activities	61,152	21,265	(32,941)
Cash flows from investing activities:			
Purchases of property and equipment	(2,618)	(2,589)	(4,976)
Acquisition of business, net of cash acquired	(7,594)	—	—
Sales of marketable securities	—	87,339	41,300
Purchases of marketable securities	—	—	(1,447)
Net cash (used in) provided by investing activities	(10,212)	84,750	34,877
Cash flows from financing activities:			
Proceeds from initial public offering, net of underwriting discounts and commissions	409,598	—	—
Repurchases of LLC Units	(263,372)	—	—
Payments of deferred offering costs	(5,437)	—	(1,919)
Proceeds from Secondary Offering	206,709	—	—
Proceeds from option exercises	28,955	247	—
Payments of deferred financing costs	—	(546)	—
Proceeds from borrowings on revolving credit facility	—	—	3,500
Repayments of borrowings on revolving credit facility	—	(3,500)	—
Principal payments on finance lease obligation	—	(46)	(106)
Net cash provided by (used in) financing activities	376,453	(3,845)	1,475
Effect of exchange rate changes on cash and cash equivalents	(306)	230	(201)
Net increase in cash and cash equivalents	427,087	102,400	3,210
Cash and cash equivalents - Beginning of period	117,087	14,687	11,477
Cash and cash equivalents - End of period	$ 544,174	$ 117,087	$ 14,687
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 1	$ 23	$ 38
Cash paid for income taxes	$ 1,714	$ 839	$ 1,207
Supplemental disclosures of noncash investing and financing activities			
Purchases of property and equipment included in liabilities	$ 220	$ 363	$ 198
Lease liabilities arising from obtaining right-of-use assets	$ 1,349	$ 6,861	$ 10,411
Deferred offering costs, accrued but unpaid	$ 1,763	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

OneStream, Inc. (the Company or OneStream) was incorporated as a Delaware corporation on October 15, 2021 as a holding company for the purpose of facilitating an initial public offering (IPO) and other related transactions in order to carry on the business of OneStream Software LLC. OneStream Software LLC was formed in 2012 as a limited liability company (LLC) in the state of Michigan and converted to a state of Delaware LLC on February 5, 2019. OneStream delivers a unified, artificial intelligence-enabled and extensible software platform - the Digital Finance Cloud - that unifies core financial functions and broader operational data and processes within a single platform. OneStream's customers are located throughout the world; however, they are primarily located in North America and Europe. OneStream is headquartered in Birmingham, Michigan and has international locations in Australia, Europe and Singapore.

Initial Public Offering

On July 25, 2024, the Company completed the IPO in which it sold 21,729,333 shares of its Class A common stock, par value $0.0001 per share, including the full exercise of the underwriters' option to purchase additional shares, at a public offering price of $20.00 per share. The Company received net proceeds from the IPO of $409.6 million, net of underwriting discounts and commissions of $25.0 million, but before deducting offering expenses. The Company used $352.9 million of the proceeds to purchase 18,723,296 newly issued common units (LLC Units) of OneStream Software LLC and $56.7 million of the proceeds to purchase 3,006,037 issued and outstanding LLC Units from certain members of OneStream Software LLC in a "synthetic secondary" transaction (the IPO Synthetic Secondary), in each case at a price per share equal to the IPO price to the public, net of underwriting discounts and commissions.

Certain of the Company's existing stockholders sold 6,445,667 shares of Class A common stock in the IPO at the public offering price of $20.00 per share. This sale included 5,986,437 shares of Class D common stock that were converted into an equal number of shares of Class A common stock and 459,230 shares of Class A common stock that were issued upon exercise of options granted to certain executive officers and other employees. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

Reorganization Transactions

In connection with the IPO, the Company and OneStream Software LLC completed a series of organizational transactions (the Reorganization Transactions), including the following:

- The amended and restated operating agreement of OneStream Software LLC was amended and restated (as further amended, the Amended LLC Agreement) to, among other things: (i) appoint the Company as the sole manager of OneStream Software LLC and (ii) effectuate the reclassification of all of the then-outstanding preferred units, common units and incentive compensation units (ICUs) of OneStream Software LLC into a single class of non-voting LLC Units. The then-outstanding preferred units and common units were reclassified into an equal number of LLC Units, and the 8,632,763 then-outstanding ICUs were reclassified into 6,591,178 LLC Units.

- Certain pre-IPO members of OneStream Software LLC that were corporations merged with and into the Company (the Former Members) and contributed their LLC Units to the Company in exchange for shares of Class D common stock of the Company (the Blocker Mergers).

- The certificate of incorporation of the Company was amended and restated to authorize additional shares of four series of common stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock, and one class of preferred stock. The amended and restated certificate of incorporation and the Amended LLC Agreement require OneStream Software LLC and the Company to, at all times, maintain (i) a one-to-one ratio between the number of LLC Units owned by the Company and the number of shares of Class A common stock and Class D common stock outstanding and (ii) a one-to-one ratio between the number of shares of Class B common stock and Class C common stock owned by the members of OneStream Software LLC (the Continuing Members) and the number of LLC Units owned by the Continuing Members.

As the sole manager of OneStream Software LLC, the Company controls all of the business operations, affairs, and management of OneStream Software LLC. Accordingly, the Company consolidates the financial results of OneStream Software LLC and reports the non-controlling interests of the Continuing Members' LLC Units on its consolidated balance sheets.

See Note 11 for information on the 2024 Equity Incentive Plan (the 2024 Plan) which became effective upon the IPO as well as the equity-based compensation charges recorded during the year ended December 31, 2024 in connection with the IPO.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the results of the Company and its wholly owned or controlled subsidiaries. As the Reorganization Transactions are considered transactions between entities under common control, the financial statements for periods prior to the IPO and Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes. Prior to the Reorganization Transactions, OneStream, Inc. had no operations. All significant intercompany transactions and balances have been eliminated during consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying footnotes. Management bases its estimates on historical experience and on various other market-specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Segment and Geographic Information

The Company operates in one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (CODM), who, in the Company's case, is the Chief Executive Officer (CEO), in deciding how to allocate resources and assessing performance. The Company's CODM allocates resources and assesses performance based upon financial information on a consolidated basis, primarily using consolidated net income (loss) as the measure of profit or loss to make key operating decisions. Consolidated expense information, as presented on the consolidated statements of operations, is regularly provided to the CODM.

Revenue by geographic region, based on the physical location of the customer, was as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
United States	$ 334,746	$ 262,855	$ 202,533
Other	154,661	112,066	76,791
Total revenue	$ 489,407	$ 374,921	$ 279,324

No foreign country accounted for 10% or more of revenue during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023, 90% and 92% of the Company's property and equipment, net was in the United States and the remaining 10% and 8% was in foreign countries, respectively.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is primarily their respective local currency. The Company translates all assets and liabilities of foreign subsidiaries to U.S. dollars at the current exchange rate as of the applicable Consolidated Balance Sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period. The related unrealized gains and losses from foreign currency translation are recorded in accumulated other comprehensive loss as a component of stockholders' / members' equity. Foreign currency transaction gains and losses are included within other income (expense), net in the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company's cash equivalents generally consist of amounts invested in money market funds. Cash equivalents are stated at fair value.

ONESTREAM, INC.

Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements, requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1: Quoted prices in active markets for identical or similar assets and liabilities.

Level 2: Quoted prices for identical or similar assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical or similar assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company's financial instruments primarily include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses and other current liabilities. Cash and cash equivalents are stated at fair value using Level 1 inputs. The fair value of accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate the carrying value because of their short-term nature.

Concentration of Risk and Significant Customers

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash deposits with high-quality financial institutions with investment-grade ratings. The majority of the Company's cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation (FDIC) and may, at times, exceed FDIC limits.

No customer accounted for more than 10% of total revenue for the years ended December 31, 2024, 2023 and 2022, and no customer accounted for more than 10% of total accounts receivable as of December 31, 2024 and 2023.

The Company relies upon a limited number of third-party hosted cloud computing vendors to serve customers and operate certain aspects of its services, such as environments for production, and development usage. Given this, any disruption of or interference at the hosted infrastructure partners would impact the Company's operations and the Company's business could be adversely impacted.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three to seven years for furniture and equipment. The cost of leasehold improvements is depreciated over the lesser of the length of the related lease or seven years. Costs of maintenance and repairs are charged to expense as incurred.

Capitalized Software Costs

The Company capitalizes certain qualifying internal-use software costs. Qualifying costs are capitalized, and amortization begins when the software is ready for its intended use. The Company capitalized $0.9 million, $1.2 million and $0.8 million of costs as internal-use software during the years ended December 31, 2024, 2023 and 2022, respectively. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the related software, which is generally three years. Amortization of internal-use software was $1.0 million for both the years ended December 31, 2024 and 2023, and $1.3 million for the year ended December 31, 2022.

The Company has not capitalized any material ongoing costs of developing software products to be sold to third parties. Capitalization of development costs to be sold to third parties is required upon the establishment of technological feasibility of the product. New product versions are released on a regular basis, and the time between establishing technological feasibility and product release is very short. As a result, amounts that would qualify for capitalization have not been significant.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company's IPO. During the year ended December 31, 2023, the Company abandoned its prior IPO preparations due to external market conditions and impaired $3.0 million of previously capitalized deferred offering costs. These costs were included in other income (expense) within the consolidated statement of operations for the year ended December 31, 2023. During the year ended December 31, 2024, the Company capitalized $7.2 million of offering costs related to the 2024 IPO, and after completion of the IPO, these costs were reclassified into stockholders' equity as a reduction against the proceeds received from the IPO.

Revenue Recognition

Revenue related to contracts with customers is recognized in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized upon the transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Contracts with customers are generally non-cancellable and consideration paid by the customer for software licenses and services received from the Company is non-refundable. As such, the Company does not estimate an allowance for refunds of services.

Payment terms and conditions vary by contract type, although the Company's terms generally include a requirement of payment within 30 to 60 days from the invoice date. In instances where the timing of revenue recognition differs from the timing of payment, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive financing from its customers or to provide customers with financing, such as in the case of a multi-year term-based software license agreement that is invoiced annually with the software license revenue recognized upfront.

The Company determines revenue recognition based on the following steps:

1. Identification of the contract, or contracts, with the customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of the revenue when, or as, a performance obligation is satisfied

Subscription Revenue

Subscription revenue consists of revenue from software-as-a-service (SaaS), post-contract customer support (PCS), and cloud computing.

SaaS arrangements with customers provide the customer with continuous access to the Company's hosted software platform over the contractual period. SaaS revenue is recognized ratably over the contract term beginning on the date access to the platform is provided, consistent with the transfer of control of the SaaS subscription to the customer.

Cloud computing service fees are paid by those customers who choose to install and access their licensed software on a month-to-month subscription to a cloud hosting service offered by the Company, rather than manage it themselves. The Company's performance obligation is to provide cloud computing services on a consumption basis during the contract term and the consideration received is based on customer consumption. The Company invoices and recognizes revenue for cloud computing services on a monthly basis as the service is utilized.

PCS includes unspecified technical enhancements, customer support, and maintenance for licensed software. Revenue from PCS is recognized ratably over the contractual term of the arrangement, consistent with the pattern of benefit to the customer, beginning on the date the service is made available to the customer.

License Revenue

License revenue consists of license revenue from both the Company's term-based and perpetual software licenses (collectively referred to herein as licensed software). The Company satisfies its performance obligation and recognizes revenue for licensed software

at the point in time when the customer is able to use and benefit from the software, which is generally when it is first made available to the customer or upon commencement of the license term, if later.

The typical length of a customer contract for term-based licensed software is three years and customers are generally invoiced in equal annual installments at the beginning of each year within the contractual period.

Professional Services and Other Revenue

Professional services and other revenue consist of fees associated with implementation and consulting services and training. Services do not result in significant customization of the software and are considered distinct. A substantial majority of the professional service contracts are provided on a time and materials basis and the related revenue is recognized as the service hours are performed. For time and materials projects, the Company invoices for services as the work is incurred.

Contracts with Multiple Performance Obligations

The Company has contracts with customers that contain multiple performance obligations that are distinct and are accounted for separately. For contracts with multiple performance obligations, such as licensed software sold with PCS, the transaction price is allocated to the separate performance obligations based on the relative stand-alone selling price (SSP) of each distinct performance obligation.

The Company estimates SSP at contract inception considering all information that is reasonably available and is based on the amount of consideration for which the Company expects to be entitled in exchange for transferring the promised good or service to the customer. Judgment is required to determine the SSP for each distinct performance obligation. In instances where the SSP is not directly observable because the Company does not sell the product or service separately, the Company estimates the SSP considering market conditions, historical pricing relationships, peer data, industry data for similar products, and other observable inputs. For licensed software, the Company determines the pricing relationship between the licensed software and PCS by maximizing the use of observable inputs, which attributes the majority of the contract value to the licensed software and a minority to PCS.

Contract Modifications

In limited situations, the Company enters into agreements to modify previously executed contracts, which constitute contract modifications. The Company assesses each of these contract modifications to determine (i) if the additional products and services are distinct from the products and services in the original arrangement; and (ii) if the amount of consideration expected for the added products and services reflects the stand-alone selling price of those products and services, as adjusted for contract-specific circumstances. A contract modification meeting both criteria is accounted for as a separate contract. A contract modification not meeting both criteria is considered a change to the original contract, which the Company accounts for on either: (i) a prospective basis as a termination of the existing contract and the creation of a new contract; or (ii) a cumulative catch-up basis. Generally, the Company's contract modifications meet both criteria and are accounted for as a separate contract, as adjusted for contract-specific circumstances.

Contract Balances

Accounts receivable are recorded at the invoice amount, net of allowance for credit losses. A receivable is recorded in the period the Company delivers products or provides services, or when it has an unconditional right to payment. In multi-year agreements, the Company generally invoices customers in equal annual installments at the beginning of each year within the contractual period. The Company records a receivable for multi-year licensed software, whether or not billed, to the extent it has an unconditional right to receive payment in the future related to those licenses.

The Company estimates the amount of uncollectible accounts receivable at the end of each reporting period and provides a reserve when needed based on an assessment of various factors including the aging of the receivable balance, historical experience, and expectations of forward-looking loss estimates. When developing the expectations of forward-looking loss estimates, the Company takes into consideration forecasts of future economic conditions, information about past events, such as historical trends of write-offs, and customer-specific circumstances, such as bankruptcies and disputes. Accounts receivable are written off when deemed uncollectible. Customer payment terms are typically net 30 to 60 days. As of December 31, 2024 and 2023, the balance in the allowance for credit losses was $1.9 million and $1.2 million, respectively. The Company recorded bad debt expense of $1.1 million, $1.6 million and $0.5 million for the years ended December 31, 2024, 2023 and 2022 respectively, which is presented in the consolidated statements of operations as general and administrative expenses.

Deferred revenue consists of customer billings in advance of revenue being recognized. The Company primarily invoices its customers for SaaS arrangements, PCS, and term-based software licenses in equal annual installments at the beginning of each year within the contractual period, though certain contracts require invoicing for the entire arrangement in advance. Amounts anticipated to be recognized within one year of the balance sheet date are recorded on the consolidated balance sheets as deferred revenue, current; the remaining portion is recorded as deferred revenue, noncurrent.

The balance of deferred revenue will fluctuate based on timing of invoices and recognition of revenue. The amount of revenue recognized during the years ended December 31, 2024 and 2023 that was included in deferred revenue at the beginning of each period was $178.4 million and $112.5 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

The transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. The transaction price allocated to the remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, the timing of delivery of software licenses, average contract terms, and foreign currency exchange rates. Unbilled portions of the remaining performance obligations denominated in foreign currencies are revalued each period based on the period end exchange rates. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes, and other market factors.

The aggregate amount of the transaction price allocated to remaining performance obligations as of December 31, 2024 was $1,103.9 million. The Company expects to recognize approximately 39% of this amount as revenue in the next 12 months with the remaining balance recognized thereafter.

Deferred Commissions

The Company pays commissions for new sales of SaaS, cloud computing, and licensed software arrangements. Incremental sales commissions that are related to the acquisition of customer contracts are capitalized as deferred commissions on the consolidated balance sheets. The Company determines whether costs should be deferred based on whether the commissions are, in fact, incremental and would not have occurred absent the customer contract. The Company generally does not pay commissions for renewal contracts and therefore a portion of the commissions paid for new contracts relates to future renewals.

Commissions incurred upon the acquisition of SaaS contracts are amortized over an estimated period of benefit of five years. Commissions incurred upon the acquisition of month-to-month cloud computing contracts are amortized over an estimated period of benefit of 12 months. Commissions incurred upon the initial acquisition of licensed software contracts are allocated in proportion to the allocation of the transaction price of the license and PCS performance obligations. Commissions allocated to the license are expensed at the time the license revenue is recognized, while commissions allocated to PCS are amortized over an estimated period of benefit of five years. Capitalized commission costs are recorded as deferred commissions on the consolidated balance sheets and amortized to sales and marketing in the consolidated statements of operations.

ONESTREAM, INC.

The Company determines the period of benefit for commissions related to subscription sales by taking into consideration the historical initial and renewal contractual terms, estimated renewal rates, and the technological life of the platform and related significant features.

The Company periodically reviews deferred commissions to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the years ended December 31, 2024 and 2023.

Cost of Revenues

Cost of Subscription Revenue

Cost of subscription revenue consists of costs related to cloud computing and supporting the Company's customers. These expenses are primarily comprised of third-party direct server and cloud storage costs and employee costs related to providing software maintenance and customer support.

Cost of Professional Services and Other Revenue

Cost of professional services and other revenue primarily consist of expenses directly related to the implementation of the Company's licensed software and costs to train the Company's customers and partners. These expenses are primarily comprised of employee compensation costs related to implementation and training services.

Business Combinations

The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations in accordance with FASB ASC 805, Business Combinations (ASC 805). Assets acquired and liabilities assumed, if any, are measured at their estimated fair values on the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

The determination of the fair value of identifiable assets requires management to make certain assumptions and estimates of, among other things, projected revenues and costs, future expected cash flows, and discount rates. Although the Company believes the assumptions and estimates it has made in the past have been reasonable and appropriate, these estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination. The Company tests goodwill for impairment each year during the fourth quarter, or more frequently if an event occurs or circumstances change that could more-likely-than-not reduce the fair value of the Company's sole reporting unit below its carrying value. To test for impairment, the Company first performs a qualitative assessment that evaluates various events and circumstances, such as macroeconomic conditions, industry and market conditions, cost factors, and relevant events and financial trends, that may impact a reporting unit's fair value. Using this qualitative assessment, the Company determines whether it is more-likely-than-not the reporting unit's fair value exceeds its carrying value. If it is determined that it is not more-likely-than-not the reporting unit's fair value exceeds the carrying value, or upon consideration of other factors, including recent acquisition, restructuring or disposal activity, or to refresh the fair values, the Company performs a quantitative goodwill impairment analysis. No goodwill impairment has been recognized in any period presented.

Other intangible assets consists of acquired developed technology, which the Company amortizes on a straight-line basis over the estimated useful life and reviews for impairment when warranted by changes in circumstance. No impairment of other intangible assets has been recognized in any period presented.

Non-controlling Interests

Following the Reorganization Transactions, the Company consolidates the financial results of OneStream Software LLC. Therefore, the Company reports a non-controlling interest based on the LLC Units owned by the Continuing Members on the consolidated balance sheets. Net income (loss) attributed to the non-controlling interests is based on the weighted average LLC Units outstanding during the period, excluding LLC Units that are subject to vesting conditions, and is presented on the consolidated statements of operations and comprehensive loss. Refer to Note 10, Non-controlling Interests, for further details.

Equity-based Compensation

The Company has issued equity-based awards to employees in the form of restricted stock units (RSUs) and stock options, and, prior to the Reorganization Transactions, OneStream Software LLC issued ICUs and common unit options, as described in Note 11. The Company accounts for equity-based awards based on their grant date fair values. Determining the grant date fair values of equity-based awards may require management to make assumptions and judgments. These assumptions reflect the Company's best estimates, but they involve inherent uncertainties based on market conditions. As a result, if other assumptions are used, equity-based compensation costs could be materially impacted. Equity-based compensation expense is recognized on a straight-line basis for awards with service-only vesting conditions, whereas awards with performance conditions are recognized using the accelerated attribution method. Forfeitures are accounted for as they occur. Refer to Note 11, Equity-based Compensation, for further details on the Company's equity-based compensation awards.

Net Loss per Share

Net loss per share is computed by dividing net loss attributable to OneStream, Inc. for the period following the IPO and Reorganization Transactions by the weighted-average number of shares of Class A common stock and Class D common stock outstanding during the same period. Diluted net loss per share is computed by giving effect to potential weighted-average dilutive shares for the period following the Reorganization Transactions, including additional shares of Class D common stock issuable upon redemption of LLC Units held by Continuing Members. For the period following the Reorganization Transactions through December 31, 2024, 70,574 LLC Units were considered potentially dilutive and have been included in the calculation of dilutive net loss per share.

All losses and earnings for the period prior to the IPO were entirely allocable to OneStream Software LLC. Due to the impact of the Reorganization Transactions, the Company's capital structure for the pre- and post-IPO periods is not comparable. As a result, the presentation of net (loss) income per share for the periods prior to the IPO and Reorganization Transactions is not meaningful and only net loss per share for periods subsequent to the IPO and Reorganization Transactions are presented herein.

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist primarily of employee compensation related costs associated with new product development and enhancements to existing software products.

Advertising Costs

Advertising costs are expensed as incurred and recorded in the consolidated statements of operations as sales and marketing expense. The Company recorded advertising costs of $2.4 million, $1.6 million and $4.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Leases

The Company determines if an arrangement is a lease at contract inception. Leases arise from contracts that convey the right to control the use of identified property or equipment for a period of time in exchange for consideration. Leases are classified at commencement as either operating or finance leases. As of December 31, 2024 and 2023, all of the Company's leases were classified as operating leases. Rent expense for operating leases is recognized on a straight-line basis over the lease term beginning on the lease commencement date.

Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses its secured incremental borrowing rate (IBR) based on the information available at the lease commencement date, including the lease term. In determining the appropriate IBR, the Company considers information including, but not limited to, the lease term and the currency

ONESTREAM, INC.

in which the arrangement is denominated. The Company's lease agreements may contain options to extend or terminate the lease. Such options are included in the lease term when they are considered reasonably certain to be exercised. ROU assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

The Company's lease agreements do not contain any material variable lease payments, any material residual value guarantees, or any material restrictions or covenants. Any leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes. Deferred income taxes are recognized by applying the enacted tax rates expected to be in effect in future years to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating losses and tax credit carryforwards. The measurement of deferred tax assets is reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

For the tax benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities based on the technical merits of the position. For such positions, the largest benefit that has a greater than 50% likelihood of being realized upon settlement is recognized in the Company's consolidated financial statements.

The Company has elected to record future penalties and interest related to income taxes within its income tax provision. The Company has not incurred any significant interest or penalties related to income taxes in any of the periods presented.

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups (JOBS) Act of 2012. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements of the Company may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update expand annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this standard on December 31, 2024. The adoption of this standard resulted in incremental segment reporting disclosures. Refer to the Segment and Geographic Information section of Note 2, Significant Accounting Policies, for further information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires the disclosures of additional information about specific expense categories in the notes to the financial statements. This ASU is effective for public business entities in fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The standard allows for adoption on a prospective or retrospective basis. Early adoption is permitted. The adoption of this ASU is expected to result in incremental disclosures in the Company's consolidated financial statements.

NOTE 3 – BUSINESS COMBINATIONS

DataSense Acquisition

On May 1, 2024 (the acquisition date), the Company entered into a membership interest purchase agreement with a related party, DataSense LLC (DataSense), and its sole equity holder, DataSense Holdings LLC (DataSense Holdings), a holding company established by the founders of DataSense, pursuant to which the Company acquired the remaining issued and outstanding membership interests of DataSense not previously owned by the Company. The acquisition allows the Company to continue its focus on building artificial intelligence (AI) and machine learning capabilities and continue the Company's development of AI-enabled solutions. These capabilities increase the value proposition of the Digital Finance Cloud to the Company's existing customers and further differentiates the Company from its competitors.

The aggregate consideration under the purchase agreement consisted of $7.7 million in cash, including $0.5 million deposited into a post-closing escrow account, and 1,023,720 common units of OneStream Software LLC (common units), of which 1,009,302 are subject to performance-based vesting conditions measured on an annual basis over four years and service-based conditions tied to the continued employment of the founders of DataSense with the Company. In connection with the Reorganization Transactions, the common units awarded to the founders of DataSense were reclassified into an equal number of LLC Units and DataSense Holdings received an equal number of shares of Class C common stock. All Class C common stock and LLC Units issued as a result of the reclassification of unvested common units remain subject to the same vesting conditions that existed prior to the Reorganization Transactions; refer to Note 11 for further details. As part of the total consideration transferred, the Company also paid seller transaction costs of $0.3 million. As of the acquisition date, DataSense became a wholly owned subsidiary of the Company and its operations have been included in the Company's consolidated financial statements.

The Company accounted for the acquisition of the remaining equity interests of DataSense using the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations. As part of the acquisition, the Company derecognized its previously held equity interest in DataSense, which had been accounted for as an equity method investment and was recorded in other noncurrent assets in the amount of $0.8 million as of the acquisition date. In assessing the fair value of its previously held equity interest as of the acquisition date, the Company, with the assistance of a third-party valuation provider, determined the fair value was $3.2 million as of the acquisition date, resulting in a gain of $2.4 million recorded in other income, net in the consolidated statement of operations for the year ended December 31, 2024.

The following table summarizes the total consideration transferred (in thousands):

	May 1, 2024
Cash	$ 7,159
Amounts deposited into escrow	500
Fair value of equity consideration	243
Seller transaction costs paid by the Company	298
Settlement of payables existing prior to the acquisition	(920)
Fair value of previously held ownership interest	3,229
Total consideration	$ 10,509

The purchase price was allocated on a preliminary basis as of the acquisition date. Assets acquired and liabilities assumed were recorded at estimated fair values based on management's estimates, available information, and supportable assumptions that management considered reasonable. The Company expects to finalize the valuation as soon as practicable, but no later than one year from the acquisition date.

The following table summarizes the allocation of the total purchase price based upon the fair value of assets acquired and liabilities assumed as of the acquisition date, inclusive of measurement period adjustments (in thousands):

	May 1, 2024
Cash	$ 363
Intangible assets – developed technology	3,300
Prepaid expenses and other current assets	20
Goodwill	9,280
Other accrued expenses and current liabilities	(2,454)
Total consideration	$ 10,509

ONESTREAM, INC.

The excess of the purchase price over the estimated fair value of net assets was recognized as goodwill. Goodwill consists of the Company's expected future economic benefits that will arise from expected future operational synergies from combining DataSense with its existing business. The total amount of tax deductible goodwill is $3.6 million, which is amortized over 180 months.

Goodwill and identifiable intangible assets were valued using the income approach. Management used a third-party valuation firm to assist in the determination of the preliminary purchase accounting fair values; however, management ultimately oversees the third-party valuation firm to ensure that the transaction-specific assumptions are appropriate for the Company.

The operating results of DataSense from the date of acquisition, which are not material, have been included in the Company's consolidated statements of operations. Acquisition-related costs incurred were not material for the year ended December 31, 2024. All acquisition-related costs were expensed as incurred and have been recorded in general and administrative expenses in the accompanying consolidated statements of operations.

NOTE 4 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The carrying amount of goodwill as of December 31, 2024 was $9.3 million. The only addition to goodwill during the year was related to the acquisition of DataSense, as described in Note 3.

Other Intangible Assets

The Company's acquired intangible assets had a gross carrying value of $3.3 million and accumulated amortization of $0.7 million as of December 31, 2024. The Company recorded amortization of other intangible assets of $0.7 million for the year ended December 31, 2024. There was no amortization expense recorded in the years ended December 31, 2023 or 2022. The weighted-average remaining useful life of the Company's acquired intangible assets is 2.3 years as of December 31, 2024.

As of December 31, 2024, the estimated aggregate amortization expense for intangible assets for each of the five succeeding fiscal years was as follows (in thousands):

Fiscal Year:		
2025	$	1,100
2026		1,100
2027		367
2028		—
2029		—
Total expected amortization expense	$	2,567

NOTE 5 – PROPERTY AND EQUIPMENT

The Company's property and equipment, net consisted of the following (in thousands):

	As of December 31,			
	2024		2023	
Leasehold improvements	$	9,038	$	7,566
Capitalized software costs		5,264		4,172
Furniture and equipment		3,767		3,265
Construction in progress		244		583
Gross property and equipment		18,313		15,586
Less: Accumulated depreciation and amortization		(8,229)		(5,320)
Property and equipment, net	$	10,084	$	10,266

Depreciation and amortization expense was $2.9 million for both the years ended December 31, 2024 and 2023, and $2.7 million for the year ended December 31, 2022.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space under non-cancelable operating leases with various expiration dates from 2024 to 2034.

The following lease costs were included in the consolidated statements of operations and comprehensive loss (in thousands):

| | Year Ended December 31, | |
	2024	2023
Operating lease cost	$ 3,855	$ 3,560
Short-term lease cost	474	731
Variable lease cost	1,442	976
Total lease cost	$ 5,771	$ 5,267

Supplemental information relating to operating leases is presented below:

| | Year Ended December 31, | |
	2024	2023
Cash paid for operating lease liabilities (in thousands)	$ 3,747	$ 3,001
Weighted-average remaining lease term (in years)	6.72	7.53
Weighted-average discount rate	4.6%	4.3%

The Company's future minimum commitments under leases, service agreements, and other contractual commitments as of December 31, 2024 is as follows (in thousands):

	Operating Lease Obligations	Future Purchase Obligations
Years ending December 31,		
2025	$ 4,149	$ 22,780
2026	3,729	6,524
2027	2,583	105
2028	2,467	107
2029	2,373	—
2030 and thereafter	6,512	—
Total payments	21,813	$ 29,516
Less: imputed interest	(3,057)	
Less: leases less than 12 months	(162)	
Total lease liabilities	$ 18,594	

In June 2022, the Company entered into a five-year consumption agreement with a vendor whereby the Company committed to purchase $300.0 million of data center, cloud, and IT services with no minimum annual spending requirement (excluded from the table above). In November 2024, the agreement was amended to increase the existing purchase commitment from $300.0 million to $360.0 million. As of December 31, 2024, the total remaining commitment under this agreement was $227.2 million.

Guarantees and Indemnifications

The Company's cloud computing and licensed software sales agreements normally include indemnification provisions for customer liabilities resulting from third party claims that its products infringe third party intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its consolidated financial statements. Certain of the Company's sales agreements also include indemnification provisions for customer liabilities incurred as a result of a breach of confidentiality. The Company's cloud computing service provider indemnifies the Company for up to 24 months of fees for data breaches. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited and infrequent history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

The Company includes service level commitments to its customers, typically regarding certain levels of uptime reliability and performance, and if the Company fails to meet those levels, customers can receive credits and, in limited cases, terminate their relationship with the Company. To date, the Company has not incurred any material costs as a result of such commitments.

The Company is occasionally required, for various reasons, to enter into financial guarantees with third parties in the ordinary course of business including, among others, guarantees related to letters of credit on behalf of parties with whom it conducts business. Such agreements have not had a material effect on the Company's consolidated financial statements.

The Company has also agreed to indemnify its board of directors and executive officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a board member or officer, including any action by the Company, arising out of that person's services as the Company's board member or officer or that person's services provided to any other company or enterprise at the Company's request. The Company has maintained board member and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

NOTE 7 – DEBT

Revolving Credit Facility

In January 2020, the Company entered into a revolving credit facility with a bank that allowed the Company to borrow up to $50.0 million for working capital and for other general corporate purposes through December 31, 2024, with an option to request an increase in available borrowings by an additional $25.0 million. In October 2023, the Company entered into an amended and restated revolving credit facility (the Credit Facility) that established a syndicate including two additional banks, increased the borrowing capacity from $50.0 million to $150.0 million, and extended the maturity date of the Credit Facility to October 27, 2028. In connection with the amendment and restatement, the Company incurred $0.5 million of financing costs which have been recorded as other noncurrent assets in the consolidated balance sheet. The Company did not have any amounts drawn under the Credit Facility in any period presented.

Under the terms of the Credit Facility, the Company has the option to borrow funds as either a secured overnight financing rate (SOFR) loan or alternate base rate (ABR) loan. Any advances drawn on the Credit Facility incur interest at an annual rate equal to the SOFR plus 250 basis points for SOFR loans and ABR plus 150 basis points for ABR loans. The SOFR is defined as, for any day, a rate per annum equal to SOFR for the day (such day, the SOFR Determination Date) that is five (5) U.S. Government Securities Business Day prior to (i) if such SOFR rate day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR rate day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR rate day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator's Website. The ABR is defined as, for any day, a rate per annum equal to the greatest of (a) the prime rate in effect on such day, (b) the Federal Reserve Bank of New York (NYFRB) rate in effect on such day plus ½ of 1% and (c) Term SOFR for a one month interest period on such day (or if such day is not a Business Day, the immediately preceding business day) plus 1%. Any undrawn portion of the Credit Facility is subject to a fee of 0.25% per annum. SOFR interest payments for interest periods of 3 months or less are due at the end of the interest period. SOFR interest payments for interest periods greater than 3 months are due on 3-month intervals following the borrowing. ABR interest and fees are payable quarterly in arrears with the principal and any accrued and unpaid interest due on October 27, 2028. Interest expense on the Credit Facility is recorded in the consolidated statements of operations as interest expense, net and fees are recorded as general and administrative expenses. Interest expense and fees on the Credit Facility were not material during the years ended December 31, 2024, 2023 and 2022.

Under the terms of the Credit Facility, the Company must maintain compliance with certain negative and affirmative covenants, including financial covenants and covenants relating to the incurrence of other indebtedness, the occurrence of a material adverse change, the disposition of assets, mergers, acquisitions and investments, the granting of liens, and the payment of dividends. The Company must also not permit the ratio of indebtedness to total recurring revenue for the most recent trailing four quarters to exceed 0.50 to 1.00, and is required to maintain $50.0 million in liquidity. The Credit Facility is secured by substantially all the assets of the Company. The Company was compliant with the financial covenants contained in the agreement as of December 31, 2024.

NOTE 8 – INCOME TAXES

Prior to the Reorganization Transactions and IPO, the Company was treated as a partnership for U.S. income tax purposes. As of the IPO, the Company is treated as a corporation for income tax purposes and is subject to federal, state, local, and foreign taxes with respect to allocable share of any net taxable income from OneStream Software LLC.

OneStream Software LLC is a limited liability company treated as a partnership for income tax purposes and its taxable income or loss is passed through to its members, including the Company. OneStream Software LLC's foreign subsidiaries are taxed in the foreign jurisdictions in which they operate, and accruals for such taxes are included in the Company's consolidated financial statements.

For the periods presented prior to the Reorganization Transactions and IPO, the reported income taxes represent those of OneStream Software LLC.

The components of the Company's loss before income taxes were as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Domestic	$ (286,591)	$ (32,744)	$ (68,048)
Foreign	(18,191)	5,229	3,241
Loss before income taxes	$ (304,782)	$ (27,515)	$ (64,807)

The provision for income taxes consisted of the following (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Current:			
U.S. federal	$ —	$ —	$ —
State	126	70	3
Foreign	1,751	1,346	656
Total current	$ 1,877	$ 1,416	$ 659
Deferred:			
U.S. Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total deferred	$ —	$ —	$ —
Provision for income taxes	$ 1,877	$ 1,416	$ 659

A reconciliation of the income tax provision at the U.S. federal statutory rate to the Company's provision for income taxes was as follows:

| | Year Ended December 31, | | |
	2024	2023	2022
U.S. federal benefit at federal statutory rate	(64,004)	(5,778)	(13,609)
Increase (decrease) in rate resulting from:			
Valuation allowance	52,410	—	—
Loss allocable to non-controlling interest	17,763	—	—
Permanent items	1,015	405	—
Withholding taxes	103	—	—
Flow-through income	—	6,876	14,291
Foreign expense (benefit) differential	(752)	(206)	(26)
State taxes, net of federal tax benefit	(5,264)	119	3
Other	606	—	—
Provision for income taxes	$ 1,877	$ 1,416	$ 659

The U.S. federal income tax rate for the years ended December 31, 2024, 2023 and 2022 was 21%.

The Tax Cuts and Jobs Act subjects a U.S. shareholder to current tax on global intangible low-taxed income (GILTI) earned by certain foreign subsidiaries. The Company has made an accounting policy election to treat taxes due under the GILTI provision as a current period expense. The impact of GILTI resulted in no incremental tax expense for the year ended December 31, 2024 due to a full valuation allowance on U.S. net deferred tax assets.

Deferred Income Taxes

The components of the Company's deferred tax assets and liabilities were as follows:

	Year Ended December 31, 2024
Deferred tax assets	
Net operating loss carryforwards	$ 46,491
Investment in partnership	172,693
Equity-based compensation	5,261
Capital loss carryforward	2,508
Lease liabilities	1,518
Other	275
Gross deferred tax assets	228,746
Valuation allowance	(227,225)
Deferred tax assets, net of valuation allowance	1,521
Deferred tax liabilities	
Right-of-use assets	(1,518)
Other	(3)
Total deferred tax liabilities	$ (1,521)
Net deferred tax assets	$ —

For the year ended December 31, 2023, all deferred tax assets and liabilities above were immaterial.

The Company recognizes deferred tax assets to the extent it believes that these assets are more likely than not to be realized. The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. The Company has recorded deferred tax assets of $44.1 million and $2.4 million for federal and state jurisdictions, respectively, as discussed further below. The Company has a deferred tax asset related to a prior year capital loss carryforward which expires in 2028. The Company also has a deferred tax asset of $172.7 million related to its outside basis difference in its investment in OneStream Software LLC.

The Company has considered the consolidated historical pre-tax losses as well as the four sources of income in determining the need for a valuation allowance when the realization of its deferred tax assets is not more likely than not. The four sources of taxable income considered are (1) taxable income in prior carryback years where carryback is allowable, (2) future reversals of existing temporary differences, (3) consideration of reasonable and prudent tax planning strategies, and (4) forecasts of future taxable income, exclusive of reversing temporary differences and carryforwards.

Based on the available evidence as of December 31, 2024, the Company believes that it is not more likely than not that the U.S. and foreign deferred tax assets will be realized. Accordingly, the Company has recorded a full valuation allowance against the U.S. and foreign deferred tax assets. The Company intends to maintain the valuation allowance on the U.S. and foreign net deferred tax assets until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

As of December 31, 2024, the Company had U.S. federal income tax net operating loss carryforwards of $209.8 million available to offset future taxable income, all of which will be carried forward indefinitely, but utilization is limited to 80% of taxable income in any given year. The Company also has state net operating loss carryforwards of $47.4 million which begin to expire in 2029.

IRC Section 382 imposes limitations on a corporation's ability to utilize its net operating loss carryforwards if the corporation experiences an ownership change, as defined in Section 382. Based upon an analysis performed, the current IRC Section 382 limitation does not have a significant impact on the Company's future utilization of the U.S. federal net operating loss carryforwards. In the event of future changes in ownership, the utilization of net operating loss carryforwards could be limited.

The Company had no significant uncertain tax positions as of December 31, 2024 and 2023. The Company did not incur any interest or penalties related to income taxes during the years ended December 31, 2024, 2023 and 2022. The Company does not anticipate that any unrecognized tax benefits will significantly increase within the next 12 months. The Company is not currently under audit in the area of income tax in any jurisdiction. As of December 31, 2024, tax years 2021 and forward are subject to examination in federal and state jurisdictions, with certain exceptions for state and foreign jurisdictions with longer statute of limitation periods.

The Organization for Economic Co-operation and Development (OECD) announced the Inclusive Framework on Base Erosion Profit Sharing (Framework) which agreed to a two pillar solution to address tax challenges arising from digitalization of the global economy. Under Pillar Two, the Framework provides for a global minimum tax rate of 15%, calculated on a jurisdiction-by-jurisdiction basis. The Framework must now be implemented by the OECD members who have agreed to the plan, effective in 2024. Numerous countries have enacted legislation to adopt the Framework with a subset of the rules effective January 1, 2024, and the remaining rules effective January 1, 2025, or in later periods. The Company does not anticipate the Framework will have a material impact on its financial statements, largely driven by not meeting the revenue threshold of 750 million Euro for Pillar Two to apply. The Company will continue to evaluate and monitor this position as further guidance is made available, including refining its analysis as appropriate.

The Company previously considered the earnings in its foreign subsidiaries as not indefinitely reinvested. No deferred taxes were recorded for the year ended December 31, 2023 as the earnings were insignificant. However, during the year ended December 31, 2024, the Company determined the earnings of its foreign subsidiaries to be indefinitely reinvested as of year ended December 31, 2024. As such, the Company has made no provision for foreign or domestic income taxes on the cumulative unremitted earnings of its foreign subsidiaries. The Company's change in its permanent reinvestment assertion during the year ended December 31, 2024 did not have a material impact on the consolidated financial statements. If the Company repatriated its accumulated foreign earnings, the amounts of taxes which the Company could be subject to are not material to the consolidated financial statements.

Tax Receivable Agreement

In connection with the Reorganization Transactions, the Company entered into a Tax Receivable Agreement (TRA) with OneStream Software LLC, KKR and other Continuing Members, and certain Former Members. Under the TRA, the Company will retain 15% of certain available tax savings and will be required to pay KKR and the other Continuing Members, and certain Former Members, the remaining 85% of such tax savings, if any, that are realized or deemed realized as a result of tax attributes, i.e. deferred tax assets. The amounts of any tax benefit to the Company that arises from future exchanges or redemptions of LLC Units will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions or exchanges and the price of shares of its Class A common stock at the time of such future redemption or exchange. The Company will only recognize a deferred tax asset for financial reporting purposes when it is "more-likely-than-not" that the tax benefit will be realized.

Based on the Company's assessment, it is not more likely than not that the Company will realize the tax benefit of any deferred tax asset resulting from the Reorganization Transactions and subsequent LLC Unit exchanges and redemptions, and therefore, the Company has established a full valuation against its U.S. deferred tax asset. As such, no TRA liability has been recorded in the consolidated financial statements as of December 31, 2024. Had the tax benefit been more likely than not to be realized, the estimated TRA liability that could result from past exchanges would have been approximately $136.6 million as of December 31, 2024.

NOTE 9 – STOCKHOLDERS' / MEMBERS' EQUITY

Amendment and Restatement of Certificate of Incorporation

In connection with the Reorganization Transactions, the certificate of incorporation of OneStream, Inc. was amended and restated to, among other things, provide for the authorization of (i) 2,500,000,000 shares of Class A common stock with a par value of $0.0001 per share, (ii) 300,000,000 shares of Class B common stock with a par value of $0.0001 per share, (iii) 300,000,000 shares of Class C common stock with a par value of $0.0001 per share, (iv) 600,000,000 shares of Class D common stock with a par value of $0.0001 per share, and (v) 100,000,000 shares of preferred stock with a par value of $0.0001 per share.

The rights of the holders of Class A common stock, Class B common stock, Class C common stock and Class D common stock are identical, except with respect to voting rights, conversion rights and economic rights. Each share of Class A common stock is entitled to one vote per share and has economic rights. Each share of Class B common stock is entitled to one vote per share, is cancellable upon the redemption or exchange of one LLC Unit for cash or one share of Class A common stock and has no economic rights. Each share of Class C common stock is entitled to ten votes per share, is cancellable upon the redemption or exchange of one LLC Unit for cash or one share of Class D common stock, is convertible into one share of Class B common stock, and has no economic rights. Each share of Class D common stock is entitled to ten votes per share, is convertible into one share of Class A common stock and has economic rights.

Recapitalization of OneStream Software LLC

In connection with the Reorganization Transactions and the Amended LLC Agreement, all membership interests in OneStream Software LLC were reclassified into a single-class of LLC Units. The following is a summary of the securities reclassified in connection with the Reorganization Transactions:

- 80,324,378 common units of OneStream Software LLC outstanding prior to the Reorganization Transactions were

reclassified on a one-for-one basis into LLC Units;

- 128,293,508 convertible preferred units of OneStream Software LLC outstanding prior to the Reorganization Transactions were reclassified on a one-for-one basis into LLC Units; and

- 8,632,763 ICUs of OneStream Software LLC outstanding prior to the Reorganization Transactions were reclassified into 6,591,178 LLC Units.

In addition, the Company issued 74,135,230 shares of Class C common stock, net of 3,006,037 shares of Class C common stock purchased and cancelled in the IPO Synthetic Secondary, to the Continuing Members. The Company also issued 132,081,358 shares of Class D common stock, net of the conversion of 5,986,437 shares of Class D common stock to Class A common stock in connection with the sale of such shares in the IPO, to the Former Members in exchange for LLC Units on a one-for-one basis.

The amended and restated certificate of incorporation and the Amended LLC Agreement discussed above require the Company and OneStream Software LLC to, at all times, maintain (i) a one-to-one ratio between the number of shares of Class A common stock and Class D common stock outstanding and the number of LLC Units owned by the Company and (ii) a one-to-one ratio between the number of shares of Class B common stock and Class C common stock outstanding and the number of LLC Units owned by the Continuing Members.

Preferred Stock

As of December 31, 2024, there are no shares of preferred stock outstanding. Under the terms of the Company's amended and restated certificate of incorporation, the board of directors is authorized to direct the Company to issue shares of preferred stock in one or more series without shareholder approval. The board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Secondary Offering

In November 2024, the Company completed a secondary offering (the Secondary Offering) of 17,250,000 shares of its Class A common stock, including the full exercise of the underwriters' option to purchase additional shares, of which 10,357,991 shares were sold by selling stockholders and 6,892,009 shares were sold by the Company as part of a non-dilutive "synthetic secondary" transaction (the Secondary Offering Synthetic Secondary), in each case at a public offering price of $31.00 per share.

In connection with the Secondary Offering, certain selling stockholders (i) redeemed 472,940 issued and outstanding LLC Units (and a corresponding number of their shares of Class C common stock were cancelled) in exchange for an equal number of shares of Class D common stock and (ii) converted 10,357,991 shares of Class D common stock (inclusive of the 472,940 shares of Class D common stock acquired upon the redemption of LLC Units described in the preceding clause) into an equal number of shares of Class A common stock.

The Company did not retain any proceeds from the Secondary Offering and, upon its closing, the total number of outstanding shares of common stock of OneStream Inc. and LLC Units of OneStream Software LLC remained the same. The Company used all of the net proceeds from the Secondary Offering, all received as part of the Secondary Offering Synthetic Secondary, to purchase issued and outstanding LLC Units (and purchase and cancel an equal number of shares of then outstanding Class C common stock) from KKR Dream Holdings LLC. In connection with the Secondary Offering, the Company incurred $1.3 million of costs during the year ended December 31, 2024, which were recorded in general and administrative expenses in the Company's consolidated statement of operations.

Exchanges and Redemptions of LLC Units

In December 2024, separate from the exchanges and redemptions in connection with the Secondary Offering, certain Continuing Members redeemed 2,840,662 LLC Units, along with their corresponding shares of Class C common stock, in exchange for an equal number of shares of Class D common stock, which were all subsequently converted into Class A common stock. Simultaneously, and in connection with these exchanges and redemptions, the Company cancelled the exchanged shares of Class C common stock.

NOTE 10 – NON-CONTROLLING INTERESTS

In connection with the Reorganization Transactions, OneStream, Inc. became the sole manager of OneStream Software LLC and accordingly consolidates the results of operations of OneStream Software LLC. The non-controlling interests balance on the Company's consolidated balance sheets represents the portion of LLC Units owned by the Continuing Members. Net (loss) income is attributed to the non-controlling interests based on the weighted-average ownership percentages of LLC Units outstanding during the period, excluding LLC Units that are subject to vesting conditions. As of December 31, 2024, the non-controlling interests in OneStream

Software LLC owned 26.6% with the remaining 73.4% owned by OneStream, Inc. The ownership of the LLC Units is summarized as follows:

	Ownership			Ownership Percentage		
	OneStream, Inc.	Continuing Members[1]	Total	OneStream, Inc.	Continuing Members[1]	Total
Balances at July 24, 2024	160,256,358	72,884,529	233,140,887	68.7%	31.3%	100.0%
Effects of Secondary Offering	7,364,949	(7,364,949)	—	3.2%	(3.2)%	—
Effect of exchange of Class C Common Stock	2,840,662	(2,840,662)	—	1.2%	(1.2)%	—
Vested LLC units	—	178,895	178,895	(0.1)%	0.1%	—
Issued under equity-based compensation plans	3,190,429	—	3,190,429	0.4%	(0.4)%	—
Total	173,652,398	62,857,813	236,510,211	73.4%	26.6%	100.0%

[1] Excludes 1,165,556 and 1,071,806 LLC Units still subject to vesting conditions at July 24, 2024 and December 31, 2024, respectively.

NOTE 11 – EQUITY-BASED COMPENSATION

2019 Common Unit Option Plan

The 2019 Common Unit Option Plan (the 2019 Plan) was originally adopted by OneStream Software LLC's board of managers and approved by the then members of OneStream Software LLC. The 2019 Plan allowed OneStream Software LLC to provide common unit options to eligible employees, managers, and consultants.

Prior to the Reorganization Transactions, the Company did not recognize equity-based compensation expense for common unit options granted under the 2019 Plan because they contained a forfeiture provision whereby upon voluntary termination of service by the option holder, the Company had the right to require the option holder to (i) sell all or a portion of any common units acquired by the optionee to the Company at a price equal to the lesser of (a) the aggregate fair value of such common units on the date of such repurchase and (b) the aggregate exercise price paid to acquire the common units and (ii) surrender all outstanding common unit options, including vested options, held by such optionee without consideration.

On July 12, 2024, the board of managers of OneStream Software LLC and the board of directors of the Company approved a modification of the terms of the outstanding common unit options to remove the forfeiture provision, to be effective immediately upon the completion of the Reorganization Transactions. The amendment has been accounted for as an "improbable-to-probable" modification under ASC 718, Compensation—Stock Compensation, whereby the fair values of the outstanding common unit options were measured as of the modification date of July 12, 2024 (the Option Modification Date). The performance condition created by the modification was satisfied upon completion of the Reorganization Transactions and the Company recorded a cumulative adjustment to equity-based compensation expense totaling $204.4 million for the common unit options that vested upon the completion of the Reorganization Transactions.

The remaining unrecognized equity-based compensation expense related to the unvested common unit options granted prior to the Reorganization Transactions is being recognized over the remaining requisite service period using the accelerated attribution method, in which compensation cost for each vesting tranche is recognized ratably from the service inception date to the vesting date for that tranche. In connection with the Reorganization Transactions, the 2019 Plan was assumed by OneStream, Inc. and terminated with respect to the grant of new options. In addition, all outstanding common unit options were converted into options to purchase Class A common stock on a one-for-one basis.

The following table summarizes the option activity under the 2019 Plan during the year ended December 31, 2024 (in thousands, except per share data):

	Options		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2023	28,761	$	8.65	7.69
Granted	9,097		14.78	
Forfeited / Cancelled	(895)		10.12	
Exercised	(3,642)		7.94	
Outstanding as of December 31, 2024	33,321	$	10.58	7.63
Vested and exercisable as of December 31, 2024	16,369	$	8.22	6.60

The weighted-average grant date fair value of stock options granted under the 2019 Plan during the year ended December 31, 2024, was $10.03. As of December 31, 2024, the aggregate intrinsic value of stock options exercised, outstanding, and vested and exercisable under the 2019 Plan was $82.3 million, $597.7 million and $332.3 million, respectively. Total unrecognized equity-based compensation expense related to stock options granted under the 2019 Plan was $104.7 million as of December 31, 2024 and will be recognized over the remaining requisite service period using the accelerated attribution method over a weighted-average period of 2.6 years.

The Company estimated the fair value of the modified stock options under the 2019 Plan as of the Option Modification Date using a binomial lattice model incorporating an early exercise multiple and post-vesting termination rates. The assumptions and estimates used as part of the binomial lattice model were as follows:

Fair Value of Class A Common Stock: The fair value of Class A common stock underlying the options granted under the 2019 Plan was determined to be the mid-point of the expected IPO price range as of the Option Modification Date.

Expected Term: The expected term was a derived output of the binomial lattice model representing the weighted-average period the stock options are expected to remain outstanding.

Expected Volatility: Expected volatility was estimated based on historical and implied stock price volatility from several guideline companies over a period equivalent to the expected term.

Risk-free Interest Rate: The risk-free interest rate was based on the interpolated United States Treasury yield curve at each time-step in the lattice.

Expected Dividend Yield: The estimated dividend yield is zero as the Company does not currently intend to declare dividends in the foreseeable future.

Assumptions and estimates used as part of the binomial lattice model for options granted under the 2019 Plan and modified on the Option Modification Date were as follows:

Fair value of Class A common stock	$	18.00
Expected term (in years)		0 - 7.44
Expected volatility		50.00%
Risk-free interest rate		4.34 - 5.40%
Expected dividend yield		—

Incentive Compensation Units

From time to time prior to the Reorganization Transactions and the IPO, the board of managers of OneStream Software LLC granted ICUs to certain directors, officers and other employees pursuant to profits interest unit grant agreements. In connection with the Reorganization Transactions, the 8,632,763 ICUs outstanding as of the date of the IPO were reclassified into 6,591,178 LLC Units and holders of the newly issued LLC Units received an equal number of shares of Class C common stock. Such shares of Class C common stock are subject to the same terms and conditions, including vesting terms, as the ICUs that were reclassified into LLC Units.

ONESTREAM, INC.

The Company classifies the unvested LLC Units (and corresponding shares of Class C common stock) as outstanding on its consolidated balance sheets as they are legally outstanding; however, these are excluded from the calculation of weighted average LLC Units outstanding during the period for purposes of calculating net loss attributable to the non-controlling interest in OneStream Software LLC as their distribution rights are forfeitable until vested. If a forfeiture of an unvested LLC Unit occurs, the associated shares of Class C common stock are also forfeited.

The unvested LLC Units (and shares of Class C common stock) outstanding following the reclassification of outstanding unvested ICUs are summarized as follows (in thousands, except per share data):

	Shares		Weighted-Average Grant Date Fair Value per Share
Unvested and outstanding immediately following completion of the Reorganization Transactions	241	$	8.82
Vested subsequent to completion of the Reorganization Transactions	178		8.63
Unvested and outstanding as of December 31, 2024	63	$	9.38

The Company evaluated the reclassification of ICUs as part of the Reorganization Transactions and concluded the impact on equity-based compensation expense was not material. As of December 31, 2024, total unrecognized equity-based compensation related to the unvested shares of Class C common stock and unvested LLC Units was $0.3 million, which is expected to be recognized over a weighted-average period of 0.1 years. The fair value of these shares of Class C common stock and LLC Units that vested during the period from the date of the Reorganization Transactions to December 31, 2024 totaled $1.5 million.

2024 Equity Incentive Plan

In connection with the IPO, the Company's board of directors adopted the 2024 Plan, which became effective with an initial reserve of 32,100,000 shares of Class A common stock. The 2024 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, RSUs, and performance awards to eligible employees, directors, and consultants.

The number of shares available for issuance under the 2024 Plan also includes an annual increase on the first day of each fiscal year beginning on January 1, 2025 and ending on the ten year anniversary of the date our board of directors approved the 2024 Plan, in an amount equal to the least of (i) 26,800,000 shares of Class A common stock, (ii) 5% of the outstanding shares of all series of the Company's common stock on the last day of the immediately preceding fiscal year, or (iii) such other number as determined by the Administrator (as defined in the 2024 Plan).

Stock options

In July 2024, prior to the IPO, the Company granted to certain directors, executive officers and other employees 2,413,968 options to purchase Class A common stock under the 2024 Plan at an exercise price equal to the IPO price, which was $20.00 per share. These stock options vest upon the satisfaction of a liquidity condition and service-based condition of four years. The liquidity condition was satisfied through the completion of the IPO. No options have been granted after the IPO.

The following table summarizes the option activity under the 2024 Plan during the year ended December 31, 2024 (in thousands, except per share data):

	Options		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2023	—	$	—	—
Granted	2,414		20.00	
Forfeited / Cancelled	(11)		20.00	
Exercised	(3)		20.00	
Outstanding as of December 31, 2024	2,400	$	20.00	9.56
Vested and exercisable as of December 31, 2024	136	$	20.00	9.56

ONESTREAM, INC.

The weighted-average grant date fair value of stock options granted under the 2024 Plan during the year ended December 31, 2024 was $10.61. As of December 31, 2024, the aggregate intrinsic value of stock options outstanding and stock options vested and exercisable under the 2024 Plan was $20.4 million and $1.2 million, respectively. As of December 31, 2024, the aggregate intrinsic value of stock options exercised under the 2024 Plan was not material. Total unrecognized equity-based compensation expense related to stock options under the 2024 Plan was $17.4 million as of December 31, 2024 and will be recognized over the remaining requisite service period using the accelerated attribution method over a weighted-average period of 3.6 years.

The Company estimated the fair value of options granted under the 2024 Plan on the grant date using a Black-Scholes option-pricing model. The assumptions and estimates used as part of the Black-Scholes option-pricing model were as follows:

Fair Value of Class A Common Stock: The fair value of Class A common stock underlying the options granted under the 2024 Plan was determined to be the IPO price.

Expected Term: The expected term was estimated using the simplified method due to a lack of historical exercise activity for the Company. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award.

Expected Volatility: Expected volatility was estimated based on historical and implied stock price volatility from several guideline companies over a period equivalent to the expected term.

Risk-free Interest Rate: The risk-free interest rate was based on the United States Treasury yield curve in effect during the period the options were granted.

Expected Dividend Yield: The estimated dividend yield is zero as the Company does not currently intend to declare dividends in the foreseeable future.

Inputs used in the Black-Scholes option pricing model for options granted under the 2024 Plan were as follows:

Fair value of Class A common stock	$ 20.00
Expected term (in years)	6.06 - 6.11
Expected volatility	50.00%
Risk-free interest rate	4.24%
Expected dividend yield	—

Restricted Stock Units (RSUs)

Subsequent to the Reorganization Transactions and the IPO, the Company has granted RSUs under the 2024 Plan to certain employees. RSUs represent the right to receive shares of Class A common stock at specified future dates. RSUs are subject to a service-based vesting condition that is generally satisfied over four years. Equity-based compensation expense related to RSUs is recognized on a straight-line basis over the remaining requisite service period.

The following table summarizes the RSU activity during the year ended December 31, 2024 (in thousands, except per share data):

	RSUs	Weighted-Average Grant Date Fair Value per Share	
Outstanding as of December 31, 2023	—	$	—
Granted	366		29.49
Vested	(5)		29.87
Forfeited / Cancelled	(6)		29.87
Outstanding as of December 31, 2024	355	$	29.48

As of December 31, 2024, unrecognized compensation cost related to the RSUs was $10.1 million, which is expected to be recognized over a weighted-average period of 3.9 years. The Company recognized $0.5 million of equity-based compensation expense related to RSUs for the year ended December 31, 2024.

2024 Employee Stock Purchase Plan

In connection with the IPO, the Company's board of directors adopted the 2024 Employee Stock Purchase Plan (the ESPP). A total of 10,700,000 shares of Class A common stock were initially reserved for issuance under the ESPP. As of December 31, 2024, there have been no shares issued under this plan. Effective February 17, 2025, all eligible U.S. employees can participate in this plan.

The number of shares available for issuance under the ESPP also includes an annual increase on the first day of each fiscal year following the fiscal year in which the first offering period under the ESPP commences, in an amount equal to the least of (i) 5,400,000 shares of Class A common stock, (ii) 1% of the outstanding shares of all series of the Company's common stock on the last day of the immediately preceding fiscal year, or (iii) such other number as determined by the Administrator (as defined in the ESPP).

DataSense Common Unit Awards

As part of the acquisition of DataSense on May 1, 2024, as described in Note 3, the founders of DataSense were awarded 1,023,720 common units at an aggregate fair value of $17.3 million, or $16.86 per common unit. Of the common units awarded, 14,418 were immediately vested and were included as part of the total purchase consideration. The remaining 1,009,302 common units are subject to performance-based vesting conditions measured on an annual basis over four years and a service-based condition tied to the continued employment of the founders with the Company, and the related equity-based compensation expense is amortized using the accelerated attribution method.

In connection with the Reorganization Transactions, the common units awarded to the founders of DataSense were reclassified into an equal number of LLC Units and DataSense Holdings received an equal number of shares of Class C common stock. The Company evaluated the reclassification of these common units as part of the Reorganization Transactions and concluded the impact to equity-based compensation expense was not material. All LLC Units (and corresponding shares of Class C common stock) issued as a result of the reclassification of unvested common units remain subject to the same vesting requirements that existed prior to the Reorganization Transactions. The unvested LLC Units (and corresponding shares of Class C common stock) are classified as outstanding on the Company's consolidated balance sheets as they are legally outstanding; however, these are excluded from the calculation of weighted average LLC Units outstanding during the period for purposes of calculating net loss attributed to the non-controlling interest in OneStream Software LLC as their distribution rights are forfeitable until vested. As of December 31, 2024, 1,009,302 LLC Units (and corresponding shares of Class C common stock) issued to DataSense Holdings remain unvested.

The Company accounts for these common units based on their estimated grant date fair value. The fair value of the common units was established by OneStream Software LLC's board of managers, after considering third-party valuations and input from management. The valuations of the common units were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held Company Equity Securities Issued as Compensation*. In valuing the common units, the fair value of OneStream Software LLC, or enterprise value, was determined using various methods under the market approach, including guideline public company and similar transaction methods.

During the year ended December 31, 2024, the Company recognized equity-based compensation expense of $6.4 million related to the common units issued to DataSense Holdings. As of December 31, 2024, unrecognized equity-based compensation cost related to these awards that are expected to vest was $10.6 million, which is expected to be recognized over a weighted-average period of 3.6 years. Refer to Note 3, Business Combinations, for further details on the acquisition.

Classification of Equity-Based Compensation Expense

Equity-based compensation expense was classified as follows in the accompanying consolidated statements of operations (in thousands):

| | Year Ended December 31, | | | | | |
	2024		2023		2022	
Cost of subscription	$	5,939	$	—	$	—
Cost of professional services and other		24,871		15		78
Sales and marketing		135,215		3,938		2,847
Research and development		77,926		518		812
General and administrative		72,446		3,799		4,526
Total equity-based compensation	$	316,397	$	8,270	$	8,263

NOTE 12 – NET LOSS PER SHARE

The following table presents the calculation of basic and diluted net loss per share for the period following the Reorganization Transactions (in thousands, except per share amounts):

	July 24, 2024 through December 31, 2024	
Numerator:		
Net loss	$	(292,015)
Less: net loss attributable to non-controlling interests		(90,458)
Net loss attributable to OneStream, Inc., basic	$	(201,557)
Net loss attributable to OneStream, Inc., dilutive	$	(292,015)
Denominator:		
Weighted-average shares of Class A and Class D common stock outstanding–basic		163,469
Effect of dilutive LLC Units		70,574
Weighted-average shares of Class A and Class D common stock outstanding–diluted		234,043
Net loss per share:		
Net loss per share of Class A and Class D common stock–basic	$	(1.23)
Net loss per share of Class A and Class D common stock–diluted	$	(1.25)

Shares of Class B common stock and Class C common stock do not share in the earnings or losses of OneStream, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted net loss per share of Class B and Class C common stock under the two-class method has not been presented.

The effect of the Company's potentially dilutive securities were not included in the calculation of diluted loss per share as the effect would be anti-dilutive. The following table contains outstanding share totals with a potentially dilutive impact (in thousands):

	December 31, 2024
Stock options	35,721
RSUs	355
Total	36,076

NOTE 13 - POSTRETIREMENT BENEFITS

The Company has established a 401(k) savings plan. The Company's 401(k) plan is qualified under Section 401 of the Internal Revenue Code and is available to all full-time employees with tax-deferred salary deductions and alternative investment options. Employees may contribute up to 100% of their salary up to the statutory prescribed annual limit. The 401(k) plan provides for the Company to make a discretionary contribution at the end of the plan year, which coincides with the Company's fiscal year. The Company

also makes contributions to other postretirement plans of non-U.S. employees based on statutory regulations in place in their respective countries.

The Company recorded $7.7 million, $5.9 million and $4.3 million of expense related to employer contributions to postretirement benefit plans for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 14 – RELATED PARTY TRANSACTIONS

DataSense

Prior to the acquisition of DataSense, the Company was a party to consulting and software development services agreements with DataSense. The Company's co-founder, chairman and CEO, Thomas Shea, is the father of Andrew Shea, who was the chief executive officer and an equity holder in DataSense until its acquisition by the Company. The Company held an equity method investment in DataSense that was immaterial as of December 31, 2023. The Company paid $1.9 million in 2024 through the acquisition date, and $3.5 million in the year ended December 31, 2023, under the consulting and software development services agreements with DataSense, which are included in the Company's research and development expenses. There were no outstanding amounts due to or from DataSense as of December 31, 2023.

Refer to Note 3, Business Combinations, for further details on the acquisition of DataSense.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation and supervision of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were, in design and operation, effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by SEC rules for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an "emerging growth company" as defined in the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

The effectiveness of any system of disclosure controls and procedures and internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating the controls and procedures and the inability to eliminate misconduct completely. Accordingly, any system of controls and procedures, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls and procedures may become inadequate because of changes in conditions or that the degree of compliance with the controls or procedures may deteriorate. We intend to continue to monitor and upgrade our controls and procedures as necessary or appropriate for our business, but cannot assure you that such improvements will be sufficient to provide us with effective disclosure controls and internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2024, the following director and officer, respectively, adopted a Rule 10b5-1 trading arrangement as defined in Regulation S-K Item 408, as follows:

On November 22, 2024, John Kinzer, a member of our board of directors, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 130,000 shares of our Class A common stock. The trading arrangement is intended

to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until December 31, 2025, or earlier if all transactions under the trading arrangement are completed.

On December 13, 2024, Craig Colby, our president, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 280,000 shares of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until December 16, 2025, or earlier if all transactions under the trading arrangement are completed.

During the three months ended December 31, 2024, no other directors or officers, as defined in Rule 16a-1(f) under the Exchange Act, adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information called for by this item will be set forth in our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024, or the Proxy Statement, and is incorporated herein by reference.

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all officers, directors, and employees, which is available on our website at https://investor.onestream.com under "Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on the website address and location specified above. The information contained on, or accessible from, our website is not part of this Annual Report on Form 10-K by reference or otherwise.

Item 11. Executive Compensation.

The information called for by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information called for by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information called for by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Our independent registered public accounting firm is Ernst & Young LLP, Detroit, MI, Auditor Firm ID: 42.

The information called for by this item will be set forth in our Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules.

(a)   We have filed the following documents as part of this Annual Report on Form 10-K:

1.   Financial Statements

See "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2.   Financial Statement Schedules

Schedules not listed above have been omitted because they are not required, because they are not applicable, or because the required information is otherwise included.

3.   Exhibits

See exhibits listed under Part (b) below:

(b)   Exhibits.

The exhibits listed below are filed or furnished as part of this Annual Report on Form 10-K, or are incorporated herein by reference, in each case as indicated below:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/Furnished Herewith
		Form	File Number	Filing Date	Number	
3.1	Amended and Restated Certificate of Incorporation of OneStream, Inc.	8-K	001-42187	7/26/24	3.1	
3.2	Amended and Restated Bylaws of OneStream, Inc.	8-K	001-42187	7/26/24	3.2	
4.1	Form of Class A Common Stock Certificate	S-1	333-280573	6/28/24	4.1	
4.2	Description of Securities					X
10.1	Sixth Amended and Restated Operating Agreement of OneStream Software LLC, dated as of July 23, 2024, by and among OneStream Software LLC, OneStream, Inc. and each of the other Members (as defined therein)	8-K	001-42187	7/26/24	10.1	
10.2	Tax Receivable Agreement, dated as of July 23, 2024, by and among OneStream, Inc., OneStream Software LLC and each of the Members (as defined therein)	8-K	001-42187	7/26/24	10.2	
10.3	Registration Rights Agreement, dated as of July 23, 2024, by and among OneStream, Inc. and each of the Holders (as defined therein)	8-K	001-42187	7/26/24	10.3	
10.4	Stockholders' Agreement, dated as of July 23, 2024, by and among OneStream, Inc. and KKR Dream Holdings LLC	8-K	001-42187	7/26/24	10.4	
10.5	Form of Director and Executive Officer Indemnification Agreement	8-K	001-42187	7/26/24	10.5	
10.6#	2019 Common Unit Option Plan and related form agreements	S-1	333-280573	6/28/24	10.5	
10.7#	2024 Equity Incentive Plan and related form agreements	S-1/A	333-280573	7/15/24	10.6	
10.8#	Amended and Restated 2024 Employee Stock Purchase Plan and related form agreements					X
10.9#	Employee Incentive Compensation Plan	S-1	333-280573	6/28/24	10.8	
10.10#	Outside Director Compensation Policy	S-1/A	333-280573	7/15/24	10.9	
10.11#	Confirmatory Employment Letter by and between the registrant and Thomas Shea	S-1	333-280573	6/28/24	10.10	
10.12#	Confirmatory Employment Letter by and between the registrant and Craig Colby	S-1	333-280573	6/28/24	10.11	
10.13#	Confirmatory Employment Letter by and between the registrant and William Koefoed	S-1	333-280573	6/28/24	10.12	
10.14#	Executive Change in Control and Severance Policy	S-1	333-280573	6/28/24	10.13	
10.15	Amended and Restated Credit Agreement, dated as of October 27, 2023, by and among OneStream Software	S-1	333-280573	6/28/24	10.14	

	LLC, JPMorgan Chase Bank, N.A. and the other parties named therein	
19.1	Insider Trading Policy	X
21.1	List of Subsidiaries of OneStream, Inc.	X
23.1	Consent of Independent Registered Public Accounting Firm	X
24.1	Power of Attorney (included in signature page hereto)	X
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
97.1	Compensation Recovery Policy	X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document	X
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

\# Indicates management contract or compensatory plan.

*The certifications attached as Exhibit 32.1 and 32.2 that accompany this report are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of OneStream, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this report, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ONESTREAM, INC.

Date: February 27, 2025

By: /s/ Thomas Shea

Thomas Shea
Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2025

By: /s/ William Koefoed

William Koefoed
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Shea and William Koefoed, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas Shea Thomas Shea	Chairman and Chief Executive Officer (Principal Executive Officer)	February 27, 2025
/s/ William Koefoed William Koefoed	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2025
/s/ Bradley Brown Bradley Brown	Director	February 27, 2025
/s/ Michael Burkland Michael Burkland	Director	February 27, 2025
/s/ John Kinzer John Kinzer	Director	February 27, 2025
/s/ Jonathan Mariner Jonathan Mariner	Director	February 27, 2025
/s/ David H. Petraeus General (Ret.) David H. Petraeus	Director	February 27, 2025
/s/ David Welsh David Welsh	Director	February 27, 2025
/s/ Kara Wilson Kara Wilson	Director	February 27, 2025